7/18


05009682

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Southern Telecommunications Co

*CURRENT ADDRESS


PROCESSED
JUL 14 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4721 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/14/05

02 4121

Previously approved
by the Board of Directors of "UTK" PJSC:
Minutes №36
"25" may 2005

Approved
by the General Meeting of Shareholders
of "UTK" PJSC:
Minutes №16
"30" june 2005

AR/S
12-31-04

2004 ANNUAL REPORT

OF "SOUTHERN TELECOMMUNICATIONS COMPANY" PJSC

Krasnodar, 2005

Contents

Full registered name:

Public Joint –Stock Company "Southern Telecommunications Company"

Legal address: 66, Karasunskaya St., Krasnodar, 350000, Russia.

Postal address: 66, Karasunskaya St., Krasnodar, 350000, Russia.

Phone: +7 (861) 253-20-56, Fax: +7 (861) 253-25-30.
E-mail: operator@mail.stcompany.ru
Website: http://www.stcompany.ru

Date and number of the Company's state registration:

"Southern Telecommunications Company" PJSC ("UTK" PJSC) was set up as Open Joint –Stock Company "Kubanelectrosvyaz" on 20 May 1994 as a result of the privatization of the Rossvyazinform State Communications and Informatics Enterprise. 2001 Annual General Shareholders' Meeting approved the resolution on renaming of OJSC "Kubanelectrosvyaz" into "Southern Telecommunications Company" PJSC.

On the basis of the resolution of the Extraordinary General Shareholders' Meeting of "UTK" PJSC approved on 21 December 2001 "Southern Telecommunications Company" PJSC was reorganized through merger of the following telecoms of the Southern federal district into it: "Volgogradelectrosvyaz"OJSC, "KabBalktelecom" OJSC, "Karachaevo-Cherkesskelectrosvyaz" OJSC, "Svyazinform" OJSC, Astrakhan Region, "Sevosetinelectrosvyaz" OJSC, "Electrosvyaz of Adygeia Republic" OJSC, "Electrosvyaz" OJSC Kalmykia Republic, "Rostovelectrosvyaz" OJSC, "Electrosvyaz" OJSC Stavropol Territory. The reorganization was completed in the beginning of 2003.

"UTK" PJSC renders services of local and long-distance telephony, wide range of value-added services (Internet, IP-telephony, ISDN and intelligent services, VPN and cable TV services, call-center services) and other telecommunications services (document communication, wire broadcasting, paging services, lease of channels).

SECTION I. REPORT OF THE BOARD OF DIRECTORS

1.1. Key 2004 financial and operational highlights.

In 2004 “UTK" PJSC continued active realization of its aggressive investment program. The Company strengthened its leadership position in the SFD telecommunications market and created favorable long-term conditions for improvements in operating and financial performance going forward. In 2004 583 ths new access lines were put into operation, a 9.5% increase over 2003. UTK’s subscriber base was up 10% approximating to 4 million users. 2004 revenue of "Southern Telecommunications Company" PJSC amounted to RUR 16,753 mln gaining 24% over 2003, revenue from telecom services was RUR 16,303 mln, up 23.3% over a year ago. Operating profit increased year-on-year by 11% to RUR 3,394 mln. But 2004 was not a simple year in the Company’s history. The increase in the Company’s debt burden was a consequence of attraction of external funding affecting its 2004 net financial result. At present the Company’s efforts are focused on maximal usage of UTK’s internal reserves thereby contributing to steady improvements in business efficiency.

1.2. Information about the work of the Board of Directors .

During the reporting period the Board of directors held 43 meetings at which 250 questions relating to the Company’s priority development trends in 2004 were considered and approved.

The main issues considered at the Board of Directors sessions were the following:

- Approval of the Company’s budget;
- approval of major and related-party transactions;
- approval of the Company’s Marketing Strategy for 2004-2005 (amended);
- 2004 Program of promotion of UTK’s services to the market;
- Main investment priorities of "UTK" PJSC for 2005;
- Forecast of UTK’s economic development for 2005- 2007;
- Introduction of a unified automated billing system based on AMDOCS BILLING SUITE software;
- Reduction of 2004 amount of investments;
- results of the actions aimed at improvements in corporate governance practices of "UTK" PJSC;
- Consideration of the matters on calling, preparing and conducting the Company’s annual General Shareholders' Meeting;
- - other matters being within the Board’s of Directors terms of reference according to the Company’s Charter and the Statute on the Company’s Board of Directors.

In order to improve the Company’s corporate governance practices, the Board of Directors approved the following documents:

- 2004 Program on investment relations;
- Provisions on UTK’s Dividend policy;
- Corporate Governance Code of "UTK" PJSC;
- Provisions on the Company’s Corporate Secretary and the Office of the Corporate Secretary;
- Provisions on the Company’s Board Committees.

To increase the efficiency of work of the Company’s Board of Directors the Company’s Board of Directors adopted the resolution on formation of four standing Board Committees (Minutes No 5 of August 6, 2004). The Committees shall preview the issues being within their competence and make recommendations on them to the Board of Directors:

Corporate Governance Committee, Audit Committee, Personnel and Rewards Committee and Strategic Development Committee have been working in the Company since 2004.

Audit Committee and Personnel and Rewards Committee of the Company's Board of Directors are chaired by independent directors.

In the reporting period the Corporate Governance Board Committee considered the following issues:

- draft Corporate Governance Code of "UTK" PJSC;
- draft Provisions on the Company's Corporate Secretary and the Office of the Corporate Secretary;
- draft Employment Agreement with the Corporate Secretary;
- draft 2004 Program on investor relations and development of the secondary market of UTS's shares;
- draft Provisions on UTK's Dividend policy;
- introduction of amendments and additions into the Company's Charter, the Provisions on the Company's Auditing Commission as well as other matters relating to preparing and conducting the Company's annual General Shareholders' Meeting.

Audit Committee of the Board of Directors cooperated with the Company's independent Auditor, the Auditing Commission, Internal Audit Department, the Company's managers and management.

At its sessions the Board Audit Committee considered the matters being within its terms of reference according to the Provisions on the Audit Committee of UTK's Board of Directors, namely:

-contracts on audit,
- internal control procedures and rules,
- preliminary consideration of the Auditor's Report,
-introduction of International Accounting Standards, risk management procedures and other matters.

The Board Strategic development Committee worked in compliance with the approved plan. At its sessions the Board Strategic development Committee considered the matters being within its terms of reference according to the Provisions on the Strategic development Committee of UTK's Board of Directors.

The main questions considered by the Strategic development Committee in the reporting period were the following:

- performance results of 2004 budget;
- participation and termination of participation in UTK's affiliated and subsidiary companies;
-main investment priorities of "UTK" PJSC for 2005;
- draft Provisions on UTK's Dividend policy;
- interest rates on the third and the fourth coupons of UTK series 02 non-convertible interest-bearing documentary pay-to-bearer bonds,
- Forecast of UTK's economic development for 2005- 2007,
- The Company's Marketing Strategy for 2005-2006 (amended).

The Board Personnel and Rewards Committee worked in accordance with the approved plan and the Provisions on the Personnel and Rewards Committee of UTK's Board of Directors.

The main questions considered by the Personnel and Rewards Committee in the reporting period were the following:

- results of the actions aimed at improvements in the Company's financial and economic performance;
- setting the size and procedure for determination of the remuneration to be paid to the members of the Company's Management Board;

-approval of the terms of the Employment Agreement to be concluded with the Deputy Technical Director of "UTK" PJSC – Director of the branch «Center of New Technologies»;

-approval of the Plan of work of the Board Personnel and Rewards Committee for 2004-2005;

-draft Provisions on the incentive system for the members of the Company's Management Board;

- setting the size of the remuneration to be paid to the members of the Company's Management Board for the third quarter of 2004;

-Bonus to UTK's General Director for the third quarter of 2004.

SECTION II. MATERIAL CORPORATE ACTIONS IN 2004

2.1 General Shareholders' Meetings (annual and extraordinary).

On June 30, 2004 Annual General Shareholders' Meeting of "Southern Telecommunications Company" PJSC was held in the form of joint personal presence of shareholder.

Agenda of the General Shareholders' Meeting:

- Approval of annual report, balance sheet, income statement and profits and losses allocation report on the basis of the reported fiscal year 2003 financial results.
- Approval of 2003 dividend size, form and time of its payment under each category and type of shares.
- Election of the members to the Company's Board of Directors.
- Election of the members to the Company's Auditing Commission.
- Approval of the Company's auditor for the year 2004.
- Determination of the size of annual remuneration to be paid to the members of the Board of Directors.
- Introduction of amendments and additions to the Company's Charter.
- Introduction of amendments and additions to the Company's Statute on the Board of Directors.
- Introduction of amendments and additions to the Company's Statute on the Management Board.
- Introduction of amendments and additions to the Company's Statute on the Auditing Commission.

2.2. Approval of 2004 budget, development strategies and programs.

In 2004 the Company's Board of Directors approved the following documents: 2004 budget, Marketing strategy for 2004-2005, 2004 Program of services' promotion, Forecast of UTK's economic development for 2005-2007.

Main budget figures for the year 2004 approved by the Board of Directors

Table №1

Description	Unit	2004 budget
I. Network development		
Increase in number of basic telephone sets in urban and rural TNs	sets	445 000
Average number of lines	lines	3 768 115
II. Financial highlights		
Revenue	RUR mln	17 235.166
Operating costs	- " -	13 760.206
Profit before tax	- " -	288.343
III. Business efficiency		
Revenue per one line	RUR	4 573.9
Operating profit per one line	- " -	76.5

Revenue per one employee	- " -	436 431.7
Operating profit per one employee	- " -	7 301.5
Number of lines per one employee	line/employee	95.4
IV. Labor		
Average number of employees on pay-roll	people	39 491
Average wage of employee	RUR	8 741.7
V. Investments		
Capex	RUR mln	11 095.803
Fixed assets to be put into operation	RUR mln	12 203.911
Number capacity to be put into operation	ths №№	648.6

2.3. Chronicle of the year 2004, information about the Company's participation in large exhibitions, conferences, meetings of the top management with investment funds, work with shareholders (conferences, presentations).

February 2004

- Placement of UTK's series 02 bond issue valued at RUR 1.5 bln was performed on the MICEX Stock market section.
- Internet - conference devoted to forthcoming placement of UTK's series 02 bond issue was held on the site Cbonds.ru

March 2004

- The coupon yield on 01 series bond issue was paid.
- Registration of the Report on the results of UTK's series 02 bond issue by the Federal Commission for Securities Market of Russia.
- Payment of the first coupon yield on 01 series bond issue.

April 2004

- Participation in the 7 th international conference "Telecommunications development in Russia".
- Interfax Rating Agency in association with Moody's Investors Service assigned a long-term national- scale credit rating of Baa3 (rus) and short-term rating of RUS-3 to "Southern Telecommunications Company" PJSC .
- "UTK" PJSC was the first among the Russian inter-regional telecom companies to conduct a contest of engineers operating telephone exchanges of SI-2000 type.

May 2004

- Russian Institute of Directors and Expert RA Rating Agency consortium ("RID-Expert RA") assigned its "B++" national rating of corporate governance to "Southern Telecommunications Company" PJSC.

June 2004

- Meeting with the representatives of the Investment Management Fund "Wellington Management Company LLP".
- Approval of the Corporate Governance Code.
- Annual General Shareholders' Meeting of "Southern Telecommunications Company" PJSC

July 2004

- "UTK" PJSC was assigned a B3 senior implied credit rating from Moody's Investor Service. Moody's also assigned a Caa1 senior unsecured issuer rating to the Company. The rating outlook is stable.
- Inter-regional trade-union organization of "Southern Telecommunications Company" PJSC was created.

August 2004

- Presentation of telecommunications equipment of the leading manufactures – «Ericsson», CJSC «Italtel», «Paradyne».
- "UTK" PJSC ceased its participation in CJSC «Astrakhan Mobile» and CJSC «Volgograd Mobile».
- The Federal Service on Financial Markets of Russia registered the issue of series 03 non-convertible interest-bearing certificated pay-to-bearer bonds of "UTK" PJSC having a total par value of RUR 3.5 bln.
- "UTK" PJSC increased its share of participation in «Kuzminov Stavtelecom» OJSC to 81%.
- "Southern Telecommunications Company" PJSC started commercial operation of a new service – video conferencing.
- UTK" PJSC paid out first coupon income under UTK series 02 bonds.

September 2004

- "UTK" PJSC ceased its participation in CJSC «Sotovaya svyaz Alania»

October 2004

- "UTK" PJSC held the first road show in Russia dedicated to bond placement
- UTK's series 03 senior unsecured bond was assigned a Russia national scale 'ruBBB-' debt rating from Standard & Poor's Ratings Services.
- Placement of series 03 bond issue.

November 2004

- Shares of "UTK" PJSC were allowed to be traded on the "RTS Stock Exchange" JSC
- Standard & Poor`s reviewed UTK's corporate governance score

December 2004

- "UTK" PJSC ceased its participation in CJSC «Telesot Alania»
- "UTK" PJSC ceased its participation in CJSC «Mobilcom»

2.4. Placement of bond issues (value, maturity, coupon rate).

In 2003-2005 "UTK" PJSC actively used the advantages of Russia corporate bond market through placement of three bond issues for a total par value of RUR 6.5 bln. The funds received from the bond issues were allocated to financing UTK's investment program, first of all, to acquisition of telecommunications equipment for modernization and construction of digital automatic telephone exchanges, high-speed Internet access nodes, increase in length of the Company's multi-service networks.

Payments of coupon yields under the placed bond issues and buyback of all bonds submitted for redemption during the buyback option period were executed in full strictly on the set dates.

01 series bond issue (trading codes — UTK-01ob., ISIN RU0009071088)

UTK's issue of 01-series non-convertible interest-bearing documentary pay-to-bearer bonds is for a total of RUR 1.5 bln with maturity of 3 years, semi-annual fixed coupon rate of 14.24% per annum and an offer for the redemption – 1 year from the date of placement at 100 % of the par value. 01 series bond issue was placed in the MICEX Stock market section on September 18, 2003. Effective profitability vs. one-year offer was fixed at 13.89% per annum during the placement. Secondary circulation of 01 series bonds started in the MICEX Stock market section on October 31, 2003.

02 series bond issue (trading codes — UTK-02ob., ISIN RU000A0AUUT0)

UTK's issue of 02-series non-convertible interest-bearing documentary pay-to-bearer bonds is for a total of RUR 1.5 bln with maturity of 3 years, semi-annual coupon periods and a buyback option of 1 year and 2 years. 02 series bond issue was placed in the MICEX Stock market section on February 11, 2004. Effective profitability vs. one-year offer was fixed at 9.46% per annum during the placement. Secondary circulation of 02 series bonds started in the MICEX Stock market section on April 08, 2004.

03 series bond issue (trading codes — UTK-03ob., ISIN RU000A0DD202)

UTK's issue of 03-series non-convertible interest-bearing documentary pay-to-bearer bonds is for a total of RUR 3.5 bln with maturity of 5 years, semi-annual coupon periods and a buyback option year and a half, 3 years. 03 series bond issue was placed in the MICEX Stock market section on October 06, 2004. Effective profitability vs. 1.5-year offer was fixed at 12.68% per annum during the placement. Secondary circulation of 03 series bonds started in the MICEX Stock market section on November 30, 2004.

2.5. IR Actions and development of secondary market of shares

In order to insure that the market prices of the Company's securities accurately reflect the values of its assets and the expectations of future earnings, to maintain the most liquid market possible for the Company's securities under all market conditions, to enhance recognition of the Company by the investment community players through business communications and distribution of corporate information in Russia and international equity markets, the Company develops and realizes annual Investor Relations Programs. 2004 IR Program was approved by UTK's Board of Directors on February 20,2004 (Minutes №32).

IR Program of "UTK" PJSC includes IR Action Plan on realization of timely and target activities aimed at informing investment community and shareholders about the Company's financial and operational results and development trends, namely:
presentation of the Company's financial results, budget, strategy; publication of information materials on the Company's operations in print and electronic media, information support of bond issues, information support of the section «Investor Relations» of the Company's corporate site, organization and assistance with meetings, presentations and negotiations of the Company's management team with representatives of investment community, relationships with rating agencies

UTK IR Program ensures strict observance of information disclosure standards set by the RF legislation and regulations of the Federal Service for Financial Markets. In 2004 "Southern Telecommunications Company" PJSC presented on a timely basis quarterly reports, material facts, lists of affiliated persons and other information to be filed according to the legislation of the Russian Federation and FSFM regulations, to the RF Federal Service for Financial Markets. The Company also published these materials in the newspapers «Rossiyskaya gazeta» (according to the requirements of the Company's Charter) and "Vedomosti" (information disclosure on bond issues), in AKM and Interfax news lines, on the Company's corporate website http://www.stcompany.ru. At their occurrence material facts were dispatched in electronic form to large shareholders and investors, stock exchanges and news agencies.

Information necessary to support UTK securities in the trading systems (OJSC "RTS Stock exchange", Non-commercial Partnership "RTS Stock exchange", CJSC "Moscow Interbank Currency Exchange", Non-commercial Partnership "Stock exchange "Saint Petersburg") was presented on a regular basis to the stock exchanges in volume, form and time stipulated by their Listing Rules.

In 2004 English version of materials subject to obligatory disclosure according to the RF legislation was presented on a regular basis to JP Morgan Chase Bank (for informing ADR Holders of "UTK" PJSC), Security Exchange Commission of the USA (SEC USA) and was published on the site www.adr.com.

During 2004 business profile of "UTK" PJSC was regularly updated in SKRIN, Bloomberg, Rustocks.com, Interfax portals.

Detailed press releases explaining UTK results for the reporting periods were developed timely and further distributed among the target audience (including through Business Wire system). Reports on UTK performance results were prepared quarterly in accordance with Russian Accounting Standards (RAS) and annually - in accordance with Russian Accounting Standards (RAS) and International Accounting Standards (IAS).

In June of 2004 top management of "UTK" PJSC met in Krasnodar with the representatives of the Investment Management Fund “Wellington Management Company LLP”. Within the framework of the Annual General Shareholders' Meeting the management of "Southern Telecommunications Company" PJSC held a meeting with telecom analysts and representatives of the business press.

On February 09, 2004 Internet - conference devoted to forthcoming placement of UTK’s series 02 bond issue was held on the site Cbonds.ru. From 22 to 29 September 2004 UTK" PJSC held the first road show in Russia corporate bond market. All-in-all over 350 people representing more than 100 companies and banks took part in the presentations held in 5 cities during the road show.

During 2004 four articles were published in domestic specialized periodicals: magazines «Rynok tsennikh bumag» (“Equity market” №10 and №23), "The Russian Journal" (April, 2004), "Expert" (№15).

In May 2004 the Company’s information Memorandum prepared together with “IK AVK” JSC was distributed among the target groups of shareholders and potential investors. In July of 2004 booklets of the Company’s 2004 Annual Report (in Russian and English) were mailed to principal shareholders, investors stock exchanges and news agencies.

2.6. Charity.

In 2004 sponsorship and charitable contributions of “UTK” PJSC amounted to RUR 81,343 ths. Charitable contributions were directed to the health protection needs, education and installation of telephones for veterans of the Great Patriotic war, assistance to the victims of the act of terrorism in Beslan, maintenance and protection of the objects of great historical and cultural importance.

2.7. Work with population, consumers of the Company’s value-added services.

Market conditions dictate the necessity of constant improvements in the systems of customer service and sales.

Efficient sales system is a key factor and important instrument allowing to use the Company’s competitive strengths. Introduction of the «Integrated sales system» in all UTK branches in 2004 has allowed to optimize business – processes relating to customer service. But constantly changing market conditions call for continuous revision of priorities, methods and mechanisms of customer service. For this purpose the Company works hard on realization of the “Integrated plan on sales efficiency growth». Growing customers’ requirements for quality, speed, convenience and price of offered services force the Company to switch from service-oriented to customer-oriented sales system. The Company provides its customers with telecom services in 2,590 fronts - offices – service centers and service sites. Creation of customer divisions allowed to improve customer service’s quality and arrange the customer service according to a ‘’single window’’ principle. Organization of the Company’s Call-centers contributes to further improvement of customer service, enhancement of customer loyalty to UTK trading mark, attraction of new customers and keeping the existing ones, formation of well-recognizable corporate style. Such unified accounting and service centers simplify the customer service and make it possible to increase the number of served calls.

Dynamics of services’ consumption by various client segments being analyzed, the Company develops a practice of "Individual business programs» allowing to offer services most suitable for a customer’s needs and business.

Great attention is paid to the development of the system of payment for telecom services including the following main projects:

Access to telecom services using ESK (Uniform service telephone card);

Payment for telecom services using VISA bank card;

Installation of automatic programmed machines receiving payments and selling Internet cards;

One of the Company's competitive strengths is the opportunity to render integrated telecom services to geographically-distributed customers. Special attention here is paid to promotion of such services as construction of VPNs connecting several branches, audio-conferencing and video conferencing, as well as to participation in tenders on providing integrated telecom services.

Modern market conditions call for constant training of the personnel engaged in sales. 4 training seminars on sales of services including «Methods of effective communications», «Technology of preparation and making presentations», etc have been organized within the framework of operation of the team working with VIP clients. Two groups of front - offices' personnel have been tested distantly, one group including specialists who provide long-distance communication, send telegrams, receive telecom payment. The other group included employees of sales departments engaged in the process of telephone installation. 1,222 specialists have passed the test successfully.

According to 2004 results value-added services accounted for the highest growth rate of revenues, a 79.5%-increase over 2003 to RUR 958 mln. But traditional marketing algorithm "Service + Price + Sales channels + Promotion" is no longer sufficient for further development of value added services.

Information resources are among other objective factors forming customer demand for telecommunications services. Thereby it is necessary to position in the market both access technology and value characteristics of the information to which such technology can provide guaranteed access.

Taking into consideration dynamics of the service on providing access to information resources (see table № 2), and in order to generate extra revenues the Company developed a new program on creation on the basis of UTK's communication networks (telephone, broadband access and cable) of information field with universal access interface (stationary telephone set, mobile phone, WEB interface of a personal computer, TV) to various libraries, record libraries, film libraries, games collections, trading systems, etc.

Table № 2

Service	2003 revenue, RUR ths		2004 revenue, RUR ths		Y-o-y change, %	
	individuals	Business sector	individuals	Business sector	individuals	Business sector
Providing access to information resources *	138030.1	192220.8	260806.1	305358.5	188.9%	158.9%

* including revenues from interconnection services

Further development of the Company's sales system is focused on operating efficiency increase, meeting the market requirements and application of the advanced methods of customer service.

2.8. Work with the Company's staff (intra-corporate events, corporate periodicals)

Important matters in personnel management are social protection of the staff and improvement of working conditions. The questions of social protection of employees and improvements in their material well-being are under constant control of the Company's Management Board.

The existing system of labour motivation provides both for material and moral rewards. Best workers of the Company are rewarded with corporate awards and titles. Winners of competitions and professional contests are announced in corporate newspapers and TV programs. It contributes to the formation of uniform corporate values and traditions of the Company and improves its goodwill in comparison with the competitors in the region, which makes it possible to recruit highly qualified specialists.

According to the program of personnel management, the important elements of UTK's corporate culture are TV program "Vesti-Telecom" and the corporate newspaper "Vestnik UTK" prepared both by TV journalists and the specialists of Southern Telecommunications Company. Realization of these projects allows the Company's specialists to communicate with subscribers and provide them with necessary information about new services, telecommunications development trends and technical novelties.

In addition, the following corporate events were held by "UTK" PJSC in 2004:

1Q2004	- STELLUS-based system of distant education was introduced in "UTK" PJSC. In 2004 1,405 students were registered. - The Program "Personnel Management in "UTK" PJSC" was approved.
2Q2004	- Tutors of "Training and Production Center" visited UTK's branches for personnel training at the local level, - Over 500 UTK employees took part in the Sports and Athletics Games for telecommunications workers in 10 kinds of sports, - Beauty contest «Star of "UTK" PJSC» was held.
3Q2004	- The Company carried out personnel rating of professional and personal qualities of the staff reserve for key posts, - Over 100 telecommunications workers took part in the Tourist rally, - KVN festival was held among the branches' KVN teams.
4Q2004	- In order to formalize rules and relations inside and outside the Company new «Rules of corporate ethics» were developed for personnel, - Professional contest was held in "UTK" PJSC

- Corporate newspaper "Vestnik UTK" is published monthly. In 2004 «Vestnik UTK» became the winner of the annual national AKM prize in the sphere of corporate media
- TV program "Vesti Telecom" prepared both by TV journalists and UTK specialists appear twice a month

SECTION III. POSITION OF THE COMPANY IN THE TELECOMMUNICATIONS SECTOR

The Southern Federal District (SFD) was created according to Decrees of the President of the Russian Federation № 849 of May, 13, 2000 and № 1149 of June 21, 2000. The district is governed by the Presidential Plenipotentiary in SFD and his administration. Rostov-on-Don is the administrative center of the Southern federal district .

Its surface area is 589,200 sq. km., or 3.5% of the territory of the RF. The SFD's density of population is 38.6 people per sq. km. The population is 21.6 million or 14% of the Russia total population.

The district has well-developed system of transport corridors and structures for oil and gas export, the largest agricultural complex in Russia.
Natural resources, favorable geographical position determined the market specialization of SFD: transport, fuel and energy, agroindustrial, tourist and recreation businesses, food, mechanical engineering, metal working, chemical and petrochemical industries.

In 2004 SFD portion in gross national product of the country made 16 %, gross national product per capita in SFD made about 100 thousand rubles.

"Southern Telecommunications Company" PJSC operates in the territory of ten subjects of the Southern federal district (SFD) except for the Dagestan, Ingush and Chechen republics

Total territory of the ten subjects of the Southern federal district is 519.6 ths sq km or 88.2% of the whole territory of the district.

Population of the ten regions of the Southern federal district is 18,752 ths people (81.9 % of the District population). Major part of the population of the ten regions (61.3 %) lives in cities (57.5 % - in the whole district). The highest share of urban population (75.2 %) is in the Volgograd Region. In two out of 10 regions – Karachaevo-Cherkessian Republic and Kalmykia Republic – rural population prevails (56 % and 55.7 % respectively).

According to information for January - December 2004 the highest average per capita income per month is in the Rostov Region and the Volgograd Region (4724.6 and 4396.9 rubles accordingly). The lowest per capita income is in Kalmykia Republic (2161 rubles per month).

The average size of private household throughout 10 regions of SFD is 2.9 people (3.1 people throughout a whole District) which is higher than average national level being 2.7 people. Families in Kabardino-Balkarian Republic have the greatest number of members (3.9 people); the lowest number is in the Volgograd Region (2.7 people).

General information about SFD subjects in which "UTK" PJSC operates (as at the end of 2004)

Index	Source of information	Measure unit	Adygeia Republic	Asrakhan Region	Volgograd Region	Kabardino-Balkarian Republic	Kalmykia Republic	Karachaevo-Cherkessian Republic	Krasnodar Territory
Territory	Goskomstat RF	Ths sq km	7.6	44.1	113.9	12.5	76.1	14.1	76.0
Monthly income per capita (January-December 2004)	Rostovstat	RUR	2874.2	4341.5	4396.9	3038.5	2161.0	3191.4	3744.1
Population	Goskomstat RF (2002 population census)	Ths people	447	1005	2699	902	292	440	5125
Average size of private household	Goskomstat RF (2002 population census)	people	2.9	2.9	2.7	3.9	3.2	3.4	2.9
Volume of telecom services	Goskomstat RF	RUR ths	661506.3	2008200.0	4665673.1	570000	164218.0	442848.0	14328089.4

Telecommunications markets of traditional and value-added services of the Southern federal district are characterized by severe competitive environment. At the end of 2004 over 450 operators offered their telecom services in the Southern federal district. Most of them (247) offered services of local telephony. 111 of them were Internet providers and 61 - IP-telephony providers.

Volume of telecom services (market), RUR bln	RF (2003)	SFD (2003)	RF (2004)	SFD (2004)
	359.1	28.4	521.6*	41.1*
	"Svyazinvest" OJSC	"UTK" PJSC	"Svyazinvest" OJSC	"UTK" PJSC
Revenue from telecom services, RUR bln	145.2	13.2	178.4**	16.3**
Market share, %	40.4	46.5	34.2	39.6

Sources: * - Goskomstat
** - "Svyazinvest" OJSC

In 2004 UTK share in SFD telecom market made 39.6%.

Telecom market volume in the licensed territories of "Southern Telecommunications Company" PJSC according to 2004 results:

Local telephony	
Market, RUR mln	6935.0
"UTK" PJSC, RUR mln	6437.8
Market share, %	92.8
Long-distance fixed-line telephony	
Market, RUR mln	7668.0
"UTK" PJSC, RUR mln	6627.8
Market share, %	86.4
Value-added services	
Market, RUR mln	2082.7
"UTK" PJSC, RUR mln	931.7
Market share, %	44.7
Other telecom services	
Market, RUR mln	2784.8
"UTK" PJSC, RUR mln	2305.8
Market share, %	82.8

Dynamics of telecom market structure in the licensed territories of "Southern Telecommunications Company" PJSC in 2002-2004:

	2002	**2003**	**2004**
Local telephony			
Share, %	19.1	19.8	16.9
Long-distance fixed-line telephony			
Share, %	30.7	26.0	18.6
Value-added services			
Share, %	4.9	5.2	5.1
Cellular services			
Share, %	34.5	41.6	52.7
Other telecom services			
Share, %	10.8	7.4	6.8

In 2004 cellular operators influenced greatly the telecom market development, their market share increased to 52.7 % resulting in decline of solvent demand for other telecom services, first of all for services of local and long-distance fixed-line telephony.

Under the existing competitive conditions in local and long-distance fixed-line markets "UTK" PJSC will first of all try to raise competitive strength of its services through reforming system of sales and customer service and introducing direct sales.

SECTION IV. PRIORITY TRENDS OF THE COMPANY' S BUSINESS OPERATIONS

4.1 Main development trends of the Company.

UTK's strategy is aimed at maintaining its leading position in the telecommunications market. So the Company will concentrate efforts on its strategic market segments and lucrative segments of the regional market of value-added services. These new higher-margin services are the following:

- Internet broadband access;
- Call-center services
- Intelligent services
- Services of multimedia and multi-service networks provided in package (including digital cable TV);
- Content services
- VPN construction;

Priority trends in the sphere of value added services:

- Introducing new technologies and services corresponding to the progress trend of the market and meeting the customers' real requirements;
- Making value-added services more competitive;
- Developing integrated data networks (multi-service networks) in the Southern Federal District;
- Introduction and popularization of universal service cards allowing their users to pay for different kinds of telecom services;
- Technical realization of intra-regional service roaming;
- Providing services "in package".

4.2. Tariff policy.

UTK's tariff policy is carried out in accordance with the legislation of the Russian Federation and aimed at the most full satisfaction of the demand of customers in the Southern federal district for telecom services, increase in the Company's profitability, strengthening its position in the highly competitive telecommunications market.

"UTK" PJSC Management Board determined the following the main tasks of the Company's tariff policy:

- to equalize tariffs in the framework of the inter-regional company, to minimize tariff differences in the consolidated company taking into account regional peculiarities;

- to introduce gradually unified tariff system for all the customers;

- to reduce cross-subsidies;

- to bring regulated tariffs to the level of economically justified levels on the basis of separate cost accounting and standard level of profit, their further rebalancing according to "price cap" method (limit pricing);

- to include investment component in tariff structure;

- to develop tariffs of value-added services using the experience of domestic and foreign operators;
- to elaborate various tariff plans for packet services;
- to use flexible system of discounts taking into consideration customer demand, growth of volume of provided services and earnings increase

From October 01,2004 average subscriber monthly fee for urban population increased by 31.75%, for rural population – by 26.15%, for business sector – by 26.4%. At the same time national long-distance tariffs for all categories of customers in tariff zones 1 (up to 100 km) and 2 (from 101 to 600 km) was reduced by 5 % during busy hours (working days - from 7.00 a.m till 21.00 p.m.) in UTK branches " Svyazinfrom " of the Astrakhan region", "Volgogradelectrosvyaz", "Kubanelectrosvyaz", "Rostovelectrosvyaz", "Electrosvyaz" of Stavropol Territory" and remained the same in the branches "Electrosvyaz of Adygeia Republic", "KabBalktelecom", "Electrosvyaz of Kalmykia Republic", "Karachaevo-Cherkesskelectrosvyaz" and "Sevosetinelectrosvyaz".

Subscriber monthly fee in UTK's branches as of 31.12.2004


Business sector
Urban population
Rural popu
Subscriber monthly fee, RUR
250
200
150
100
50
0
160
130
120
180
140
120
200
150
120
160
120120
150
120120
160
130
120
200
160
140
200
160
140
160
120
110
200
160
12
"Electrosvyaz of Adygeia Republic"
"Svyazinform" of the Astrakhan Region"
"Volgogradelectrosvyaz"
"KabBalktelecom"
"Electrosvyaz of Kalmykia Republic"
"Karachaevo-Cherkesskelectrosvyaz"
"Kubanelectrosvyaz"
"Rostovelectrosvyaz"
"Sevosetinelectrosvyaz"
"Electrosvyaz" of Stavropol Territory"

SECTION V. PROSPECT OF THE COMPANY'S DEVELOPMENT

PRIORITIES IN PROVIDING TELECOM SERVICES

UTK's strategy is aimed at maintaining its leading position in the telecommunications market. So the Company will concentrate efforts on its strategic market segments and lucrative segments of new higher-margin services. They are value-added services.

VALUE-ADDED SERVICES

Under conditions of highly competitive environment the strategic goal of "Southern Telecommunications Company" PJSC is to build its position in the most lucrative segments of the value-added regional markets such as Internet access and IP-telephony. Main tasks are to improve the quality of services and customer service, to broaden the range of attractive tariff plans, to organize multibranch dealer and service networks, to develop target channels of sales and distribution.

The Company's investment opportunities are among its competitive strengths. So one of the Company's priorities is the development of hi-tech services which require significant investments and in potential and solvent demand of customers as well as demonstrate positive experience in their introduction by other operators.

These value-added services are the following:

- Internet broadband access;
- Call-center services
- Intelligent services
- Services of multimedia and multi-service networks provided in package (including digital cable TV);
- Content services
- VPN construction;

Introduction of universal cards of payment for telecom services as well as development and provision of services «in package» and availability of full range of services in any town or village of UTK's licensed territory will allow to increase the Company's competitive capacity. Priority trends in the sphere of value added services are the following:

- Introducing new technologies and services corresponding to the progress trend of the market and meeting the customers' real requirements;
- Making value-added services more competitive;
- Developing integrated data networks (multi-service networks) in the Southern Federal District;
- Introduction and popularization of universal service cards allowing their users to pay for different kinds of telecom services;
- Technical realization of intra-regional service roaming;
- Providing services "in package".

TRADITIONAL TELECOMMUNICATIONS SERVICES

"Southern Telecommunications Company" PJSC is the largest traditional telecommunications operator in the Southern federal district. Provision of fixed-line telephone services is the Company's main business generating over 90 % of its revenues.

During the last 2-3 years cellular operators increased their presence in the market that resulted in yearly decrease in growth rates of revenues from long-distance fixed-line telephony and slowdown of solvent demand for local services.

At present IP telephony providers affect the Company's revenues from long-distance fixed-line telephony insignificantly.

So the Company considers it necessary to stimulate the usage of local and long-distance telephone services.

- **Long-distance fixed-line telephone services**

Taking into account the downward tendency in volume of long-distance traffic and revenues from services of long-distance telephony, mainly due to competition from cellular operators and providers of IP-telephony services, the main trends are the following:

- to equalize long-distance tariffs in the framework of the inter-regional company;
- to grant discounts to large corporate and VIP - clients depending on volume of consumption;
- to popularize pre-paid service telephone cards for payment of long-distance calls in the residential sector (10% discount);
- to re-position and promote fixed-line long-distance services.

- **Local fixed-line telephone services**

According to the results of marketing researches about 40 % of potential subscribers are not included in the waiting list for telephone installation. "UTK" PJSC is far behind its main competitors- cellular operators - in terms of «convenience of the location of sales and accounting centers», «speed of customer service » and «quality and level of customer service ».

As for local fixed-line telephony "UTK" PJSC sees the priority in strengthening its competitive power with regard to the above mentioned criteria by means of reforming its system of sales and customer service and forming subdivisions of direct sales (trading agents) in the most competitive regions.

One of the stimulation methods is to allow customers to spread payments of telephone installation fee for at least 6 months till a year.

Another stimulation method is to reduce telephone installation fee at installation of the second telephone number by an existing subscriber. 1.7% of UTK's residential subscribers are ready to install the second telephone line.

One more important task is to optimize the construction of distribution network because about 45% of potential subscribers live in private dwellings where telephone installation requires additional costs. But the solvent demand for telephone installation (including additional building value) amounts to RUR 4000. UTK's task is to minimize the telephone installation costs for potential subscribers.

DEVELOPMENT OF SUBSCRIBER SERVICES, CONTENT SERVICES AND SERVICE CHANNELS

- **Pre-paid cards**

Sale of prepaid cards is one of the Company's priority tasks in the sphere of service provision, because it allows to gain income (in cash) long before a service is provided. As a result, efficiency of sales is growing and accounts receivable are reducing.

Usage of prepaid cards proved their efficiency in most UTK branches. In the nearest future special billing equipment will be installed and put into operation allowing to use prepaid cards in all branches of the Company.

- **Development of self-service**

According to marketing researches "speed of customer service" is among the Company's competitive weaknesses.

Realization of various schemes of "self-service" for existing and potential subscribers will allow to raise competitive capacity of UTK's services due to increase in:

- availability of the Company's services and service functions;
- speed of customer service.

The given task is supposed to be fulfilled by means of:

- development of the network of machines for sale of universal cards;
- formation of the network of terminals for paying for telecom services and receiving service information;
- possibility to receive information about personal account balance, tariff plan used and other as well as to control services through various access channels (Internet, E-mail, SMS, WAP, IVR, operators of a Contact center);
- implementation of the technologies of independent control over subscriber services by a subscriber himself (the project is to be launched in 2005) through various access channels.

- **Universal cards for telecom payments**

Introduction of a universal card in the Company's licensed territory will allow to lighten the work of operators at billing centers, to decrease receivables, as well as to make payment procedures more convenient and efficient for customers.

The priority task is to determine and develop a uniform technology of advance payment using ESK (uniform service card).

The technology of advance payment should provide integration of the Company's existing billing systems and rendering the following basic and additional services:

basic

- automatic DLD and ILD communications;
- IP telephony (VoIP);
- switched access in the Internet (dial-up);
- subscriber fee for telecom services.

additional

- audio conferencing;
- payments for telecom of services (monthly fees);
- free phone;
- televoting.

- **Development of content of services access to which are provided through various information access channels (Internet, E-mail, SMS, WAP, IVR, operators of a Contact-center)**

Priorities in the field of the Internet - content are creation and development of local (regional) information resources (web-applications) that will allow to receive additional income from placement of outsider resources on the Company's own Internet sites as well as to increase the volume of Internet traffic passed through the Company's own data networks. Passthrough of traffic through the Company's own data networks will allow to lower the cost of Internet access services (reduction of payments for the Internet traffic) and to increase their profitability.

Content - services provided through a Call-center by means of outsourcing remain attractive for customers.

Regional call-centers have a minor effect on the market development. At the same time the market volume of outsourcing call-centers in Moscow was valued at $12 million in 2003.

In 2005 the Moscow market is expected to double and the regional market is expected to show a considerable growth. That is why development of call-center services is among the Company's short-term priorities.

Priority tasks in the sphere of content-services are the following:

1. Realization of technical solutions (in data networks and billing systems) allowing to pass through and keep effective record of local batch traffic;
2. Realization of technical solutions (in data networks) allowing to transmit great volumes of packet traffic from content providers and content aggregators;
3. Realization and development of integrated technical solutions allowing to provide access to content resources using various access channels (stationary telephone, cellular phone, SMS, WAP, WWW, IVR, e-mail, operator);
4. Offering a package of services thus stimulating subscribers to increase the volume of used local batch traffic. Stimulation of the local traffic usage by broadband access subscribers;
5. Development of uniform inter-regional packages of contents - services;
6. Development of "special- purpose" regional contents - resources and services taking into consideration administrative, economic, industrial and other peculiarities of the regions situated in UTK's licensed territory.
7. Formation of own contents - resources (information, entertainment and others);
8. Development of partnership with contents - providers and content -aggregators;
9. Development of commercial Call-center services (entertainment and information).

- **Development of the Company's dealer networks and the networks of service - providers.**

Taking into account high costs of organization and maintenance of own sales network, another priority task of "UTK" PJSC is the development of multibranch dealer networks, primarily in highly competitive regions. The fulfillment of the task should start from the development of incentive scheme for dealers consisting of two components:

1. competitive level of commission based on sales volume;
2. personal incentive bonuses for sellers.

The first component is a traditional instrument for attraction of dealers and sales stimulation.

However, the results of 2004 marketing research of the existing dealer networks of "UTK" PJSC and its competitors showed that such factor as «seller's advice» was no less important. Therefore, it is necessary to use this factor to the utmost increasing loyalty of direct sellers to UTK services and the whole Company.

PRIORITIES IN THE SPHERE OF CLIENT SEGMENTS

Taking into account higher profitability per a subscriber in business sector, in particular revenues per one basic telephone set (line in use) (diagram 1), the given client segment has a priority at realization of the Company's strategic goals. The main task is to maintain high profit per one line in business sector.

Prior to 2002 the Company's efforts were concentrated primarily on the residential sector (diagram 2). But in 2002-2004 share of the business sector in UTK's revenues increased in compliance with the Company development priorities.

Dynamics of profit per one line by client segment

Diagram 1

- individuals
- business sector

Динамика доходности на линию МРК по сегментам потребителей


12.0
10.0
8.0
6.0
4.0
2.0
0.0
тыс. руб./линия
6.6
7.1
8.4
10.7
9.4
1.2
1.8
2.2
2.6
2.1
2000
2001
2002
2003
3Q2004
2004
Население
Деловой сектор

Diagram 2

Dynamics of the Company's revenue structure by client segment

Динамика структуры доходов МРК по сегментам потребителей


70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
%
53.5
46.5
60.3
39.7
61.4
38.6
60.9
39.1
60.0
40.0
2000
2001
2002
2 003
2004
Население
Деловой сектор

Introduction of the concept of a new relationship with the customer, based on the CRM philosophy will make it possible to increase revenues received from a subscriber and may result in significant economic and social gains, namely:

- full satisfying the customers' demand for the range of telecom services available – it will improve the Company's image and increase competitive capacity of its services;
- growing loyalty of the Company's customers allowing "to hold" clients and, hence, decrease and even eliminate revenue losses;
- increase in sales volume of the Company due to timely and active offer of required services and technical solutions.

Facing fierce competition from the part of cellular operators which access to telecom services is cheaper, "UTK" PJSC sees the priority in the field of client segments in minimization of telephone installation costs for potential subscribers and stimulation of traditional telephone services' usage.

BUSINESS SECTOR

- **Building companies engaged in housing construction**

Solvent demand for traditional services being decreased, the Company sees the priority in installation of telephones in apartment houses under construction because packaged installation of telephones is much cheaper counting upon one telephone number.

- **Large and medium-sized business**

Share of large and medium-sized companies in the licensed territory of "UTK" PJSC makes 22.2 % including 6.4 % of large companies.

This segment is characterized by considerably larger than in small business volumes of services' consumption, wide spectrum of used services and high level of their penetration. But the Company revealed significant unsatisfied demand for value-added services (Internet access, IP-telephony). Demand for fixed-line telephone services is low.

UTK's share of value-added services in this client segment constitutes 40 %.

The Company's strategy in the segment is the strategy of competitive struggle for *existing* customers by means of offering attractive conditions of services' provision (discounts depending on volume of consumption, "packaging" of services, services of better quality than those of competitors, VIP - service, etc.).

- **Small business**

Small companies account for 77.8% of total business sector. This client segment is characterized by much lower penetration of services and telecom spending. But significant unsatisfied demand for new "connections" to both traditional and value-added services is present in the segment.

UTK's positions in the small business segment is much weaker than in the large and medium-sized business segment.

The Company's strategy in this segment is the strategy of competitive struggle for *potential* customers by means of offering more attractive conditions of connection to services than those of competitors (including waiting time before connection to telecom services), services of higher quality as well as wide range of additional services and technical support.

- **VIP-clients**

The system of work with VIP – clients of "Southern Telecommunications Company" PJSC is aimed at:

1. Increasing the proportion of the revenue received from VIP users:
2. Retaining existing VIP-users and increasing their loyalty to the Company;
3. Attracting new users who correspond to VIP criteria.

The primary tasks are:

1. to set up sections in "Southern Telecommunications Company" PJSC to organize sales to VIP customers;
2. to develop and introduce technological standards laying down how to work with VIP category customers,
3. to train personnel how to work with VIP category clients;
4. to develop, introduce, control and improve methods of work with VIP – users;
5. to carry out first-hand research of VIP-clients' expectations.

- **Connected operators (re-sellers)**

The telecommunications market being developed and liberalized, the Company increases its interconnection with other telecom operators. Well-organized interconnection allows to make relations with competitors mutually beneficial and to receive extra revenues.

Interaction with alternative operators under conditions of growing competition is one of the important businesses of traditional operators providing additional revenues: according to 2004 results share of revenues from interconnection with re-sellers is expected to reach 11% of the Company's revenue structure. Revenues from interconnection and traffic transit services made an essential part (36.62%) of revenues received by the Company in 2004 from telecom services provided to legal persons.

Tasks in the sphere of interconnection with telecom operators are the following:

- Introduction of new principles of interconnection and traffic transit corresponding to the new edition of the RF law «On Communication» and normative documents.
- Creation of a register of the connected operators (re-sellers); regular update of the register of the connected operators (re-sellers) and the register of potential connected operators (re-sellers).
- Registration and control of outgoing and incoming traffic to/from the connected operators.
- Monitoring and planning the Company's technical and economic potentialities to connect operators-applicants.
- Development of proposals on optimization of work with the connected operators.
- Development of the Program of increase in competitive capacity of interconnection and traffic transit services in the Southern federal district in 2005.
- Development of non-regulated tariffs for the connected operators based on separate accounting principles and existing market demand.

RESIDENTIAL SECTOR

- **Users of fixed-line telecom services**

The Company's priority in this client segment is introduction and promotion of new technologies and value-added services. The segment of users of fixed-line telecom services is the largest and accumulates a significant potential demand for value-added services; the main advantage is easy access to value-added services due to presence of "physical line» - a home telephone set.

The potential demand for Internet services in the segment makes 15.8 % (degree of penetration is 10.3 %), IP-telephony services – 6.7 % (degree of penetration is 2.6 %). That is why Internet market can be doubled in the nearest 2-3 years only due to the segment of users of fixed-line telecom services, and IP-telephony market can increase more than twice. Therefore the Company expects fierce competition in these markets.

It is necessary to carry out a package of marketing, organizational and technical actions to attract potential users of value-added services: the primary task are the improvement of UTK services' quality and optimization of tariffs (including development of various tariff plans). The Company should also struggle for existing Internet-users. One of the measures may be tariffication of services on the basis of actually consumed traffic, according to the results of marketing researches over 20 % of existing users prefer such tariffication method.

- **Potential users of fixed-line telecom services**

Residential sector is the main consumer of fixed-line telecom services (primarily, local telephone services).

Potential users of fixed-line telecom services are ready to pay 4 000 rubles on average for telephone installation (including additional building value). About 41% of potential subscribers live in private dwellings

UTK's task is to build distribution networks in order to minimize telephone installation costs for potential subscribers living in private dwellings.

REGIONAL DEVELOPMENT PRIORITIES

Five leading regions include the Krasnodar kray, the Rostov region, the Stavropol kray, the Volgograd region and the Astrakhan region. The above-mentioned regions are very attractive for telecom operators which is proved by high level of potential and actual competition. Telecom revenue generated by these regions accounts for more than 90% of total UTK revenue. Share of the corresponding branches in the Company's revenue structure constitutes 89 % (according to 2003 results).

Analysis of the regions' priority based on the strategic development matrix of The Boston Consulting Group revealed that there were neither evident leaders, nor evident "outsiders" among the Company's branches with respect to regional development. However, the Company considers the Krasnodar and Stavropol krais as well as the Adygeia Republic as priority regions in its development plan because they show the highest growth rate of the telecom market. At the same time, the Company's market share being low in these regions, priority investing in these regions presents essential risk and does not guarantee the strengthening of the Company market positions.


Strategic development matrix
Average annual market growth rate, 2001-2003, %
170.0%
165.0%
160.0%
155.0%
150.0%
145.0%
140.0%
135.0%
130.0%
Stavropol kray
"QUESTION MARKS"
"STARS"
Adygeia Republic
Krasnodar kray
Karachaevo-Circassian Republic
Volgograd region
Rostov region
"DOGS"
"MILCH COWS"
Astrakhan region
Kalmykia Republic
Kabardino-Balkarian Republic
Severnaya Osetia - Alania Republic
20.0%
40.0%
60.0%
80.0%
100.0%
Market share, % (2003)

Diagram 3


Зависимость дохода на линию от уровня благосостояния региона
Доход на линию, тыс. руб.
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Краснодарский край
Ростовская область
Ставропольский край
Руспублика Северная Осетия - Алания
Астраханская область
Волгоградская область
Республика Кабардино-Балкария
Республика Карачаево-Черкессия
Республика Калмыкия
Республика Адыгея
Наиболее целесообразно инвестировать
Наименее целесообразно инвестировать
0.0
10.0
20.0
30.0
40.0
50.0
60.0
ВРП на душу населения, тыс. руб.

When planning number capacity to be put into operation it is necessary to use results of marketing researches and analytical information from diagram 3: priority regions are those located in the right top corner and above the trend line in the diagram.

Marketing strategy determines target parameters of the Company's revenues and market shares and describes the tasks and priorities of the Company's development in terms of services, regions and client segments.

Strategic goal of "Southern Telecommunications Company" PJSC is to strengthen its leading position in the fixed-line telecom market and maintain the Company's share in the revenues of SFD telecommunications sector by the year 2006 to at least 38%.

In order to fulfill the set goal the Board of Directors approved UTK Marketing Strategy for the period of 2003-2006 which determined the priorities of the Company's development in the sphere of service and client segments, regional and organizational development as well as target parameters of the Company's revenues and market shares.

In conformity with the Marketing strategy the following tasks have been set forth for OJSC ''UTK'':

- To increase the Company's share in the value-added services market to at least 50% by 2006.
- To bring the share of value-added services (VAS) in the Company's revenue structure up to 10% by 2006.
- To increase the Company's share in the business market segment to at least 55%.

Forecast of UTK shares in different segments of SFD telecom market, %

MARKET SEGMENTS	2004 actual	2005 plan	2006 plan
Local telephony and providing access to telephone network	92.8%	92.7%	93.6%
Long-distance fixed-line telephony	86.4%	89%	90%
Value-added services*	44.7%	49%	53%
Total market share	39.6%	39%	38%

** Value-added services –* ***services based on new advanced communication technologies: VPN, broadband access to Internet, IP-telephony, digital cable TV, services of multi-media and multi-service networks, intelligent services, content-services, Call-center services, etc.***

The primary goal of "UTK" PJSC for 2005-2006 is to build its position in the most lucrative segments of the value-added regional markets thereby contributing to steady improvements in UTK's business efficiency and balance sheet strength going forward.

UTK's strategy in the sphere of services is aimed at concentrating its efforts on the strategic market segments and lucrative segments of new higher-margin services. They are value-added services.

In the sphere of value added services:

- Introducing new technologies and services corresponding to the progress trend of the market and meeting the customers' real requirements;
- Making value-added services more competitive;
- Developing integrated data networks (multi-service networks) in the Southern Federal District;
- Introduction and popularization of universal service cards allowing their users to pay for different kinds of telecom services;
- Technical realization of intra-regional service roaming;
- Providing services "in package".

In the sphere of traditional services:

- to equalize long-distance tariffs in the framework of the inter-regional company;

- to grant discounts to large corporate and VIP - clients depending on volume of consumption;
- to popularize pre-paid service telephone cards for payment of long-distance calls in the residential sector (10% discount);
- to re-position and promote fixed-line long-distance services;
- to develop local networks in order to make full spectrum of services available to all client segments;
- to introduce universal cards of payment for telecom services in cooperation with outsider organizations based on outsourcing principles;
- to decrease losses from unprofitable (but socially significant) services.

The Company's technical policy in the sphere of extension and modernization of telecommunications networks provides for:

- increase in the equipped capacity of local networks;
- increase in digitization rate of local and intra-zonal networks;
- development of high-speed data networks;
- rapid development of new technologies and value-added services, improvements in customer service, quality of services and provision of access to modern telecom services.

In 2005-2006 most part of the Company's investments will be spent on:

- Development / modernization of the existing network infrastructure in order to increase its efficiency, broaden the range and improve the quality of telecom services provided.
- Increase in efficiency of control, organization and provision of telecom services.
- Development / modernization of the network infrastructure for realization of social and state tasks on a commercial basis.

- **Traditional telephony**

In the field of traditional telecommunications services (local and long-distance telephony using standard switching and signal transmission technologies) the main development trends are the following:

- Development of public switched telephone network PSTN

  PSTN development is the basis for attraction of potential clients including users of value-added services (ISDN, Internet, etc.) Special attention will be paid to business sector (high profitability, good prospects of broadening the range of provided services)

- Introduction of pre-paid universal service cards.

This technology provides customers with most convenient and flexible way of making payments for telecommunications services.

- Provision of "package" of services.

Its purpose is to stimulate the Client to use wide range of telecommunications services.

Development of local telephone network:

As at the beginning of 2005 the installed capacity of UTK local telephone network made 4,119.5 ths lines. The Company plans to put 93.84 thousand lines of electronic automatic telephone exchanges into operation. As a result installed capacity of UTK network is expected to make 4,176.85 ths lines at the end of 2005. Digitization rate of the Company's network is to be increased from 58.8 % to 61.0% including 65,9% - in urban TN and 45.6% - in rural TN. Number of basic telephone sets is expected to increase by 54 thousand sets, including 41,381 sets - in urban TN and 12,619 sets - in rural TN.

Equipped capacity level is to reach 96.8 % in 2005, including 97.29 % - in urban TN and 95.28% - in rural TN, According to the «Forecast of UTK's economic development for 2005 – 2007 » digitization rate is to reach 63.1% by the end of 2007. In 2006-2007 the

Company will add 100,000 basic telephones to its subscribers' base. Equipped capacity level will be kept at 95.7 % (urban TN) and 95.4 % (rural TN). 200,000 new lines will be put into service in local telephone networks.

- **Long-distance telephony. Intra-zonal communication lines**

The Company plans to further develop intra-zonal primary communication networks by means of building optic and digital radio relay communication lines. Multi-branched network structure due to construction of new optic and digital radio relay communication lines with organization of rings and application of different technical means will contribute to reliability and survivability of intra-zonal primary communication networks.

SDH data transmission equipment of 1st, 2nd and 3rd levels with a speed of 155 and 622 Mbit/sec, 2.51 Gbit/sec will be installed in intra-zonal digital transportation networks. It will satisfy need for communication channels till 2010. Fiber-optic cable having not less than 24 optic fibers including 4 optic fibers with displaced non-zero dispersion (Recommendation INU G.655) will be used in new parts of intra-zonal networks.

Development of intra-zonal primary communication networks allows to satisfy more fully the growing need of population for both traditional and value-added (data transmission and Internet) telephone services. The current policy of the Company in the sphere of transportation networks' development is based on fiber optic communication lines (FOLs) and data systems of synchronous digital hierarchy (SDH).

Length of UTK digital long-distance channels increases due to annual growth of transportation networks. 2005 plans stipulate for further development of digital transportation networks and increase in length of digital long-distance channels by 424.6 ths ch/km that will allow to improve quality of network operation and increase the range of provided services. In this connection the Company plans to reduce the length and maintenance costs of its analog network. According to the «Forecast of UTK's economic development for 2005-2007» length of long-distance telephone channels is to increase by 1,283.1 ths channel/km during this period.

SDH equipment of 16-th, 4-th and 1-st levels (STM-16, STM-4, STM-1) manufactured by SIEMENS, ALCATEL, LUCENT TECHNOLOGIES, HUAWEI TECHNOLOGIES is installed in intra-zonal digital transportation networks. In future the Company plans to install the equipment of one manufacturer in each intra-zonal network that will allow to simplify the scheme of network organization and control, solve synchronization problems, reduce operating costs and increase reliability of network operation.

In 2005 "UTK" PJSC plans to build 895.8 km of fiber-optic lines in its inter-zonal telecom networks.

"Volgogradelectrosvyaz"

Construction of intra-zonal fiber-optic ring 390 km long connecting the cities of Novo-Anninsk, Novonikolaevka, Uryupinsk, Nekhaevo, Alekseevka, Kumylga, Mikhailovka with regional center of Volgograd. Five SDH STM-4 multiplexers (manufactured by Alcatel, at the cost of RUR 880 ths) having 252 PCP and total installed capacity of 7,560 channels will be used as terminal equipment. They were bought to create intrazonal and urban SDH networks using the equipment of one manufacturer (Alcatel) that would allow to organize unified control and monitoring system.

"KabBalktelecom"

Construction of intra-zonal FOL from Baksan to Tyrnyauz including the villages of Kendelen, Zhankhoteko, Lashkuta, Bedyk (3rd stage). The new equipment will be installed in the buildings of existing automatic telephone exchanges. Optix Metro Huawei STM-1 equipment was chosen due to its compatibility with the equipment of the same manufacturer installed in the transportation networks of "KabBalktelecom". Total length of the FOL is 42 km. In 2005 the FOL's part 12 km long will be put into operation.

Construction of intra-zonal FOL from Mayskiy to Terek 30 km long including the villages of Kuyan, Arik (STM-1 level).

"Rostovelectrosvyaz"

Construction of the FOL from Rostov to Salsk (2nd stage) 190 km long with reconstruction of northern SDH semi-ring. 190 km of the FOL will be put into operation in 2005.

Construction of the FOL from Bataisk to Azov 35 km long. 35 km of the FOL will be put into operation in 2005.

Construction of the FOL from Taganrog to Pokrovskoe 23 km long. 23 km of the FOL will be put into operation in 2005.

Construction of the FOL from Pokrovskoe to Matveev-Kurgan 38 km long. 38 km of the FOL will be put into operation in 2005.

Construction of the FOL from Kamensk shakhtinskiy to Millerovo 86 km long. 86 km of the FOL will be put into operation in 2005.

Construction of the FOL from Salsk to Peschanokopskoe 66 km long. 66 km of the FOL will be put into operation in 2005.

"Sevosetinelectrosvyaz"

The branch plans to construct and put into operation 26 km of the intra-zonal FOL from Digora to Elkhotovo being a part of intra-zonal ring. Construction of the ring is to be completed in 2005. ADM 16/1 equipment manufactured by Lucent Technologies with STM-4 optic interface is to be installed in the ring. The FOL will provide additional reservation of both intra-zonal transportation network and main cable from Vladikavkaz to Ardon and Elkhotovo and allow to refuse from lease of channels there.

In 2006-2007 "Southern Telecommunications Company" PJSC plans to add 1,749 km of FOLs to its networks. Major part of FOLs will be built in intra-zonal transportation networks of the branches "Rostovelectrosvyaz", "Volgogradelectrosvyaz" and "Svyazinform" of the Astrakhan Region" whose existing networks have poor quality of operation and low carrying capacity.

Development of long-distance telephone networks:

2005 Investment plan does not provide for the increase in the installed capacity of digital automatic long-distance telephone exchanges. Number of outgoing automatic long-distance channels is to grow by 2,282 channels, 1,132 of them being in zonal networks. Equipped capacity level of digital automatic long-distance telephone exchanges is to reach 93.5% by the end of 2005, including 96.4% - in zonal networks.

- **New technologies**

UTK's technical policy in the sphere of value-added services provides for the following main development trends:

- Further development of multi-service networks, digital cable TV, IP-telephony, xDSL-based high-speed access to Internet.
- Organization and introduction of Call-centers.
- Modernization and construction of data transmission nodes.
- Broadening the range of provided additional services of digital ATEs.
- Development of the intelligent network services.
- Provision of unified package of services to corporate clients throughout the territory of the Southern federal district.

In the sphere of new technologies the Company sees the priority in development of broadband access technology in order to provide multi-service services in package to business sector and VIP-clients. Broadband access services should be positioned in the telecom market as next generation of technologies for data transmission and access to information resources ensuring simultaneous provision of high-speed Internet access and wide range of additional services. Demand for package services was manifested by 10 % of the business sector. In 2004 package services tariffs were approved in most UTK's branches. Provision of package services will make it possible:

- To increase the services' and the Company's competitive capacity;
- To increase revenues due to broadening the range of provided services;
- To enhance the loyalty of customers.

Cable TV:

Cable TV projects to be realized in UTK's branches will allow to provide customers with both digital TV of high quality and some other services such as: IP telephony, video upon request, video control, services of digital radio. The Company has chosen two technologies for organization of cable TV networks – Metro Ethernet and HFC. In addition it is planned to collect data about housing and communal services (telemetry of gas and water counters) through cable TV network. In future the spectrum of services will be expanded by data network services: high-speed Internet, IP-telephony (including with direct city number), interactive TV. It is supposed to choose districts with multi-storied buildings (so-called bedroom communities, buildings having more than nine floors) for construction of cable TV networks.

Cable TV network of the branch "Volgogradelectrosvyaz" is to be extended in 2005 Cable TV services will be provided to several new micro-districts of Volgograd, Volzhskiy and Zhirnovsk. The existing cable TV subscribers can already receive additional services (Internet, VoIP). based on batch (packet) technology

Multi-service networks:

UTK branches "Svyazinform" of the Astrakhan Region", "Electrosvyaz" of Stavropol Territory", «Center of New Technologies» and "Rostovelectrosvyaz" plans to provide aDSL-based telematic services and services of digital TV on the basis of multi-service networks.

Data transmission networks:

The Company plans to further increase the number of access nodes and modernize the existing ones in all its branches. "UTK" PJSC determined MPLS technology to be the basic technology for modernization of data networks.

Networks built on the basis of IP/MPLS technology are supposed to ensure prompt return of investments due to wide spectrum of services realized on the basis of one multi-service network.

Call centers:

Introduction of Call-centers contributes to promotion of services to the market and increase of the customers' loyalty.

The Company plans to increase the number of workplaces and broaden the spectrum of commercial services provided by Call centers. Such services include outsourcing, televoting, direct marketing, intelligent routing of requests from VIP clients to specially trained and experienced operators.

Further integration of all existing Call-centers in a uniform infrastructure will be realized in compliance with "Main principles of creation of Call centers in mega-regional entities" approved by "Svyazinvest" OJSC.

Call centers are to be organized in the branches "Electrosvyaz" of Stavropol Territory", "Sevosetinelectrosvyaz", "Electrosvyaz of Adygeia Republic", "Electrosvyaz of Kalmykia Republic".

Creation of the distributed platform of Call centers of "Southern Telecommunications Company" PJSC will allow to gain additional revenues from new Call-center services simultaneously strengthening the Company's positive image and to attract new customers simultaneously enhancing the loyalty of the existing clients to the Company.

Intelligent services:

In 2005-2006 "UTK" PJSC plans to introduce the modern automated billing system, Onyma in all its branches. Automatic long-distance telephone exchanges of some branches will be equipped with SSP/IP intelligent network functions that will allow to introduce the prepaid system for all telecom services using universal service telephone card.

IP telephony:

IP telephony traffic showed high growth rates in 2004 and IP telephony services will be further developed in all UTK's branches. In order to reduce costs, termination of IP telephony traffic of all the branches is realized through the gate of the branch «Center of New Technologies». The Company plans to organize similar gate in the branch "Rostovelectrosvyaz" for backup of the termination point of incoming VoIP traffic.

IP-telephony market growth is the first contributor to formation of the next generation communication networks (NGN). In 2005 "UTK" PJSC together with CNIIS plans to create pilot zones in its five branches for testing SoftSwitch equipment of different manufacturers.

Information technologies:

Main investment priorities in the sphere of new technologies are the following:

Introduction of ERP and CRM systems of Oracle–EB in "UTK" PJSC.

Introduction of a unified automated billing system (ABS) on the basis of Amdocs software in "UTK" PJSC.

Introduction of IT procedures on the basis of vertical management of IT suddivisions including the development of corporate data network and realization of «Master-plan».

Forecast of economic development of "UTK" PJSC for the period of 2005-2007 determined the main development trends.

Table №3

Description	Unit	2005 budget	2006 forecast	2007 forecast
Number capacity to be put into service in local networks	Ths lines	93.840	100.0	100.0
Digitization of local telephone network	%	60.3	61.8	63.1
Increase in number of basic telephones	Ths sets	54.0	50.0	50.0
Revenue	RUR mln	18047.1	20160.1	22397.6
Revenue from telecom services	RUR mln	17800.5	19915.9	22202.3
Costs per 100 rubles of revenues	RUR	76.8	73.8	72.9
Profit before tax	RUR mln	661.2	1062.5	1815.0
Net profit	RUR mln	353.4	579.4	993.2
EBITDA	RUR mln	5619.2	6082.5	6925.0

SECTION VI. THE COMPANY"S PERFORMANCE RESULTS

Table №4

Description	Unit	**actually 2003**	**Actually 2004**	Growth rate,%
I. Investment activity				
Capital investments	RUR mln	11075.1	12497.8	*112.8*
Fixed assets put into operation	RUR mln	8244.9	10633.2	*129.0*
Lines put into operation	lines	532480	584086	*109.7*
II. Network development				
Number of basic telephone sets in urban and rural telephone networks	sets	3567301	3928199	*110.1*
Increase in number of basic telephone sets in urban and rural telephone networks, total:	sets	296819	360898	*121.6*
including in Urban TN	sets	*215040*	*225351*	*104.8*
including in Rural TN	sets	*81779*	*135547*	*165.7*
Number of public phones using unified telephone service card	phones	7330	12135	*165.6*
Increase in length of long-distance telephone channels	Ths channels/ km	2742.1	3646.4	*168.3*
Increase (decrease) in number of main radio sets	sets	-192530	-164771	*85.6*
Transferred to FM broadcasting	sets	77667	64228	*82.7*
Total installed capacity of urban and rural telephone networks	Lines	3840145	4119530	*107.3*
Total equipped capacity of urban and rural telephone networks	lines	3605403	3954510	*109.7*
Efficiency of the installed capacity of urban and rural TNs	%	93.9	96.0	*+2.1*
Share of digital exchanges' capacity in total installed capacity of telephone exchanges	%	48.4	58.9	*+10.5*
Outgoing DLD and ILD traffic	Ths minutes	1844138	1984542	*107.6*
Average number of lines	lines	3417539.8	3757879.9	*110.0*

6.1. Investment policy

In 2004 the Company's investment activity saw further growth. Thus, 2004 capital expenditures made up RUR 12,497.8 mln, a 12.8% increase over 2003.

2004 capex were mainly directed to construction of new digital exchanges, reconstruction of analog networks, introduction of new technologies and further development of value-added services based on digital networks. Reconstruction accounted for 35.1% of the total amount of investments, new construction – for 23.4%, expansion of the operating facilities – for 28.1%, technical renewal – for 13.4%.

Table № 5

№	Description	Unit	2003	2004	Y-o-y change 2004/2003
1.	Funds invested in fixed capital - **total,** **including:**	RUR m	11 075.1	12 497.8	112.8%
1.a					
	- traditional telephony	RUR m	7 686.3	8 731.8	113.6%
	- domestic and international long-distance telephony	RUR m	923.9	1 820.5	197.0%
	- new services and technologies	RUR m	625.6	540.5	86.4%
	- other	RUR m	1 839.3	1 405.0	76.4%
1.б					
	- new construction	RUR m	2 875.3	2 929.9	101.9%
	- extension	RUR m	3 294.7	3 510.2	106.5%
	- reconstruction	RUR m	2 838.1	4 381.3	154.4%
	- technical renewal (modernization)	RUR m	2 067.0	1 676.4	81.1%
2.	The Company own funds invested in fixed capital	RUR m	2373.1	2405.7	101.4%
3.	Borrowed funds invested in fixed capital	RUR m	8702.0	10092.0	116.0%
4.	Fixed assets put into operation	RUR m	8 244.9	10 633.2	129.0%
5.	Number capacity put into service (according to Forms C-1, C-2 of annual accounting reports):				
5a	Lines total -	lines	532 480	584 086	109.7%
	Including in:				
	Urban TN	lines	436807	349 453	80.0%
	Rural TN	lines	95673	234 633	245.2%
5б	Fiber optic lines	km	1 354.29	1 323.464	97.7%
5в	Automatic Long-distance Telephone exchanges	channels	8 760	13 350	152.4%

In 2004 fixed assets for the total amount of RUR 10, 633.2 mln were put into operation, which is up 29% over 2003. Number capacity of 584 086 lines were put into service in urban and rural TNs, 349 453 of them – in urban TN, 234 633 – in rural TN. Y-o-y growth constituted 110% (51.6 ths lines).

RUR mln


112,8%
129,0%
11075,1
8244,9
12497,8
10633,2
2003г.
2004г.

Объем капитальных вложений
Ввод основных фондов

- Capex
- Fixed assets put into operation

Table №6

Branch	Line capacity put into service, lines			Fixed assets put into operation, RUR ths			Capex, RUR ths		
	2003	2004	*y-o-y change,%*	2003	2004	*y-o-y change, %*	2003	2004	*y-o-y change, %*
"Electrosvyaz of Adygeia Republic"	10740	25396	*by 2.3 times*	142374	422679	*by 3.0 times*	167889	423328	by 2.5 *times*
"Svyazinform" of the Astrakhan Region"	29430	30218	*102.7*	396020	519409	*131.2*	561823	847505	150.8
"Volgogradelectrosvyaz"	87416	86333	*98.8*	836632	1302239	*155.7*	1198685	1373246	114.6
"KabBalktelecom"	22296	31268	*140.2*	251547	394770	*156.9*	353559	618155	by 1.7 *times*
"Electrosvyaz of Kalmykia Republic"	8472	16284	*192.2*	90696	268355	*By 3.0 times*	103260	274232	by 2.6 *times*
"Karachaevo-Cherkesskelectrosvyaz"	2176	17072	*by 7.8 times*	152715	115760	*75.8*	187031	425765	by 2.3 *times*
"Kubanelectrosvyaz"	214929	220626	*102.7*	4177799	4714456	*112.8*	5661122	4655411	82.2
"Rostovelectrosvyaz"	71551	72828	*101.8*	953451	1387015	*145.5*	1339963	2446753	by 1.8 *times*
"Sevosetinelectrosvyaz"	14280	16465	*115.3*	231337	187177	*80.9*	217317	214794	98.8
"Electrosvyaz" of Stavropol Territory"	71190	67596	*95*	834027	930549	*111.6*	952534	863354	90.6
Yugtaxofon				8516	77524	*by 9.1 times*	31627	64010	by 2.0 *times*
«Center of New Technologies»				107818	160608	*149*	126020	209778	166.5
Production and Training center				3577	4999	*139.7*	4471	6907	154.5
General Management				31508	137581	*by 4.4 times*	145784	64997	44.6

Krasnodar motor-transport depot				26856	10043	*37.4*	24006	9540	39.7
"UTK" PJSC	**532480**	**584086**	*109.7*	**8244873**	**10633164**	***129***	**11075091**	**12497775**	**112.8**

Specific weight of capital investments in traditional telephony in 2004


"Electrosvyaz" of Stavropol Territory" 6,0%
"Electrosvyaz of Adygeia Republic" 0,5%
"Svyazinform" of the Astrakhan Region" 5,6%
"Volgogradelectrosvyaz" 11,3%
"KabBalktelecom" 5,3%
"Electrosvyaz of Kalmykia Republic" 1,8%
"Karachaevo-Cherkesskelectrosvyaz" 2,5%
"Kubanelectrosvyaz" 45,2%
"Rostovelectrosvyaz" 20,2%
"Sevosetinelectrosvyaz" 1,6%

It should be noted that in 2004 capex structure changed, capital investments in rural automatic telephone exchanges increased. As a result number capacity put into service in rural areas is up 2.5 times over 2003.

Average cost value per one line put into service increased by 7 % due to construction volume growth in rural areas.

Cost value per one line in urban TN was RUR 11.721 ths in 2004 versus RUR 11.287 ths in 2003 making a 3.8 % increase.

Cost value per one line in rural TN was RUR 13.999 ths in 2004 versus RUR 14.156 ths in 2003 making a 1.1 % decrease.

It showed that in 2004 the Company worked successfully on optimization of building production costs, especially in respect to building and construction works in rural areas.

1323.5 km of long-distance cable lines were built in 2004.

- FOLs Pavlovskaya –Krylovskaya -Kuschovskaya 89 km;
- FOLs Krymsk – Novorossiysk 57.054 km;
- FOLs Armavir - Otradnaya 101.095 km;
- FOLs Timashevsk –Primorsko-Akhtarsk 98.876 km;
- FOLs Goryachiy Klyuch – Tuapse - Novorossiysk – Tuapse – Sochi 368.053 km;
- FOLs Kanevskaya – Novoderevyankovskaya – Yeisk 141.602 km;
- FOLs Budyonnovsk – Starodubskoe 64 km;
- FOLs Volgograd – Octyabrskiy – Kotelnikovo 109.9 km;
- FOLs Srednyaya Akhtuba –Leninsk 32.75 km;
- FOLs Astrakhan – Krasniy Yar – Kharabali - Akhtubinsk – Znamensk – Chyorniy Yar – Yenotaevka 54.9 km;
- FOLs Volgograd – Rostov -on-Don – Tatsinskiy UES 9.415 km;

- FOLs Rostov - Volgograd – Rodionovo-Nesvetaiskiy CES 4.769 km;
- FOLs Elista – Sadovoe 192 km.

13 350 channels of long-distance telephone exchanges were put into service gaining 4590 channels over 2003:

- Expansion of AXE-10-type Automatic Long-distance telephone exchange by 3840 field points in Krasnodar;
- Extension of ATE-6/ Automatic Long-distance telephone exchange in Cherkessk – 900 channels;
- Automatic Long-distance telephone exchange in Stavropol – 5820 channels;
- Automatic Long-distance telephone exchange in Minvody – 2790 channels.

RUR 540.5 mln or 4.5% of capex were allocated to introduction of new technologies.

Under traditional telephony projects the following facilities were put into operation in 2004:

Table №7

Name of the branch and the object	Measure unit	Capacity put into operation
Branch "Electrosvyaz of Adygeia Republic"		
Reconstruction of urban telephone network in Maykop with installation of ATE-52 and PSE of EWSD type having capacity of 20000 lines including MSS	№№	20000
Extension of ATE-55 of EWSD type having capacity of 4096 lines including MSS in Maykop	№№	4096
Branch "Svyazinform" of the Astrakhan Region"		
Replacement of the equipment with NEAX61 Sigma in Akhtubinsk	№№	2500
Extension of digital ATE in Astrakhan	№№	4960
Replacement of ATE in Nachalovo - 592, Yaksatovo-576, Yevpraksino-320, Karagali-480, Kirpichniy zavod-320, Poimennoe-320, Biryukovka-400, Kilinchi-480, Funtovo-320, T.Bashmakovka	№№	1496
Replacement of coordinate ATEs with digital ATEs in Zelenga-800 lines, Marfino – 800 lines, Novinka –320 lines, Tumak – 512 lines, Tishkovo – 512 lines, Volodarskiy – 2480 lines	№№	4912
Replacement of coordinate ATE 100/2000 having capacity of 2000 №№ with Si-2000 having capacity of 2600 №№ in Ikryanoe	№№	3200
Replacement of coordinate ATEs having capacity of 3056 №№ with digital ATE having capacity of 2864 №№ with three PSE having total capacity of 1792 lines in Krasnoyarskiy region	№№	4656
Replacement of coordinate ATE 100/2000 having capacity of 1400 №№ with digital ATE having capacity of 2360 №№ in village Chyorniy Yar	№№	2360
Branch "Volgogradelectrosvyaz"		
Construction of OPTS -23, 24 in Volgograd incl. MSS - II stage	№№	14000
Extension and reconstruction of CS of Si-2000 v.5 type by 3032 №№ in Mikhailovka	№№	3032
Extension of OPS-46/1 of ALS-4096 type by 2720 lines in Volgograd (12, Korolyov Str)	№№	2720
Extension of urban TN in Volgograd with expansion of OPTSs-61,62,63,64,65 by 6500 №№, incl. MSS - III stage	№№	4352

Extension of OPTS-40,46,47 by 13 000 №№ with closure of step-by-step ATE-43 having capacity of 15500 №№ in Volgograd - 1 stage	№№	5700
Reconstruction of urban telephone network in Uryupinsk with extension of OPTS of Si-2000 type by 10096 lines including MSS	№№	7000
Reconstruction of urban telephone network in Kamyshin with installation of OPTS-9 of ALS type -16384	№№	2784
Construction of CS of ALS-4096S type having capacity of 2016 lines in Srednyaya Akhtuba	№№	2032
Construction of OPS-46/1 having capacity of 5000 lines in Sovetskiy district of Volgograd	№№	5000
Extension of urban telephone network in Kamyshin with installation of PSK-1000 in the fifth microdistrict	№№	1000
Extension of urban telephone network in Volgograd with extension of line facilities of OPTS-33,30,38	№№	2927
Construction of TS-2,5 in Volgograd	порты	8490
Extension of CS of ALS-4096S type by 2080 lines in Frolovo	№№	2080
Reconstruction of intra-zonal transportation network SDH №2 on the basis of STM-4 technology	кан-км	537866
Construction of cable TV based on HFPC technology in Volgograd (1 stage)	абоненты	1200
Expansion of cable TV network based on HFPC technology in Volzhskiy of Volgograd region.	абоненты	2000
Multi-service network of "Southern Telecommunications Company" PJSC. Volgograd regional data network	порты	1780
Branch "KabBalktelecom"		
Extension of OPTS7 by 5312 lines in Prokhladniy	№№	4 800
Reconstruction of urban telephone network in Nalchik with installation of PS/K-74 of RSM C&C08 type having capacity of 4096 lines	№№	4 096
Reconstruction of urban telephone network in Nalchik with installation of PS/K-720 Dolinsk of RSM C&C08 type having capacity of 1024 lines	№№	1 024
Construction of OPTS in Baksan and reconstruction of telephone network in Baksanskiy region – 1568 lines 1440 connection lines (1000 №№ - replacement, 568 №№ - new)	№№	1 568
Construction of OPTS in Zalukokoazh and reconstruction of telephone network in Zolskiy region – 2928 lines 840 connection lines (2400 №№ - replacement, 528 №№ - new)	№№	2 928
Construction of OPTS in Kashkhatau and reconstruction of telephone network in Cherekskiy region – 1408 lines (1300 №№ - replacement, 108 №№ - new)	№№	1 408
Construction of OPTS in Chegem I and reconstruction of telephone network in Chegemskiy region – 3520 lines 780 connection lines (3000 №№ - replacement, 520 №№ - new)	№№	3 520
Construction of PSE-75 ("Strelka") of C&C08 type having capacity of 2000 №№, including SL in Nalchik (1200№№ replacement, 800№№ - new)	№№	2 000
Branch "Karachaevo-Cherkesskelectrosvyaz"		
Reconstruction of ATE in Karachayevsk 1st stage, by 12000 №	№№	12000

Extension of ATE-6/AuLDTE in Psyzh	№№	1952
Branch "Kubanelectrosvyaz"		
PSE in Gelendzhik	№№	5480
ATE in Divnomorskiy	№№	2496
PSE -61/4 in Novorossiysk	№№	1544
PSE -22/10 in Novorossiysk	№№	4040
PSE -22/3 in Verkhnebakanskiy	№№	1288
ATE in Kudepsta	№№	1708
PSE -5/1 in Sochi	№№	9624
PSE -7/1 in Tikhoretsk	№№	4736
PSE -7/1 in Tikhoretsk	№№	3328
ATE in Tuapse	№№	6016
OPTS -2 in Tuapse	№№	1600
PSE in Lermontovo	№№	480
PS-27/1 in Krasnodar	№№	3232
PS-21/1 in Krasnodar	№№	2080
PSE -51/2 in Krasnodar	№№	2080
OPTS in Novokubansk	№№	2560
OPTS -4, PSE-4/1, ATE-6 in Yeysk	№№	5632
ATE in Afipskiy	№№	2992
ATE in Ilskiy	№№	2512
PSE -61/5 in Myskhako	№№	1608
PSE -22/4 in Rayevskaya	№№	1288
Branch "Rostovelectrosvyaz"		
Reconstruction of urban telephone network in Taganrog with installation of PSE-64/4 of NEAX61Σ type having capacity of 6400 lines including MSS	№№	6 100
Reconstruction of urban telephone network in Taganrog with installation of PSE-62/2 of NEAX61Σ type having capacity of 6450 lines including MSS	№№	6 450
Extension of telephone network in Azov using Si2000 equipment by 3328№№, including MSS. 1st stage	№№	3 168
Extension of urban telephone network in Novocherkassk with extension of PSE-68, PSE-56 and installation of PSE-91, PSE-58 of NEAX 61Σ type having total capacity of 6500№№, including MSS. 1st stage	№№	3 000
Construction of PSE of EWSD type having capacity of 1344 lines including MSS at the address: 77, 40 let Pobedy Pr., Rostov-on-Don, 1st stage	№№	1 984
Reconstruction of telephone network in Kamenolomni with installation of OPTS of SI-2000 type having capacity of 1200 lines including MSS	№№	1 200
Construction of PSE of EWSD type having capacity of 1312 lines including MSS at the address: 112, Dranko Str., Rostov-on-Don	№№	1 760
Replacement of step-by-step ATE in Salsk with Si-2000 equipment	№№	7 984
Extension of telephone network in Donetsk by 1232 lines	№№	1 232
Extension of telephone network in Bataisk using S12 equipment	№№	1 488
Reconstruction of urban telephone network in Bataisk with extension of OPTS-5 and OPS-7 of S12 type having capacity of 6640 lines including MSS	№№	4 672

Modernization, expansion and optimization of radio access network in Taganrog, Azov, Aksay, Kamensk-Shakhtinskiy, Rostov-on-Don, Novocherkassk	№№	10 300
Installation of telephones for invalids and veterans of the Great Patriotic War in rural areas	№№	3 690
Reconstruction of telephone network in Volgodonsk region using ATSC-90 equipment having total capacity of 1368 №№, including SL	№№	1 072
Extension of digital telephone network in Taganrog using NEAX-61 equipment of the company "NEC". Construction of PS-64/3 at the address: 44, Bolshoy Prospect, 2nd stage	№№	1 550
Extension of urban telephone network in Volgodonsk using "Kvant-E" equipment, having total capacity of 1504 №№, including MSS	№№	1 504
Extension of digital telephone network in Shakhty using NEAX-61 equipment of the company "NEC". Construction of PS in Yuzhniy	№№	1 500
Branch "Sevosetinelectrosvyaz"		
Reconstruction of urban telephone network in Vladikavkaz with extension of OPTS-57 by 1312 lines, PSE-55 "Kosta, 75" – by 1248 lines and PSE-58/2 – by 1632 lines of 5ESS type including SL.	№№	3122
Extension of OPTS-53, 54 by 1120 lines, PSE-56/3 "Yuzhniy"- by 96 lines and PSE – 56/1,4 "Vesna" – by 96 lines of 5ESS type in Vladikavkaz	№№	832
Extension of urban telephone network in Vladikavkaz with installation of PSE -58/3 "Zavodskoy" by 1024№№ of 5ESS type	№№	724
Extension of OPTS of SI-2000 type by 1024№№ and construction of PSE having capacity of 1024№№ in Beslan including SL	№№	1148
Construction of OPTS of SI-2000 type having capacity of 2032№№, including 16№№BRA in Alagir and PSE having capacity of 448№№ in Tsrau including SL	№№	816
Reconstruction of rural telephone network of village Gizel with installation of OS of SI2000 V. 5 type having capacity of 1440 lines including MSS	№№	1440
Reconstruction of rural telephone network of village Arkhonskaya with installation of OS of SI2000 V. 5 type having capacity of 2208 lines including MSS	№№	1834
Branch "Electrosvyaz" of Stavropol Territory"		
ATEs-24/21/22/23/28/29 in Stavropol	№№	2760
ATEs -35/36/37/38/39 in Stavropol	№№	430
ATEs -6/7/2 in Nevinnomyssk	№№	900
ATE-65 in Kislovodsk	№№	3040
ATEs -7/6/3 in Kislovodsk	№№	1112
ATE in Zheleznovodsk, village Inozemtsevo	№№	3920
ATEs -6/7(1st stage) in Minvody	№№	8904
ATEs -3/5/9 in Pyatigorsk	№№	1700
ATE-2 (CS with SPU) in Budyonnovsk	№№	2500
ATE -2(ATE -3) in Yessentuki	№№	8940
ATE -45/46 in Yessentuki	№№	768
ATE -5 (CS with SPU) in Svetlograd	№№	1100
ATE (CS with SPU) in Novoalexandrovsk	№№	2000
ATE (CS with SPU) in Mikhaylovsk	№№	2000
ATE -6 (CS with SPU) in Zelenokumsk	№№	2290
FOL Kurskaya - Russkoe	km	43
FOL Ipatovo - Krasochniy	km	38

Building of regional data network (3rd stage)	ports	1116

6.2. Network development.

Table №8

№	Description	Measure unit	2003	2004	On yr change 2004/2003 (%)
1.	Increase in length of long-distance (intra-zonal) telephone channels, total	Ths ch/km	2742.05	3646.57	133.0%
	Including those formed using digital transmission systems	Ths ch/km	2662.06	4162.38	156.4%
2.	Increase in number of basic telephones, total,	Ths sets	296.819	360.898	121.6%
	Including in urban TN	Ths sets	215.040	225.351	104.8%
	In rural TN	Ths sets	81.779	135.547	165.7%
3.	Increase in number of outgoing automatic channels of Automatic long-distance telephone exchanges, total	Ch	3840	4845	126.2%
	Including in zonal network	ch	2937	2415	82.2%

Domestic and international long-distance telephony

Length of long-distance telephone channels in 2004 rose by 3646.36 ths ch/km reaching 13266.98 ths ch/km (including those formed using digital transmission systems which rose by 4162.12 ths ch/km). Increase in length of long-distance telephone channels of "UTK" PJSC was based on yearly growth of transportation network constructions and organization of CSPs on existing communication lines.

At the beginning of 2004 "UTK" PJSC had no modern transportation intrazonal networks in branches “Electrosvyaz of Adygeia Republic”, “Svyazinform” of the Astrakhan Region", “Karachaevo-Cherkesskelectrosvyaz”, "Electrosvyaz of Kalmykia Republic", “Rostovelectrosvyaz”. Other branches had no modern digital communication lines in the most of their regional centers either. At the beginning of 2004 total length of intrazonal FOLs was 5.6 ths km or 34.5 % of total length of communication lines. The Company planned to build 3605.3 km of FOLs in 2004 that would allow to increase the digitization level of intrazonal networks of the branches, raise their carrying capacity, provide network reservation and create powerful foundation for introduction of new technologies.

During 2004 "UTK" PJSC intra-zonal networks added 1510.3 km to its fiber-optic transmission lines versus the planned 3605.3 km. Their total length as of January 1, 2005 stood at 7186.4 km. Total length of intra-zonal communication lines decreased by 301.1 km to 16118.4 km. Length of intra-zonal radio-relay communication lines decreased by 204.66 km to 2114.74 km.

It was due to the fact that coaxial cables and radio-relay communication lines were put out of operation in the branches “Svyazinform” of the Astrakhan Region", “Volgogradelectrosvyaz”, “KabBalktelecom”, “Kubanelectrosvyaz”, “Sevosetinelectrosvyaz”, “Electrosvyaz” of Stavropol Territory".

The branch "Electrosvyaz of Adygeia Republic" started the construction of FOLs from Enem to Takhtamukay, Adygeisk, Ponezhukay and from Maikop to Giaginskaya, Khakurinokhabl, Koshekhabl. The FOLs will be put into operation in 2006-2007 due to reduction of the investment program.

The branch "Svyazinform" of the Astrakhan Region" started the construction of FOL from Astrakhan to Krasniy Yar, Kharabali, Akhtubinsk, Znamensk, Chyorniy Yar, Yenotaevka, Narimanov, Astrakhan. The parts from Akhtubinsk to Znamensk and from Volzhskiy to Narimanov 63.8 km long were put into service. At present cable system is being constructed, optic cable is being laid and the equipment is being installed in other parts of the FOL.

Network of the branch "Volgogradelectrosvyaz" added 142.7 km of FOLs due to the FOL from Abganerovo to Oktyabrskiy, Kotelnikovo and from Srednyaya Akhtuba to Leninsk (32.75 km long).

In 2004 the branch "KabBalktelecom" started the construction of FOLs from Baksan to Zalukokoazhe (40km long), from Baksan to Tyrnyauz (2nd stage) (12 km long), from Mayskiy to Terek (30 km long), from Kashkhatau to Nartkala (38 km long). At the end of 2004 capex financing was cut down, and the above mentioned FOLs will be put into service in 2005.

A part of future inter-zonal ring from Elista to Sadovoe, 192 km long, was put into operation in the network of the branch "Electrosvyaz of Kalmykia Republic".

The branch "Karachaevo-Cherkesskelectrosvyaz" built 289.6 km of FOLs of its inter-zonal ring. Construction of FOL from Cherkessk to Adyge-Khabl, Khabez, Zelenchukskaya has not been completed due to change of 2004 investment program and it will be put into service in 2006-2007.

The branch "Kubanelectrosvyaz" added the following FOLs to its network in 2004: «Pavlovskaya-Krylovskaya – Kuschovskaya» - 89 km long, «Krymsk – Novorossiysk» - 57 km long, «Armavir – Otradnaya» - 101.1 km long, «Timashevsk – Primorsko-Akhtarsk» - 98.9 km long, «Goryachiy Klyuch- Tuapse- Novorossiysk- Sochi» - 374.9 km long, «Kanevskaya – Novoderevyankovskaya- Yeisk» - 141.6 km long. ADM 16/1 equipment manufactured by Lucent Technologies with optic interfaces of STM16 and STM4 levels was installed in the network.

The branch "Rostovelectrosvyaz" added only 14.7 km of FOLs to its network as a result of construction of the FOL from SUS to R.Nesvetaiskiy CES and the FOL from trunk line K847 to Tatsinskiy CES. Building of the second stage of the FOL from Rostov-on-Don to Salsk, Volgodonsk, 181 km long, was continued in 2004. The following FOLS to be put into operation in 2005 were also built during the year: the FOL «Taganrog- Pokrovskoe» – 27 km long, the FOL «Kamensk-Shakhtinskiy- Millerovo» - 90 km long; the FOL «Bataisk- Azov» - 35 km long; the FOL «Salsk- Peschanokopskoe» – 60 km long.

The branch "Sevosetinelectrosvyaz" started the construction of FOLs from Digora to Elkhotovo, from Mozdok to Sadoviy and from Vladikavkaz to Alagir. These lines will be put into service in 2005 - 2006. Total length on interzonal communication lines decreased by 29 km due to putting cable line «Vladikavkaz – Airport» out of operation and by 56.6 km due to putting radio-relay line RRL-4 out of operation.

The branch "Electrosvyaz" of Stavropol Territory" added 116.8 km of FOLS to its network due to putting into operation the FOL «Budyonovsk - Starodubskoe» 64 km long and the FOL «Georgievsk- Zelenokumsk – Budyonovsk».

In 2004 Automatic long-distance telephone exchanges (ALDTE) were extended by 14520 ports in the cities of Krasnodar, Cherkessk, Mineralnie Vody, Stavropol and Nalchik. Combined ALDTE /ATE-52 of EWSD type having 3060 field points were installed and tested in Maikop. ALDTE extension in Vladikavkaz will be put into service in 2005. At present time 12 Automatic long-distance telephone exchanges with total installed capacity of 125, 830 ports operate in 12 cities of SFD including 67,040 ports of trunk and inter-zonal channels, including 6 Automatic long-distance telephone exchanges of S-12 type, 5 Automatic long-distance telephone exchanges of EWSD type, 1 Automatic long-distance telephone exchanges of AXE-10 type. At the beginning of 2005 equipped capacity of Automatic long-distance telephone exchanges constituted 87.53% including 86.59% - in zonal networks. Number of outgoing automatic channels of Automatic long-distance telephone exchanges increased by 4845 channels versus the planned 3172 ones, including 2415 channels – in zonal network (versus the planned 1922 channels).

State of domestic and international long-distance telephony sector is estimated in terms of traffic volume.


Outgoing DLD and ILD traffic, 2003-2004, thousand minutes
600000
500000
400000
300000
200000
100000
0
200%
180%
160%
140%
120%
100%
80%
60%
467267
514899
384068
415130
347498
385041
285807
272321
120186
131408
87609
94255
71815
78891
41247
40727
12640
22049
13479
16913
12522
12908
110%
108%
111%
95%
109%
108%
110%
99%
174%
103%
125%
"Kubanelectrosvyaz"
"Rostovelectrosvyaz"
"Electrosvyaz" of Stavropol Territory"
"Volgogradelectrosvyaz"
"Sevosetinelectrosvyaz"
"KabBalktelecom"
"Svyazinform" of the Astrakhan Region"
"Karachaevo-Cherkesskelectrosvyaz"
"Electrosvyaz of Kalmykia Republic"
Yugtaxofon
"Electrosvyaz of Adygeia Republic"
2003
2004
Growth rate, %

Growth rates of DLD and ILD traffic depend directly on the development of the client base, competent tariff policy, development of new technologies, competition in the telecommunication market. Analyzing the traffic growth rates for 2002-2004 one can clearly see a downtrend in growth rates of DLD and ILD traffic: 124.1 % - in 2002, 117.2 % - in 2003, 107.6 % - in 2004. Presence of cellular operators as well as alternative operators of traditional telephony creates severe competitive environment in the telecommunication market.

Domestic and international long-distance traffic of "UTK" PJSC in 2002-2004, ths minutes

Table №9

	2002	**2003**	**2004**
DLD traffic, ths min	1476051	1738892	1870750
y-o-y change,%	*125.3%*	*117.8%*	*107.6%*
DLD traffic per one basic telephone set, min	*464.5*	*512.8*	*501.1*
y-o-y change,%	*119.2%*	*110.4%*	*97.7%*
ILD traffic, ths min	97014	105246	113792
y-o-y change,%	*108.5%*	*108.5%*	*108.1%*
ILD traffic per one basic telephone set, min	*30.5*	*31*	*30.5*
y-o-y change,%	*103.0%*	*101.6%*	*98.2%*
DLD and ILD traffic, total, ths min	**1573065**	**1844138**	**1984542**
y-o-y change,%	***124.1%***	***117.2%***	***107.6%***
DLD and ILD traffic per one basic telephone set, min	***495***	***543.9***	***531.6***
y-o-y change,%	***118.1%***	***109.9%***	***97.7%***

Local telephony

UTK's activity is aimed at network development and line capacity growth. Organization and development of "UTK" PJSC local communication network have their particular features caused by:

- presence of territories both with high and low population density, mountain areas where it is hard to lay cable and air communication lines using traditional methods;
- low level of digitization of local and intra-zonal networks in some subjects of the Federation (Adydeia Republic, Kalmykia Republic, Karachaevo-Cherkessia Republic).

As of January 1, 2005 3448 telephone exchanges operated in "UTK" PJSC communication networks with total installed capacity of 4119.5 thousand lines including 3954.5 ths lines being equipped (95.99%). Installed capacity of urban telephone network was 3140.7 ths lines or 76.2% of total installed capacity, its equipped capacity being 96.21%. Installed capacity of rural telephone network was 978.8 ths lines or 23.8% of total installed capacity, its equipped capacity being 95.31%.

Equipped capacity of UTK's branches, 2004


"Electrosvyaz" of Stavropol Territory"
94,6%
"Sevosetinelectrosvyaz"
97,0%
"Rostovelectrosvyaz"
97,4%
"Kubanelectrosvyaz"
97,2%
"Karachaevo-Cherkesskelectrosvyaz"
93,7%
"Electrosvyaz of Kalmykia Republic"
85,3%
"KabBalktelecom"
97,3%
"Volgogradelectrosvyaz"
95,8%
"Svyazinform" of the Astrakhan Region"
97,9%
"Electrosvyaz of Adygeia Republic"
81,6%
70%
75%
80%
85%
90%
95%
100%

Development strategy of the network was aimed at construction of new capacities based on modern digital telephone exchanges and renewal of basic assets by gradual replacing old and obsolete analog switching facilities with digital equipment. In 2004 15 step-by-step exchanges (84.8 ths lines), 342 cross-bar exchanges (186.5 ths lines) and 12 quasi-electronic exchanges (16.9 ths lines) were put out of service and dismantled. 586.93 ths new access lines were put into service by "UTK" PJSC in 2004 as a result of construction and operation reserves, 25.9 ths lines were taken over from other organizations. As of January 1, 2005 share of digital exchanges stood at 58.9% including 64.15% - in urban TN and 41.98 % - in rural TN. Capital investments in rural TN was traditionally smaller than in urban TN because of their low recoupment. That is why digitization level of rural TN is also lower.

Digitization of local networks makes it possible to increase carrying capacity of communication channels, to improve the quality of rendered services and to provide customers with access to advanced telecom services. In urban and rural TNs share of digital communication channels of high frequency was rather high making 98.8% and 93.46%, respectively. During 2004 share of digital high-frequency channels in rural TN rose by 5.35 % and remained the same in urban TN. Length of fiber-optic cable rose by 1245.3 km to 4310.3 km.

3928.2 ths basic telephone sets were installed in "UTK" PJSC telephone network including 2925.8 ths sets – in urban TN and 1002.4 ths sets – in rural TN. Increase in number of basic telephones for 2004 constituted 360.9 thousand sets, 225.4 ths of them being in urban TN and 135.5 ths – in rural TN.

Increase in number of basic telephone sets in UTK's branches, 2003-2004, sets


98%
596%
140000
120000
100000
80000
60000
40000
20000
0
600%
500%
400%
300%
200%
100%
0%
125943
123068
170%
68100
110%
122%
40047
42534
46841
44346
36219
123%
156%
113%
207%
245%
20237
24805
15273
9812
13103
14820
9748
4703
3208
7855
1013
6042
"Kubanelectrosvyaz"
"Rostovelectrosvyaz"
"Volgogradelectrosvyaz"
"Electrosvyaz" of Stavropol Territory"
"Svyazinform" of the Astrakhan Region"
"KabBalktelecom"
"Sevosetinelectrosvyaz"
"Karachaevo-Cherkesskelectrosvyaz"
"Electrosvyaz of Adygeia Republic"
"Electrosvyaz of Kalmykia Republic"
Growth rate, %

In 2004 the company's 6-digit code pools in Rostov-on Don and Krasnodar became almost depleted mainly due to the high development of the telecom market and soaring need of the citizens in telecom services. So it was decided to switch these urban telephone networks to 7-digit telephone numbering. Krasnodar urban telephone network was successfully switched to 7-digit telephone numbering on October 29, 2004, Rostov-on-Don urban telephone network was successfully switched to 7-digit telephone numbering on November 27, 2004. Krasnodar urban telephone network needed no reconstruction. But Rostov-on-Don city network typology was completely changed due to organization of three new transit exchanges (OPTS) on the basis of Siemens switching equipment of EWSD type and complete reconstruction of inter-exchange network (MSS). The new ideology of construction of OPTS-based network changes the principles of network construction making it possible not only to switch to another numbering code, but also to create the necessary prerequisites for organizing a network of future generation. Urban telephone networks in Maikop and Cherkessk were also switched to 6-digit telephone numbering.

In 2004 the branch "Kubanelectrosvyaz" introduced the centralized network management system based on Iskratel equipment in Tuapse and Anapa regions. It allowed to integrate 10 Si-2000 systems in Tuapse region and 4 Si-2000 systems in Anapa region into the uniform control system gathering and processing information necessary for taking correct technical decisions. It resulted in improvements of the customer service, maintenance costs reduction, network optimization and efficiency increase.

In 2004 the Company installed telephones in 357 settlements which had no telephone communication. As at the beginning of 2005 484 settlements in the Southern federal district had no telephone communication, 111 of them having no resident population. The Company received letters of understanding from local administrative bodies with regard to 81 settlements confirming that they had no future and installation of telephones was inexpedient. 14 settlements were not electrified, inhabitants of 24 settlements refused from installation of telephones for lack of money, 16 settlements had less than 10 inhabitants, 29 settlements had difficult relief and it was impossible to use radio communication, 16 settlements used departmental communication. For the period from 2002 to 2004 the Company provided 904 settlements with telephone communication.

In 2004 the equipped capacity of urban and rural TNs increased by 2.1 percentage points over 2003, percentage of digital exchanges in total installed capacity rose by 10.5 percentage points.

In order to realize the "Concept of a Russia uniform pre-paid service card" 12135 universal payphones making 62% of the total number of payphones were transferred to usage of those cards.

Due to active investment program the Company expanded its subscriber base by 360.9 thousand numbers gaining 10.1 % over 2003. It allowed the Company to receive additional revenues from subscription fees for providing access to local TN, monthly subscriber fees, payments for DLD and ILD telephone calls.

Access to traditional telephony provides the subscriber with possibility to use Internet, IP-telephony and intelligent network services.

Increase in number of subscribers by client segment for the years 2001-2004 (basic telephone sets)


3 104 707
2 661 806
267 551
175 350
3 270 482
2 814 068
279 203
177 211
3 567 301
3 087 387
300 605
179 309
3 928 199
3 418 149
326 922
183 128
2001
2002
2003
2004
Total
residential sector
business sector
budget-funded organizations

In 2004 "UTK" PJSC installed telephone for 9062 invalids and 1165 participants of the Great Patriotic War.

New technologies

Natural parameters of new services being in stable demand of users were determined on the basis of the accounting data:

- Switched access to the Internet network;
- broadband access to the Internet based on xDSL technology;
- VPN services;
- ISDN services;
- Cable TV services;
- IP-telephony services.

In the nearest years access to the Internet network will remain the most claimed service by users. Due to analysis of modem pools loading and work with subscribers connected through allocated ports, the Company determined the group of users ready for the connection through broadband access. Technical characteristics of UTK's multi-service networks allowed to connect subscribers on the basis of xDSL technology. Dynamics of broadband access ports enabled by "UTK" PJSC is the following: 01.01.2004 - 528 ports, 1.04.2004 - 1327 ports, 1.07.2004 – 2219 ports, 1.10.2004 – 4805 ports, 1.01.2005 – 8697 xDSL ports.

"UTK" PJSC continued to work in the well-known market of switched access to the Internet network. As at 1.01.2004 number of dial-up ports was 1,548 ports and as at 1.01.2005 their number constituted 31,411 ports.

Construction of corporate networks based on VPN technology, when practically all traffic passes within the network of the regional branch providing this service, is still perspective. As of 01.01.2005 number of VPN ports constituted 936 ports.

Expecting the end of the life cycle of ISDN service due to wide introduction of broadband access services, "Southern Telecommunications Company" PJSC planned to enable to the maximum all existing port capacity. 2.318 ISDN ports were enabled in 2003 and 4724 ISDN ports were expected to be enabled at the beginning of 2005.

In order to successfully integrate TDM and SPD networks IP-telephony nodes were built in Krasnodar and Stavropol territories, Volgograd and Rostov regions in 2003. Volume of traffic transit made 3.8 million minutes. At present such IP-telephony nodes are built in all branches of "UTK" PJSC. 2004 total traffic was 31.3 million minutes.

In 2003 only 88 thousand subscribers in the branch "Volgogradelectrosvyaz" were provided with cable TV services. In 2004 cable TV network was extended by 15,000 users and as at 01.01.2005 number of subscribers made 89.9 thousand. In 4Q2004 the Company started the construction of network based on Ethernet-to-the-Home technology in Krasnodar and at the end of 2004 IP-TV stream video service was provided to 284 subscribers.

"Southern Telecommunications Company" PJSC pays great attention to broadening the range of services provided on the basis of intelligent platforms (IP): electronic office (Unified message, REX-fax, voice mail), audio conferencing, payment for telecom services using pre-paid service telephone cards and bank credit cards, free-phone. Within the framework of creation of a uniform intelligent network of "UTK" PJSC automatic long-distance telephone exchanges in the cities of Krasnodars, Rostov –on- Don, Sochi, Volgograd, Stavropol and Cherkessk were equipped with SSP/IP functions in 2004.

6.3. Key financial highlights

Table №10

Description	Measure unit	2003	2004	y-o-y change, %
Revenue	RUR mln	13506.5	16752.6	*124.0*
Revenue from telecom services	RUR mln	13222.7	16303.1	*123.3*
Costs	RUR mln	10452.9	13359	*127.8*
Operating profit	RUR mln	3053.6	3393.6	*111.1*
Profit before tax	RUR mln	1665.1	606.9	*36.4*
Net profit	RUR mln	1080.4	276.6	*25.6*
Operating margin	%	22.6	20.3	*-2.3*
Cost price of 100 rubles of revenues	RUR	77.4	79.7	*103.0*
EBITDA	RUR mln	3421.7	4287.7	*125.3*

In 2004 total revenue and revenue from telecom services of "UTK" PJSC continued to grow allowing the Company to maintain its leading position in the market of basic telecom services, to increase its market share in the market of telecom services not subject to tariff regulation. It was due to the Company's efforts well-directed towards the business efficiency growth in the developing Russian telecommunications market.


124.0%
127.8%
13506,5
10452,9
16752,6
13359
2003
2004
Revenue, RUR mln
Costs, RUR mln

2004 total revenue increased 24% over 2003, revenues from telecom services were up 23.3 %. Costs increase (27,8 %) exceeded revenues growth (24,0 %) deteriorating operating margin parameter (down by 2.3 percentage points). Operating profit increased 11.1 % over 2003.


Structure of 2004 revenue from telecom services,
"Southern Telecommunications Company" PJSC
Local rural telephony 8.6%
Wired radio 1.1%
Radio wireless communication, radio and TV broadcasting 0.1%
DLD and ILD telephony 40.7%
Pay phones 1.4%
Local urban telephony 30.5%
Mobile communication 0.1%
Internet, IP telephony, ISDN, intelligent networks 4.3%
Interconnection and traffic transit 11.4%
Document communication 1.8%

The Company's revenues from telecommunication services increased by RUR 3080.4 mln over 2003 mainly due to network development (+ RUR 2277.1 or 73.9%) and the increase in local tariffs (+ RUR 803.5 million or 26.1 %), including those subject to state regulation (+ RUR 703.0 million). Subscriber monthly fee and payments for long-distance calls traditionally accounted for major part of revenue increase. 2004 revenues from interconnection and traffic transit services made RUR 1861.5 million including payments for interconnection services (RUR 98.0 mln), traffic transit services (RUR 857.2 mln), lease of technical equipment and other services (RUR 906.3 mln).

Long-distance and local telephony accounted for major part of the Company's revenue, 40% and 39% respectively.

At present the Company is facing most important tasks of developing the market of new telecom services and increasing the share of revenues from value-added services in total amount of revenues. Therefore it is necessary to broaden the range of new services, improve their quality, use flexible tariff plans. Corporate and individual clients are ready to pay for such services.

In 2004 revenue of RUR 958.3 mln was received from provision of value-added service (VAS), a 79.6% gain over 2003, and now account for 5.9% of total telecom revenues. Such small share of VAS services can be explained first of all by great volume of the provided basic telecom services.

Revenues from providing access to Internet account for major part of revenues gained from VAS making 60.5 %. Revenues from providing access to Internet increased by RUR 221.5 ths or 67.1 % over 2003 as a result of growth of the number of Internet subscribers (both of allocated access and switched access) and active selling of Internet - cards.

In 2004 volume of information transmitted through Internet was up 87.3 % over 2003 to 323943653 Mb. Time of Internet connections through public telephone network reached 1477.6 million minutes which is up 20 % over 2003. As a result revenues from providing access to Internet constituted:

RUR 164251.1 ths – from providing access through allocated channel
RUR 356228 ths - from providing access through switched channel

Lack of solvent demand for new services in SFD regions does not allow to increase their volumes to the proportions comparable to revenue structure of alternative operators. But the regional market being developed, UTK's branches will increase VAS share in their revenue structure.

Revenues from value-added services, 2003-2004, "UTK" PJSC (RUR ths)*


566165
330251
2003
2004
155035
93945
103593
49762
32714
48667
12811
15031
14154
69854
Internet
VPN
ISDN
IP telephony
cable TV
Intelligent services and others

*incl. revenues from the connected telecom operators

As we can see in the diagram, VPN, IP-telephony and ISDN services were developing most dynamically. ISDN services were used mainly by business sector (94 % of total revenue from ISDN services). 2004 revenues from providing Internet access to individuals increased 88.9 % over 2003 and the residential share of Internet revenues rose by 4.3% to 46.1%.

2004 financial result of "UTK" PJSC made RUR 606.9 million, net profit – RUR 276.6 mln. Decrease in 2004 profit was due to the Company's active investment activity 2003-2004 resulting in additional borrowings. Great amount of fixed assets put into operation affected depreciation charges and property tax. Borrowings caused the growth of operational expenses. As for EBITDA, it is necessary to note its significant growth in 2004 (+25.3 %).


EBITDA, RUR mln
3421,7
125,3%
4287,7
2003
2004

6.4. 2004 revenue breakdown by kind of services and client segment.

In 2004 UTK's branches rendered telecom services for the sum of RUR 16,303.1 million , a 23.3 % increase over 2003, including RUR 9850.2 mln of those provided to the residential sector which constituted 60.4 % of total revenues from telecom services.

Table № 11

Services	total (excl. VAT and sale tax) RUR ths.	including	
		From budget-funded organizations RUR ths.	From individuals RUR ths.
Revenues from telecom services - total including:	16303127.1	1261789.1	9850241.0
Domestic and international long-distance telephony	6627814.0	574226.1	4005989.8
Urban TN	4977832.3	406337.0	3845661.7
Rural TN	1399022.6	101930	1159079.8
payphones	231537.7	856.6	228783.5
Document communication	863804.6	133919.2	390449.1
Radio communication, radio and TV broadcasting	20863.3	2755.7	15211.8
Wired radio	182840.3	25807.4	134274.8
Mobile communication	9079.7	2700.0	2887.6
ISDN services	60897.0	11850.3	3644.2
Intelligent services	67921.9	643.4	64258.7
Interconnection and traffic transit	1861513.7	763.4	0

The information is presented on the basis of the form 65-communication for the year 2004.

6.5. 2004 Operating costs


Services of outsider organizations 7,8%
Taxes 0,3%
Other costs 9,3%
Wages and salaries 31,6%
Payments to Rostelecom 15,3%
Social expenses 9,5%
Payments to other telecom operators 3,1%
Electricity and energy costs 2,0%
Material expenses 8,6%
Amortization and depreciation charges 12,5%

2004 operating costs of "Southern Telecommunications Company" PJSC were RUR 13,555 mln, gaining 27.8% over 2003.

Table №12

Description	Costs, RUR mln		Specific weight, %		y-o-y change		Growth rate,%
	2003	2004	2003	2004	Absolute change, RUR mln	Relative change, %	
Operating costs, total	10452.9	13359			2902.1	27.8	127.8
including:							
Wages and salaries	3530.1	4219.1	33.8	31.6	689	6.6	119.5
Social expenses	1094.4	1264.9	10.5	9.5	170.5	1.6	115.6
Depreciation and amortization	1070.5	1673.4	10.2	12.5	602.9	5.8	156.3
Material expenses	975.5	1153.8	9.3	8.6	178.3	1.7	118.3
Electricity&energy expenses	233.9	263.1	2.2	2	29.2	0.3	112.5
Payments to other telecom operators	352.4	411.7	3.4	3.1	59.3	0.6	116.8
Payments to Rostelecom	1489.4	2042.7	14.2	15.3	553.3	5.3	137.1
Services of outsider organizations	737.2	1044.4	7.1	7.8	307.2	2.9	141.7
Taxes	31.7	40.0	0.3	0.3	8.3	0.1	126.2
Other costs	937.8	1245.9	9	9.3	308.1	2.9	132.8

As you can see in the table, 2004 operating costs of "UTK" PJSC increased mainly due to growing expenses on personnel (by 6.6%), depreciation charges (5.8%), payments to Rostelecom (5.3%), payments to outsider organizations (2.9%), other costs (2.9%).

In 2004 wages and salary expenses were up 19.5% over 2003 to RUR 4,219.1 mln due to base wage rate growth from May 2004. Specific weight was down 2.2 percentage points over 2003.

2004 depreciation charges was up 56.3% to RUR 1,673.4 mln) attributable to a major increase in fixed assets put in operation in 2003-2004, most part of which had been purchased under leasing contracts. Specific weight was up 2.3 percentage points over 2003 (accounting principles for depreciation charges and useful life periods were changed).

In 2004 payments to Rostelecom amounted to RUR 2042.7 mln showing a 37.1% increase due to introduction of the new settlement system with Rostelecom from August 01, 2004. Specific weight was up 1.1 percentage points over 2003.

Expenses on services of outsider organizations were up 41.7 % to RUR 1,044.4 million due to inflation , increase in electricity tariffs and other utility services charges, maintenance and repair of the Company's buildings and facilities as well as growth of expenditures for protection and insurance of the Company's property (payments to Svyaz-Bezopasnost), personnel training. Specific weight was up 0.7 percentage points over 2003.

Other costs were up 32.8% to RUR 1,245.9 mln due to several reasons: expenditures on the centralized programs of property and equipment insurance, growing medical insurance expenses, expenses on post-guarantee service of equipment, rental and advertising expenses.

Other kinds of costs did not change materially, but their share decreased.

6.6. Main business efficiency indicators

Table №13

Indicator	2003	2004	*Change rate,%*
Telecom revenues per one line, RUR	3869.1	4338.4	*112.1*
Operating profit per one line, RUR	893.5	903.1	*101.1*
Revenue per one employee*, RUR	329493	425873	*129.3*
Operating profit per one employee*, RUR	74493.6	86269.7	*115.8*
Number of lines per one employee*, lines	83.4	95.5	*114.5*

* *employees on payroll*

In general business efficiency indicators showed a positive trend. Number of lines per employee increased by 14.5 % to 95.5 lines; telecom revenue per one line reached RUR 4,338.4, a 12.1 % increase over 2003. Revenue per one employee increased 29.3 % over 2003, operating profit per one employee rose by 15.8 %.

6.7. Net assets

Table №14

Description	As at 01.01.2005
1. Net assets (RUR ths)	12 756 680
2. Authorized capital (RUR ths)	1 297 779
3. Reserve fund (RUR ths)	64 889
4. Net assets/authorized capital ratio (ROE) (line.1/line.2) (%)	983.0%
5. Net assets/sum of authorized capital and reserve fund ratio (line.1/(line.2+line.3)) (%)	936.2%

During the period under report net assets value decreased by RUR 9,758 ths or 0.1 percentage point.

SECTION VII. DISTRIBUTION OF RETAINED PROFIT

7.1. Main directions of retained earnings distribution in 2004

Table №15

№№	Description	Unit	2004	
			Approved by the General Shareholders' Meeting	Report
1	2	3	4	5
1.	Retained earnings of the reported year	RUR ths	1 080 437	1 080 437
	Main directions of distribution of retained earnings of the reported year:			
a)	For covering losses of the past years	RUR ths	-	-
b)	For creating reserves Percentage ratio to net profit	RUR ths %	-	-
c)	For creating a special fund of employees (if it is provided for by the Company's constituent documents) Percentage ratio to net profit	RUR ths %	-	-
d)	For dividend payment Percentage ratio to net profit	%	348 438.6 32.25	348 438.6 32.25
e)	For increase of share capital with regard to retained profit of the reporting year Percentage ratio to net profit	RUR ths %	731 998.4 67.75	731 998.4 67.75

7.2 Plan of retained earnings distribution in 2005

Table №16

№№	Description	Unit	**2005**
			Plan
1	2	3	4
1.	Retained earnings of the reported year	RUR ths	276 649
	Main directions of distribution of retained earnings of the reported year:		
a)	For covering losses of the past years	RUR ths	-
b)	For creating reserves Percentage ratio to net profit	RUR ths %	-
c)	For creating a special fund of employees (if it is provided for by the Company's constituent documents)	RUR ths	-

	Percentage ratio to net profit	%	
d)	For dividend payment Percentage ratio to net profit	%	55 328.4 20.00
e)	For increase of share capital with regard to retained profit of the reporting year Percentage ratio to net profit	RUR ths %	221 320.6 80.00

SECTION VIII. REPORT ON PAYMENT OF DECLARED (ACCRUED) DIVIDENDS UNDER THE COMPANY'S SHARES

- Date of adopting the resolution on dividend payment at the General Shareholders' Meeting, Minutes № 15 of 30 June 2004;
- Actual starting date of dividend payment – August 01, 2004;
- Dividend per 1 share:

Description	Ordinary shares	Preference shares
Amount of declared (accrued) dividends per one share	0.0812	0.11114

- form of payment - cash;
- amount of paid dividends at the moment of making up the annual report, its share of the total amount of dividends to be paid.

Description	Amount, RUR ths
Amount of declared (accrued) dividends under all shares	348 438.61
Total amount of paid dividend	332 542.86
Share of the total amount of dividend to be paid	*95.44 %*
Reasons for non-payment of declared dividend	Incorrect banking details, changes of the shareholders' addresses

Dynamics of declared (accrued) dividends on the Company's shares (per one share)

Table №17

Security	2002		2003		2004 *	
	Amount RUR	% of par value	Amount RUR	% of par value	Amount RUR	% of par value
Ordinary shares	0.0812	24.61	0.08120	24.61	0.00934	2.83
Preference shares	0.1607	48.7	0.11114	33.68	0.02847	8.63

Comments on the table: * The indicated size of dividend is recommended by the Company's Board of Directors for approval at the General Shareholders' Meeting

Section IX. MATERIAL TRANSACTIONS

9.1. See the attached file Section IX. (bargains).xls

9.2. Information about the transactions associated with any acquisitions, retirements or possibility of retirements directly of indirectly of any Company's property if the balance sheet value of such property constitutes from 0.5 to 25 percent of the balance sheet value of the Company's assets.

1) **Credit Agreement № 79257 of 08.06.2004 with OJSC «Alfa-bank» (Minutes of the Board of Directors №45 of 27.05.04)**

Subject of the transaction – OJSC "Alfa-bank" undertakes to open a credit line for the Company within the framework of the Credit Agreement.
Credit period- till 01.06.06
Credit interest rate: no more than 12% per annum
Amount- RUR 62, 857, 143.00.

2) **Agreement on pledge of 08.06.2004 with OJSC «Alfa-bank»**

Subject of the transaction – the Company leaves its property as a pledge for OJSC «Alfa-bank» as a credit security.
Subject of pledge—telecommunications equipment.
Balance sheet value of the subject of pledge – no more than RUR 573, 907, 867 (five hundred forty three million nine hundred seven thousand eight hundred and sixty-seven) rubles.
Interest rate -15%.
Term of pledge- till 01.06.06.

3) **Agreement on overdraft credit № 235/4 of 25.05.2004 between "UTK" PJSC and Savings Bank of the Russian Federation (Minutes of the Board of Directors №45 of 27.05.04)**

Amount of the over draft credit- RUR 200, 000, 000 (two hundred million).
Credit period- from 25.05.2004 to 23.06.2004
Interest rate -10% per annum.
Payment for opening the overdraft credit limit-1.5% per annum.

4) **Additional Agreement №3 of 21.06.2004 to the Contract of Guarantee № P-9145 of 14.10.2002 with the Savings Bank of the Russian Federation (Minutes of the Board of Directors №45 of 27.05.04)**

Subject of the transaction – changing the terms of Contract of guarantee № P-9145 of 14.10.02
Interest rate –11.0% per annum. (from 28.03.04 till 27.06.04)

5) **Additional Agreement №1 of 21.06.2004 to Contract of Guarantee № P- 9178 of 15.09.03 with AKB RF (Minutes of the Board of Directors №45 of 27.05.04)**

Interest rate –11.0% per annum.
Credit period - till 27.06.04

6) **Credit Agreement № krd|rk|013|04 of 16.03.04 with OJSC AKB «Rosbank» (Minutes of the Board of Directors №45 of 27.05.04)**

Amount of credit— RUR 1 billion
Credit period - 3 years (till 14.03.2007)
Date of credit repayment- May 25, 2007
Interest rate – 13.5 %.
Payment for loan account management- 1% of loan indebtedness for the contract period.

7) **Agreement on pledge of 16.03.2004 with OJSC AKB «Rosbank» (Minutes of the Board of Directors №45 of 27.05.04)**

Subject of the pledge - Telecommunication equipment.
Value – RUR 892, 093 ths
Market value – RUR 1, 680, 382, 709.00

8) **Contract of Guarantee № PR|283|04 of 13.10.2004 with OJSC AKB «Rosbank» (Minutes of the Board of Directors № 6 of 13.08.2004)**

Credit line – for RUR 170 mln
Subject of the transaction – financing the acquisition of telecommunication equipment with the purpose of its leasing.
Contract period- till execution of obligations by the parties

9) **Credit Agreement № 79705 of 27.12.2004 and Additional Agreements to it with OJSC "Alfa-bank" (Minutes of the Board of Directors of 22.12.2004).**

Subject of the transaction –terms of credit from OJSC "Alfa-bank".
Simultaneous debts under credits - no more than RUR 520,000,000.
Credit period - till December 01, 2007

10) **Additional Agreement №1 of 27.12.2004 to Credit Agreement № 79705 with OJSC "Alfa-bank" (Minutes of the Board of Directors of 22.12.04)**

Amount of credit – RUR 200, 000, 000
Interest rate -14% per annum.
Credit period - from 27.12.04 to 25.12.05

11) **Additional Agreement №2 of 12.01.2005 to Credit Agreement .**

Amount of credit – RUR 320, 000, 000
Interest rate -14%
Credit period - from 12.01.05 to 10.01.06

12) **Agreement on pledge № 79705-z of 27.12.2004 with OJSC "Alfa-bank"**

Subject of the transaction - the Company leaves its property as a pledge for OJSC «Alfa-bank» as a credit security.
Subject of the pledge - Telecommunication equipment.
Residual value of the pledged property – no more than RUR 625 mln.

13) **Contract of Guarantee № P-9236 of 05.10.2004 with AKB RF (Minutes of the Board of Directors № 10 of 23.09.04)**

Subject of the contract - granting the guarantee for execution of obligations by OJSC "RTC-Leasing" under Credit Agreement № 9236.
Credit period - 5 years from the date of signature of the Credit Agreement
Fee for usage of limit-0.1% per annum.
Fee for means reservation- 0.25%, 11% per annum
Interest rate -floating, depending on the monthly average turnovers reflecting transfer of money resources.

14) **Credit Agreement № 1943 of 23.04.2004 and Additional Agreement to it with OJSC "Alfa-bank" (Minutes of the Board of Directors №41 of 20.04.04)**

Subject of the transaction –granting a credit
Amount of credit – no more than RUR 400 mln
Interest rate - 12% per annum.
Credit period - (till 21.04.2006).

15) **Agreement on pledge with OJSC "Alfa-bank"**

Subject of the transaction –pledge of the property.
Subject of the pledge - Telecommunication equipment.
Value of the pledged property – RUR 587, 799.3

16) **Credit Agreement №57/04 of 29.04.2004 with OJSC "Promstroy bank" (Minutes of the Board of Directors №41 of 20.04.04)**

Subject of the transaction – granting a credit
Amount of credit – RUR 1 bln
Interest rate – no more than 13.1 % .
Credit period - till 26.04.2007

17) **Agreement on pledge № 57/04 of 29.04.2004 with OJSC "Promstroy bank"**

Subject of the transaction — pledge of the property as a credit security.
Obligation under security – Credit Agreement of RUR 1 bln

Value of the pledged property – RUR 1, 277, 327, 600
Residual value – RUR 1, 575, 216, 194

18) Credit Agreement № 235/4 of 25.05.2004 with the Savings Bank of the Russian Federation (Minutes of the Board of Directors №41 of 20.04.04)

Amount of overdraft credit – RUR 200 mln
Credit period - 23.06.04
Interest rate – no more than 10% per annum.
Payment for opening the overdraft credit limit –1.5% per annum.

19) Credit Agreement № 80/04 of 28.07.04 with Vneshtorgbank (Minutes of the Board of Directors № 4 of 22.07.04)

Amount of credit – RUR 280, 000, 000.00
Credit period - 3 years from the date of signature
Interest rate – 13.0% per annum.

20) Agreement on pledge № 80/04DZ of 28.07.2004 between "UTK" PJSC and Vneshtorgbank

Subject of the pledge - Telecommunication equipment.
Value of the pledged property – RUR 316, 400, 000

21) Credit Agreement № 93/04 of 31.08.2004 with Vneshtorgbank (Minutes of the Board of Directors № 4 of 22.07.04)

Amount of credit – RUR 260, 000, 000.00
Credit period - 3 years from the date of signature (from 31.08.04 to 30.08.07.
Interest rate – 13.0% per annum.
Commission fee – 2.5% of the credit amount

22) Agreement on pledge №93/04-DZ of 31.08.04 between "UTK" PJSC and Vneshtorgbank as a security under Agreement № 93/04 of 31.08.04

Subject of the pledge - Telecommunication equipment.
Value of the pledged property – RUR 293, 800, 000

23) Credit Agreement № 104/04 of 30.09.04 with Vneshtorgbank (Minutes of the Board of Directors № 4 of 22.07.04)

Amount of credit –RUR 280, 000, 000.00
Credit period - 3 years from the date of signature (till 29.09.07).
Interest rate – 13.0% per annum.
Commission fee – 2.5% of the credit amount.

24) Agreement on pledge № 104/04-DZ of 30.09.04 between "UTK" PJSC and Vneshtorgbank

Subject of the pledge - Telecommunication equipment
Value of the pledged property – RUR 316, 400, 000
Period - till 29.09.2007

25) Credit Agreement № 78/04 of 22.07.04 with Vneshtorgbank (Minutes of the Board of Directors № 4 of 22.07.04)

Amount of credit –RUR 280, 000, 000.00
Credit period - 3 years from the date of signature (till 21.07.2007)
Interest rate – 13.0% per annum.
Commission fee- 2.5% of the credit amount

26) Agreement on pledge № 78/04 DZ of 22.07.2004 between "UTK" PJSC and Vneshtorgbank

Subject of the pledge – Telecommunication equipment.
Value of the pledged property- RUR 316, 400, 000

27) Supply Agreement with «IBM Eastern Europe/Asia» Ltd.
(Minutes of the Board of Directors №16 of 22 November 2004)

- subject of the Agreement – « IBM Eastern Europe/Asia » Ltd. undertakes to transfer to the Company's ownership material objects containing one copy of the software, and technical documentation, specified in Appendix № 1 to the Agreement, as well as to assign to the Company the corresponding licenses of the end user of the specified software in accordance with Appendix № 2 to the Agreement;

- price of the transaction – 23, 048, 640 US dollars;
- The Company undertakes to issue promissory notes for «IBM Eastern Europe/Asia» Ltd. as a cross provision for software products, technical documentation and assigned licenses;
- the promissory notes are to be paid by the Payment Agent – OJSC AKB «Svyaz-Bank» located at the address: 7, Tverskaya Str., Moscow, 125375;
- time of delivery of the material objects and the technical documentation is *60 (sixty)* days from the moment of fulfillment of the preliminary conditions specified in Appendix № 4 to the Agreement;
- the licenses of the software shall be assigned to the Company during 60 (*sixty days*) from the moment of receiving the copies of license agreements signed by the Company which should be submitted to the Company for signature within *30 (thirty)* days from the moment of fulfillment of the preliminary conditions specified in Appendix № 4 to the Agreement.

28) Technical Support Services Agreement with «IBM Eastern Europe/Asia» Ltd. (Minutes of the Board of Directors №16 of 22 November 2004)

- subject of the Agreement – « IBM Eastern Europe/Asia » Ltd. undertakes to provide technical support services to the Company concerning the software, structure of which is specified in Appendix № 1 to the Agreement, in volume specified in the abovementioned Appendix to the Agreement;
- price of the transaction – 7, 691, 757 USD;
- time of services provision – during *3 (three)* years after the expiration of a one-year warranty period.

SECTION X. MAIN RISK FACTORS

10.1. Information about the state and prospects of competitive environment according to regional market researches carried out during development of the Company's Marketing Strategy.

Telecommunications market of the Southern federal district was characterized by highly competitive environment in 2004.

As of January 01, 2005 247 alternative operators provided local telecommunications services in the territory of the Southern federal district, their market share in terms of basic telephone sets (lines in use) was 10.6%. UTK's share of the SFD market of local communication services constituted 89.4% in 2004. Market share of local telephony of the alternative operators was the largest in the Rostov region constituting 22.2 %, up 0.9 % over 2003. At the same time there were no alternative operators in the local telephony markets of the Kabardino-Balkarian Republic and Kalmykia Republic. Their presence in the local telephony markets of the Severnaya Osetia - Alania Republic, Karachaevo-Circassian Republic and Adygeia Republic was insignificant (market shares of alternative operators were 0.1 %, 0.8 % and 1.5 %, accordingly).

It should be noted that the Company expects most active development of alternative operators providing local services in the Astrakhan region, Volgograd region, Krasnodar kray, Rostov region and Stavropol kray. Presence of alternative operators in the local telephony markets of the Severnaya Osetia - Alania Republic, Karachaevo-Circassian Republic and Adygeia Republic is expected to remain at the existing level.

Cellular services in the territory of the Southern federal district are provided by 24 operators representing 15 cellular trading marks. The process of their moving into the Southern federal district is accompanied by a considerable growth in the subscriber base. Number of cellular subscribers throughout the territory of the Southern federal district increased by 116 % to 9,300,862 registered users. In 2004 number of cellular operators playing in the market changed in some regions of the District.

Cellular communication developed most actively in the Adygeia Republic where the subscriber base was tripled. In the Rostov region number of cellular subscribers increased by more than 2.5 times. The minimal gain in the subscriber base (10%) was in the Kabardino-Balkarian Republic.

Slow development of cellular communication in the Kabardino-Balkarian, Severnaya Osetia - Alania and Karachaevo – Circassian republics was due to their hard geographic conditions making difficulties for covering their territories with radio signal. Major part of cellular users of these republics was concentrated in large cities and settlements. Small increase in number of cellular subscribers in the Krasnodar kray was due to the fact that in previous years the subscriber base had already grown considerably.

Cellular subscribers of the Krasnodar kray and the Rostov region accounted for more than 60% of the SFD cellular market, 37% and 23 % respectively.

Level of cellular communications penetration to SFD telecom market approximated 50%. In 2005 growth rates of cellular subscriber base are expected to slow down.

In 2004 demand for Internet access services continued to grow in the Southern federal district. According to analytical agencies the SFD Internet market was one of the most dynamic giving way only to Moscow and Saint-Petersburg.

Total number of Internet users in SFD reached 408,299 subscribers, a 45.8% gain over 2003. The Krasnodar kray, the Rostov region and the Volgograd region had the largest Internet markets in terms of subscribers number.

At the end of 2004 there were 111 Internet providers in the Southern federal district besides UTK. SFD Internet market shares of alternative providers and "Southern Telecommunications Company" PJSC in terms of subscribers' number were 49.3 % and 50.7 % accordingly.

It is necessary to note that number of users having access to Internet via dedicated communication lines increased considerably gaining 275% over 2003. Residential sector showed the highest growth rate. Number of individual users of Internet dedicated channels increased by more than 11 times (1022 %). In 2004 number of Internet subscribers using switched lines was up 43 % throughout the Southern federal district.

In 2005 the Company expects further development of Internet services in the Southern federal district, number of Internet subscribers is expected to increase by more than 40 %.

According to monitoring results, at the end of 2004 there were 62 IP telephony providers besides "UTK" PJSC in the Southern federal district. The competitors occupied leading positions in the IP telephony markets of the major part of SFD regions. Their SFD market share in terms of IP-telephony traffic was 68 %, market share of "Southern Telecommunications Company" PJSC was 32 %. IP telephony alternative operators were far behind "UTK" PJSC only in the markets of Adygeia and Karachaevo – Circassian Republics, their market shares were 0.2 % and 8.1 % accordingly.

SECTION XI. INFORMATION ON THE COMPANY'S PARTICIPATION IN CAPITAL OF OTHER COMPANIES PROVIDING TELECOM SERVICES (SHARE IN WHICH AUTHORIZED CAPITAL IS NOT LESS THAN 10 PERCENT)

Table №18

№	Name of the company	Key activity	Share of participation according to nominal value, RUR ths	Share of participation according to balance sheet value, RUR ths	Share of participation the authorized capital %	Key financial highlights		
						2004 revenue, RUR ths.	2004 net profit, RUR ths	Number of services' consumers (subscriber/customer/ coverage area)
1	OJSC "Kuzminov Stavtelecom"	Local (urban and rural) telephony	4 050.0	29 665.0	81.0%	81 918	20 258	19 639
2	CJSC TRK "Foton"	TV broadcasting	53.0	9 395.4	50.5%	10 571	1 602	980 000
3	TO"Acsent" Ltd	TV broadcasting	1.025	19 673.0	51.0%	2 254	1 277	-
4	CJSC "Stavropol sotovaya svyaz"	Cellular communication of AMPS - 800 MHz standard	27 106.0	27 106.0	50.0%	10 916	-2 599	4 637
5	CJSC "Volgograd-GSM"	Cellular communication of GSM-900MHz standard	50.0	50.0	50.0%	1 140 341	263 126	535 009
6	CJSC "TeleRoss-Volgograd"	Telecommunications services	965.2	965.2	50.0%	13 034	1 088	-
7	CJSC "TeleRoss-Kubanelectrosvyaz"	Local and DLD telephone services	331.7	331.7	50.0%	34 454	10 025	1 866
8	CJSC "ZanElCom"	Development, installation and maintenance of the equipment of the regional system of network information technologies.	24.8	24.8	45.0%	4 443	14	62
9	OJSC "SKET"	Creation and development of commercial TV broadcasting	192.3	192.3	26.8%	2 041	-270	450 000
10	CJSC "Telekompania IR"	Commercial TV and radio broadcasting	4.7	4.7	23.5%	3 406	-827	550 000
11	CJSC "Kabardino-Balkarski GSM"	Cellular communication of AMPS - 900 MHz standard	40.0	40.0	20.0%	4 329	-4 615	2534 (including 165 active)
12	CJSC "Karachaevo-CherkesskTeleSot"	Cellular communication of GSM-900MHz standard	90.0	90.0	20.0%	119 369	22 308	2535 (including 2000 active)
13	CJSC "Rostelegraph"	Document communication	64.0	64.0	15.7%	15 167	1 175	-
14	CJSC "TRANK"	Cable TV services	516.0	516.0	10.0%	43 054	11 779	48 573
15	"Astrakhan-Page" Ltd	Paging services	0.6	0.6	10.0%	8 606	-275	1 770

aggregate revenue – RUR **1, 493, 902** ths
aggregate profit – RUR **332, 651** ths
aggregate loss – RUR **8, 586** ths

BRIEF REVIEWS OF THE COMPANIES

Open Joint –Stock Company «Kuzminov Stavtelecom»

Fixed line telecom company OJSC «Kuzminov Stavtelecom» operating in the Stavropol Kray was formed in 1995. According to Agency contract № 29/198 of 30.09.2003 and additional agreement of 30.12.2003 to the Agency contract № 29/198 OJSC «Kuzminov Stavtelecom» returned the switching equipment to "Electrosvyaz" of the Stavropol Territory" branch of "UTK" PJSC which resulted in parameters' change. At present they look as follows:

- Amount of subscribers of STAVTELECOM network – about 20 thousand;
- It operates one basic digital telephone exchange in Stavropol - ATE - 94;
- number of the equipped remote concentrators in cities and areas of the Stavropol kray approximates 30 concentrators;
- the company owns one sixth part of fiber-optic ring 3000 km long in the Stavropol kray;
- it has an opportunity to create six-digit numbering throughout the kray, and allows to form unified corporate networks for the removed branches;
- it has the fixed number capacity of 50 ths lines 9XXXX of local (zonal) networks throughout the Stavropol kray;
- it has three telecom licenses: for providing local, inter-zonal and long-distance communication services, for providing telematic services, for lease of channels;
- the company actively cooperates with local Internet - providers giving them serial numbers for creation of modem pools;
- it provides Internet access to the subscribers with speed up to 128 Kbit/sec;
- the key direction of the company's activity is all-round expansion of the existing network, including by creation of unified corporate network clients, development of ISDN services;
- Integration in the national network is carried out through "UTK" PJSC branch "Electrosvyaz" of the Stavropol Territory" and OJSC "Rostelecom".

CJSC «Stavropolskaya Sotovaya Svyaz» was registered on 20.03.1997 by the Department of foreign economic relations of the Government of the Stavropol kray, the registration certificate № C-01/124.

As at 01.01.2003 the authorized capital of Joint-Stock Company "Stavropolskaya Sotovaya Svyaz" made 54, 212, 000 rubles. Ordinary registered non-documentary shares with par value of 100 rubles were issued for the said amount. The company has two shareholders, namely: "Southern Telecommunications Company" PJSC and Acoustical Enterprises Limited. Each of them owns a 50%- share in the authorized capital of the company.

Being a regional company, CJSC "Stavropolskaya Sotovaya Svyaz" renders cellular services in the Stavropol kray. Its operating area covers a 40 km-zone around the cities of Stavropol, Nevinnomyssk, a 50 km-zone around the cities of Pyatigorsk, Mineralnie Vody, Kislovodsk, Budyonnovsk, Izobilny, Georgievsk. Local city numbering is used in all cities except Georgievsk. The coverage area can be extended by 20 km when using additional amplifier.

CJSC "Stavropolskaya Sotovaya Svyaz" cooperates with 48 regional cellular operators of AMPS standard on providing roaming with more than 500 cities of Russia. A subscriber of CJSC "Stavropolskaya Sotovaya Svyaz" can operate in the territory of Ukraine and Uzbekistan. The company provides automatic roaming in the Stavropol kray.

In 2004 the company's revenue decreased by RUR 4, 603 ths. According to 2004 performance results the company's losses amounted to RUR 2,599 ths.

CJSC "ZanElCom "

Essential elements of the taxation certificate of the legal person in the tax authority: series 77 № 0216593 issued by IMNS of the Russian Federation № 7 in Moscow on 26.11.1999.

Data on registration: the registration certificate №634805 of 10.08.1995 by Tver branch of MRP TS8.

Legal address: building 2, 7a, Novolesnaya Str., Moscow, 103055

Kind of activity: rendering telecommunications services.

Number of subscribers as of 31.12.2004 – 62

CJSC "Volgograd - GSM" rendering services of digital cellular radio telephone communication of GSM 900/1800 standard in Volgograd and the Volgograd region is an associate participant of group of companies "SMARTS".

CJSC "Volgograd - GSM" was registered on July 30, 1997.

On September 2, 1997 CJSC "Volgograd - GSM" was granted the license for rendering services of digital cellular radio telephone communication of GSM-900 standard. Act on putting of GSM-900 network into operation was signed by the State Commission in April of 1999.

On April 21, 1999 CJSC "Volgograd - GSM" received a permit on commercial operation of digital cellular radio telephone communication network of GSM-900 standard.

History of the company's subscriber base:

The 1st subscriber was connected in November of 1998,
1000th – in October of 1999,
5000th – on July 19, 2000,
10 000th – on November 27, 2000,
20 000th – on June 13, 2001,
30 000th – on October 29, 2001,
40 000th – on January 31, 2002,
50 000th – on April 23, 2002,
80 000th – on August 27, 2002,
100 000th – on October 19, 2002,
150 000th – on February 19 2003

CJSC "Volgograd - GSM" provides the following services: local, domestic and international long-distance communication, guest roaming, intra-network roaming, not intra-network roaming, SMS, paging, identification of number, anti- identification of number, call waiting, call holding, call transfer, voice fax - mail, transfer of short text messages from mobile to mobile phones, call barring, conference call, ASSA, ISSA, WAP, paging - number, fax messages, data transmission.

CJSC "Volgograd - GSM" renders roaming service in more than 500 cities of Russia and 66 foreign countries including the United States of America. It also provides service of intra-network roaming at uniform reduced rates with Astrakhan region, Republic of Bashkortostan, Volgograd region, Ivanovo region, Kalmykia Republic, Mary El Republic, Mordovia Republic, Orenburg region, Penza region, Samara region, Saratov region, Tatarstan Republic, Ulyanovsk region, Chuvashia Republic, Yaroslavl region as well as with "Kuban - GSM" and «Nizhniy Novgorod cellular communication». The company provides wide range of tariff plans.

2004 key financial highlights

Description	**Line code**	**For the reporting period (RUR ths)**
Revenue (net) (excl. Income tax and similar obligatory payments)	010	1140341
Cost of services provided	020	677073
Selling expenses	030	39063
Administrative expenses	040	43493
Operating profit (loss)	050	380712
Interest income	060	51
Interest expense	070	18583
Income from participation in other companies	080	-
Other operating profit	090	3331
Other operating expenses	100	19313
Other non-operating profit	120	4996
Other non-operating expenses	130	5385
Profit before tax	140	345809
Income tax	150	81719
Net profit (loss)		263126

CJSC «Kabardino-Balkarskiy GSM».

Full registered name: Closed Joint-Stock Company «Kabardino-Balkarskiy GSM».

Legal address: 14, Shogentsukova pr., Nalchik 360051, Kabardino-Balkarian Republic

Creation and commercial operation of the network of mobile radio telephone cellular communication of GSM-900 standard in the territory of Kabardino-Balkarian Republic. Providing all kinds of telecom services including international to legal and natural persons, rendering national and international cellular services for residential and business sectors.

Authorized capital is RUR 200,000 (Two hundred thousand).

Face-value of 1 share is RUR 1000 (one thousand);

Total number of shares is 200 (two hundred) units;

Closed Joint –Stock Company " Karachaevo - CherkesskTeleSot " was registered on 21.04.1998 .

The company renders services of cellular communication in the territory of Karachaevo-Circassian Republic. The preparation works have been conducted till 25.12.2001, expenditures have been charged to account 97 «Deferred charges ». In 2002 those expenditures were charged to cost price causing losses in the sum of 261, 615 rubles. 2004 revenue amounted to RUR 119,369 thousand.

"Astrakhan - Page" Ltd. was registered on September 29, 1995. Key activity of the Company is rendering telecommunications services. Shareholders of "Astrakhan - Page" Ltd. are Russian legal persons and individuals including "Southern Telecommunications Company" PJSC – 10%, individuals – 90 %.

Key activities are the following:

- rendering paging services;
- rendering local telephone services;
- rendering services of mobile radio telephone communication;
- lease of channels;
- rendering data transmission services;

♦ construction of buildings and facilities.

Main operation trends:

✓ Paging services
✓ Sale, installation and maintenance of the systems of satellite and cable television
✓ Services of radio telephone communication "Altai"
✓ Services of local telephony

"Astrakhan - Page" Ltd is the first operator providing paging services in the Astrakhan Region (license of the Ministry of Communications of the Russian Federation N 4196 of 17.05.96, Permit Central administrative board of Gossvyaznadzor of the Russian Federation N 5-14-1/03150 to use radio frequency of 159,500 MHz.).

One of the operation trends of "Astrakhan - Page" Ltd. is delivery, installation and maintenance of the equipment for individual and collective viewing of programs of satellite and on-air TV.

In addition, at installation of base station for several subscribers, there arises a possibility to install telephones for inhabitants of distant areas of the city, where it is expensive and unprofitable to lay a telephone cable.

In 2000 the company obtained the license for providing local telephone services. At the beginning of 2002 the new modern digital exchange was installed and put into service. At present additional services are being introduced. The company operates an automatic telephone exchange (ATE) with capacity of 2000 lines.

In 2002 the company built and put into operation its own transportation network based on fiber-optic equipment used for transfer of information flows (cellular communication, cable TV and many others).

Being a telecom operator, "Astrakhan - Page" Ltd. provides subscribers of ATE- 63 with access to public telephone network including to long-distance network on the basis of the Interconnection Agreement PFK "Astrakhan-Telecom" Ltd.

CJSC "TeleRoss-Kubanelectrosvyaz" (the former name - CJSC "SFMT-Krasnodar") was established by the meeting of founders held on 25.12.94 and registered by Registration Chamber at the Ministry of Economics on 25.01.95.

The company's authorized capital is RUR 663.46 ths, 45% of which belong to foreign partner "SFMT-Rusnet Inc.", 50% to "Southern Telecommunications Company" PJSC and 5% to "TeleRoss" Ltd.

According to Constituent Agreement the founders have brought their shares in the company's authorized capital and on December 20, 1996 its formation was completed.

During the reporting period CJSC "TeleRoss-Kubanelectrosvyaz" was actively developing investing the gained profit in further development.

CJSC "TeleRoss-Kubanelectrosvyaz" generates its revenues from organization, construction and operation of public telephone network with provision of services of local urban, domestic and international long-distance telephony, organization of corporate networks, organization and operation of data links in Krasnodar and Krasnodar kray on behalf of and under the licenses of « SCS Sovintel» Ltd.

In spite of the fierce competition in the Kuban telecom market the company managed to keep rates of technical and economic growth in the accounting period.

OJSC « Stavropol Commercial Air TV » (SKET) renders services on air broadcasting of TV programs in the city of Stavropol and nearby areas.

The coverage area depends on the transmitting station having the following characteristics:

Location – the city of Stavropol

The frequency channel – 51 TVK, carrying frequency bias 10.4 kHz

Capacity of the transmitter – 1kW

Radius of the coverage area – 70 km.

Population living within the coverage area – 450 thousand people.

Services of air TV broadcasting are provided under the license A 019338 № 19982 of 08.11.2001 issued by the RF Ministry on communication and computer technologies for the period of five years.

TV program "SKET" is registered as mass media by North Caucasian regional administration on registration and control over observance of the legislation on mass media and press, № RO 190 of 12.09.1995.

From 10.12.2001 SKET started to broadcast TV programs of "TVCenter".

CJSC "TRUNK" - Closed joint-stock company « Astrakhan Independent TV Broadcasting Company » - "TRUNK" was formed in March, 1994.

Key activities are transmitting TV programs received from satellites and local TV broadcasting companies via cable networks, TV advertising, under the license № 17724 (the registration number: A 016980) valid till 22.03.2006 issued by the RF Ministry of Communications and Computer Technologies.

The trading mark of the company is well-known, respected and being in demand in the TV market.

Closed Joint –Stock Company «Telekinokompaniya IR».

Legal address – 2a, Osetinskaya gorka Str., Vladikavkaz, 362007, Severnaya Osetia - Alania Republic

Date of the registration - August, 6 1991.

Broadcasting - 27 dvM Vladikavkaz.

The operation zone covers the territory of Ingushetia, Northern Ossetia, Western part of Chechen republic, Eastern part of Kabardino-Balkarian Republic.

Languages of broadcasting - Russian, Ossetian.

Numbers of licenses and three transmitters QR-310 – the RF Ministry on communication and computer technologies.

The license A 015109 № 15972 of 08.09.2000 was issued by the RF ministry on Press, TV and radio broadcasting and mass media. The license for TV broadcasting series TV №5648 was granted on 08.11.2001. Potential audience is 1,250,000 people.

Closed joint-stock company of the Russian document communication having abbreviated name of CJSC "Rostelegraph " was established and registered by the Moscow registration Chamber in 1995.

The license of the State Committee of the Russian Federation on communication and computer technologies N 10655 for rendering telematic services was granted on 28.08.98.

The main goal of the company is development of document telecommunications in Russia including upgrading of public telegraph network, AT Telex network in view of ensuring of high quality of the services provided, as well as coordination of works on creation of new public networks and services of document telecommunication (DES).

The company operates in compliance with its Charter and effective legislation of the Russian Federation.

Key activities of Rostelegraph:

- carrying out uniform technical and operation policy on public telegraph networks;
- operation and technical control of telegraph networks;
- settlement of accounts on telegraph services among telecoms;
- market analysis and planning of demand for services;
- rendering marketing and intermediary services;
- providing information services, databases;
- coordination of development of document services in the regions;
- training of specialists, carrying out meetings and seminars;

- centralized purchase of equipment, software, specifications and technical documentation, etc. due to accumulation of means of shareholders on the company's accounts;

The company acts as intermediary for legal and natural persons in the internal and foreign market according to the applicable legislation.

The company is entitled to exercise other kinds of activity according to the tasks of the company's operation in the order established by the current legislation of the Russian Federation.

The company independently plans its operation and determines development prospects on the basis of demand for offered products and services.

Main directions of the company's activity are the following:

1. Coordination of general works on construction of public service of processing of messages of the Russian System of Processing of Messages (RSOSO).
2. Control of RSOS "Rostelemail".
3. Settlement of accounts for telegraph services.
4. Development of projects and normative documents.
5. Making analysis of the state of the existing telegraph.
6. Integration of the existing and advance technologies and technical equipment being introduced in the telegraph networks.
7. Construction of Uniform Inquiry (Help) Service (ESS) X.500.
8. Creation of the international facsimile public service - Byurofax.
9. Control over tests carried out in the testing zones for document communication by the Ministry of Communications of the Russian Federation.

Closed joint-stock company "TeleRoss-Volgograd "

"TeleRoss-Volgograd " was registered and entered in the state register by the State registration chamber at the Ministry of Economics of the Russian Federation on 07.05.1997, registration №528.16

Key activities of the company are the following:

- provision and distribution of local, long-distance and international telecom services of all kinds throughout the territory of the Russian Federation using ground-based, radio and satellite communication channels and other communication facilities;

- provision of information services of various kinds, including providing access to databases;

- Designing, construction and operation of communication channels and networks in the territory of Russia both for the company and for customers;

- Investment of own funds in creation of communication networks and distribution of telecommunications services;

- Purchase of telecommunications and other equipment, technologies, services, etc., necessary for the company's operation by means of contracts of sale and purchase, rent and others;

- Lease of channels and telecom services from Russian and foreign telecom administrations and companies;

- Sale and distribution in other forms of special telephone service cards

etc.

The company's authorized capital is RUR 1,930,413.6 consisting of 19,304,136 ordinary registered shares with par value of 10 kopecks each.

CJSC TV and radio company «FOTON»

CJSC TRC «Foton» was registered on 25 August 1997 by the Krasnodar City Registration Chamber. It was created to organize professional TV broadcasting. "UTK" PJSC acquired a shareholding in the company's authorized capital in 2004 (Minutes of UTK's Board of Directors № 42 of 22 April 2005).

According to the company's charter, key activities of CJSC TRC «Foton» are the following:
- air and cable TV;
-teletext;
-wired and wireless radio broadcasting;
- commerce, trading and technical service of electronic TV and radio equipment and send-receive devices, marketing, advertising, information, legal and representative services;
-brokerage business, trading and procurement activities.

In 2003 CJSC TRC «Foton» concluded a Contract on retransmission of the federal channel STS (CJSC «Network of TV broadcasting stations») that was the key activity of the company in 2003 and 1-3 quarters of 2004, alongside with advertising services.

From 10 March 2005 CJSC TRC «Foton» started to broadcast the TV channel "Domashniy" in order to attract more advertisers and continue its cooperation with the holding «STS - Media».

COMPANY WITH LIMITED LIABILITY CREATIVE ASSOCIATION "ACCENT"

TO "Accent" Ltd. was registered on 26 November 1993. The Company acquired a shareholding in its authorized capital in 2004 (Minutes of UTK's Board of Directors № 42 of 22 April 2005).

According to the company's charter, key activities of TO "Accent" Ltd. are the following: provision of services of air TV, wired and wireless radio broadcasting, commerce, trading and technical service of electronic TV and radio equipment and send-receive devices, marketing, advertising, information, legal and representative services.

Russian Business Channel (RBC) acts as the company's network partner.

SECTION XII. PERSONNEL POLICY

6.1. Remuneration of labour.

Remuneration of labour in "Southern Telecommunications Company" PJSC is organized on the basis tariff system and two forms of payments – "pay by the hour" and "payment by results". The system of payment under the fixed-term employment agreement can also be applied. Remuneration of labour of each worker depends on his duties, professional skill, conditions of work, importance of work, his labour activity and initiative, quality of work and is calculated in accordance with universal tariff scale of "UTK" PJSC ensuring both socially guaranteed level of wages and motivation of workers' labour behavior. People working in heavy and unhealthy conditions receive extra remuneration.

Minimal tariff rates in the branches differ depending on their revenue being in its turn a regional function of telecom services consumption. Such external factors as living and average wages in the regions of the branches' operation have an indirect impact on the size of the minimal tariff rates.

№	Branch	Minimal tariff rate
1	"Electrosvyaz of Adygeia Republic"	1 759.60
2	"Svyazinform" of the Astrakhan Region"	1 803.40
3	"Volgogradelectrosvyaz"	1 954.00
4	"KabBalktelecom"	1 500.36
5	"Electrosvyaz of Kalmykia Republic"	1 166.00
6	"Karachaevo-Cherkesskelectrosvyaz"	1 971.00
7	"Kubanelectrosvyaz"	3 571.00
8	"Rostovelectrosvyaz"	2 367.00
9	"Sevosetinelectrosvyaz"	2 308.00
10	"Electrosvyaz" of Stavropol Territory"	1 959.72
11	"Yugtaxofon"	3 277.00
12	«Center of New Technologies»	3 650.00
13	"Training and Production Center"	3 260.00

In 2004 "UTK" PJSC used incentive system based on evaluation of a worker's contribution to fulfillment of the basic economic and financial parameters by the Company. The incentive system included eight bonus payments:

- bonus for the current performance results;
- bonus for increase of efficiency of the Company's operations;
- bonus on performance results of "Southern Telecommunications Company" PJSC for a year;
- bonus for introduction of new technical equipment;
- bonus for fulfillment of important tasks;
- bonus at presentation of corporate, sectoral, regional and state awards
- bonus for a victory in production competition;
- quality bonus.

According to the Master - plan of corporate re-structuring and the project of new incentive system, in 4Q2004 "UTK" PJSC introduced pilot incentive system based on MVO methodology (awarding according to achieved goals) in some departments of its General Management.

In 2004 wages fund increased from RUR 3,481.3 mln to RUR 4,132.5 mln.

2004 average salary of an employee on payroll amounted to RUR 8,754 gaining 23.7% over 2003 (2003 average salary was RUR 7,077).


Analysis of the average salary in "UTK" PJSC
for the years 2003-2004
124,7
639
617
779
595
731
130,6
537
702
133,8
359
480
135,3
535
725
920
110
671
811
120
654
808
123,5
628
797
126,8
100
50
0
140,0
135,0
130,0
125,0
120,0
115,0
110,0
2003
2004
Growth

In 2004 social payments to personnel amounted to RUR 83,291 ths or RUR 2,117.37 per one employee on payroll, showing y-o-y increase of 16%.

Share of tariff component in wage's structure made 63% in 2004.


Structure of wages in 2004, "UTK" PJSC
62.82
16.09
2.93%
0.11%
0.01%
18.03
Tariff rates, salaries, piece-rates
Bonuses
Extra payments(long service bonus)
Regional extra payments
Moneyed assistance
Other payments

12.2. Improvement of management structure.

In 2004 the Company made calculations of the number of personnel of its structural divisions according to the "Standards of labour for calculation of the size of "UTK" PJSC staff', in connection with change of technologies (switching wired radio subscribers to wireless radio broadcasting in rural areas, reconstruction and expansion of telephone networks, shutdown of switchboards, etc.) and reduction of the volume of work.

During 2004 "Southern Telecommunications Company" PJSC carried out a number of actions aimed at optimization of its staff number. As a result the staff number reduced by 1,899 people to 40,432 employees including 39,337 employees on payroll, 143 outsider part-time workers and 952 workers under fixed-time employment agreements.


1000
800
600
400
200
0,
98,0
96,0
94,0
92,0
90,0
88,0
883 835
94,6
2423 2312
95,4
7407 7038
95,0
1771 1609
90,9
1231 1141
92,7
1060 966
91,1
10341 9936
96,1
8660 8196
94,6
1562 1482
94,9
6466 6226
96,3
2003 average staff number
2004 average staff number
Y-o-y change

Analysis of the average staff number in "UTK" PJSC, 2003 . 2004

During 2003 "UTK" PJSC had been actively working on improvement of its organizational structure. Special attention was paid to realization of the following tasks:

- Optimization of the number of the branches' structural subdivisions – consolidation of the Company's production divisions;
- Determination and practical realization of the main principles of the Company's organizational framework;
- Organization of efficient vertical relations between the Company's marketing divisions according to the marketing priorities;
- Determination of the optimal number of management personnel;
- Specification of existing provisions and duty regulations, ensuring their conformity with the tasks to be fulfilled during managerial process;

In order to fulfill the listed tasks, a number of decisions were adopted in 2004 which resulted in development and approval of the appropriate documents, namely:

1. Resolution of the Management Board № 9 of 26 February 2004 on optimization of the number of structural subdivisions in the branches "KabBalktelecom", "Sevosetinelectrosvyaz", "Electrosvyaz" of Stavropol Territory", "Electrosvyaz of Adygeia Republic".

2. Resolution of the Management Board № 8 of 30 April 2004 on formation of the structural subdivision – Unified Accounting and Service Center – in the branch "Sevosetinelectrosvyaz".

3. Resolution of the Board of Directors № 4 of 22 June 2004 on approval of the main principals of the formation of the Company's medium-term organizational structure;

4. Order of 14 July 2004 on introduction of new organizational structure of the General Management based on the main principals of its formation approved by the Resolution of the Company's Board of Directors of 22 June 2004;
5. On 30 September 2004 the Company's Management Board approved the following resolutions on development of UTK's organizational structure:
   - resolution №5 on changing the organizational structure of the branch «Center of New Technologies»;
   - resolution №6 on approval of standard organizational structures of UTK's communication centers and departments;
   - resolution №10 on approval of the draft changes in the organizational structure of the Company's General Management;
   - resolution №14 on changes of the organizational structures of the branches' General Managements (relating to re-subordination of specialists on price formation).
6. Resolution of the Management Board №8 of 05 November 2004 on approval of the Provisions on the organizational structure of "UTK" PJSC setting main principles, methods and procedures for formation and improvement of UTK's management structures.
7. Resolutions of the Management Board №3 of 05 November 2004 on re-subordination of Chaltirskiy communication department, structural division of Taganrog communication center of the branch "Rostovelectrosvyaz", and №4 on changes in the organizational structure of the branch "Rostovelectrosvyaz" relating to optimization of the organizational structure of the branch's General Management.
8. Resolutions of the Management Board №3 of 24 December 2004 on restoration of organizational independence of Kirov communication center, Digorskiy communication center, Irafskiy communication center, structural divisions of the branch "Sevosetinelectrosvyaz" and № 5 on changes in the organizational structure of the Company's General Management relating to creation of a corporate management section.

At the end of 2004 organizational structure of "UTK" PJSC was the following:

- organizational structure of the Company's General Management included 19 departments and 65 sections;
- Organizational structure of "UTK" PJSC incorporated 13 branches and one structural division, including:

Branches of major business

- "Electrosvyaz of Adygeia Republic"
- "Svyazinform" of the Astrakhan Region"
- "Volgogradelectrosvyaz"
- "KabBalktelecom"
- "Electrosvyaz of Kalmykia Republic"
- "Karachaevo-Cherkesskelectrosvyaz"
- "Kubanelectrosvyaz"
- "Rostovelectrosvyaz"
- "Sevosetinelectrosvyaz"

- “Electrosvyaz” of Stavropol Territory"
- “Yugtaxofon” (payphones)
- “Center of New Technologies” (maintenance and development of multi-service networks)

Branches and structural units of secondary business:

- Training and production center»
- «Krasnodar motor-transport depot» - structural unit

12.3. Work with personnel

The main intellectual potential of the Company is highly skilled personnel. 2004 personnel policy of "UTK" PJSC was aimed at further improvements in the staff quality, development of uniform personnel policy in all branches of the Company in the sphere of staff planning, recruitment, distribution and training, introduction of new forms of personnel development and rating.

The primary tasks of UTK’s personnel policy in 2004 were:

- Provision of the optimal staff number and labor efficiency;
- Introduction of the effective forms of personnel development and training in view of new technologies;
- Increase in the level of the Company’s provision with certificated specialists;
- Preparation of staff reserve for key posts of the General Management and UTK’s branches;
- Introduction of modern methods of personnel rating;
- Introduction of new motivation system aimed at the result achievement.
- Development and realization of the new incentive system based on awarding according to the achieved goals (MVO).

According to personnel strategy in 2004 the Company carried out the analysis of existing personnel management system in its branches. Operational experience of the Company’s personnel departments were studied and summarized, the system of personnel selection and recruitment was improved.

All designations to vacant seats were made on a competitive basis and in view of the Company’s personnel reserve.

Close study of candidates for vacant seats were made by top managers of the Company including testing their personal qualities and qualification, examining recommendations and letters of introduction from previous places of work, interviewing by the General Director .

Top managers of the Company were appointed mainly from the staff reserve of the General Management and branches on a competitive basis. In 2004 158 persons were appointed to the posts in "UTK" PJSC on a competitive basis including 113 persons under 40 years old.

Personnel audit performed in the Company’s branches allowed to form staff reserve for key posts of the General Management and the branches.

In 2004 the Company carried out Personnel rating thus forming «Gold reserve» of "UTK" PJSC including employees with the highest knowledge potential and best personal qualities.

The planned personnel attestations were performed in 7 branches of the Company by special examination commissions. 3,043 employees were examined including:

- 1,539 persons with a higher education,
- 1,415 persons having secondary professional education,
- 8 employees were considered inadequate for their work status.

One of the key directions of personnel development was personnel training at different levels:

- centralized corporate training according to uniform programs for all telecoms;

- - Internal training in Training and Production Center according to the programs meeting actual requirements of "UTK" PJSC;
- Participation in open training seminars (receiving strictly specialized knowledge);
- Study in institutes and colleges of higher and secondary education both internal and by correspondence;
- Distant education;
- Study in MVA courses;
- Training abroad.

In 2004 8,913 workers, or every 5th worker, raised the level of their professional skills including 3,314 persons – in "Training and Production Center" of "UTK" PJSC. 2,938 workers study in institutes and colleges of higher and secondary education работников including 2,320 persons – in institutes of higher education and 618 persons - in colleges of secondary professional education.

In 2004 29 employees studied abroad including their participation in international exhibitions, conferences and congresses on telecommunications development.

Due to introduction of STELLUS-based system of distant education by "Training and Production Center" the following training were organized:
- «xDSL technology»,
- «Business psychology» (for personnel of front offices),
- testing sales managers,
- testing technical personnel of ATSK-100/2000,

In 2004 1,405 students passed the courses.

Introduction of distant education is expected to reduce traveling expenses.

Kuban State University together with "UTK" PJSC prepares specialists for the Company on its faculty "Physics and optical communication", taking into consideration new technologies. The Company concluded agreements with Kuban State University and other institutes of higher education of the Southern federal district on target preparation of necessary specialists and practical work of students.

At present 472 persons study in Kuban State University and other institutes of higher education of the Southern federal district at the expense of the Company. In 2004 according to the Collective Agreement the Company's Management Board assigned 23 personal scholarships to 20 students of higher institutions and 3 students of secondary professional schools.

Within the framework of realization of the Program «Personnel Management in "UTK" PJSC" level of the Company's provision with specialists having higher education increased by 4 %.

As at 01.01.2005 the Company's provision with specialists having higher education constituted 85.1% and having secondary professional education – 91.9%. Average age of the Company's employees was 39.8 years, managers of the General Management – 36 years.

In 2004 RUR 37,888 ths or 0.94% of the wages fund were spent on personnel professional training and development. In 2005 the Company plans to spend RUR 45,056.3 ths or 1.13 % of its wages fund on these purposes.

Within the framework of the introduction of Block "Personnel" of Oracle EBS uniform management system specialists of the Company's personnel departments took part in development of Release 1.

In order to formalize rules and relations inside and outside the Company new «Rules of corporate ethics» were developed for personnel in 2004.

Other important matters in personnel management were social privileges and improvements in personnel material well-being which were under the constant control of the Company's Management Board.

The Company also worked hard on improvement of working conditions for its employees, decrease in level of industrial injuries and occupational diseases. 949 executives and 7,107 specialists were passed the exams on protection of labor.

The existing system of labour motivation provides both for material and moral rewards. Best workers of the Company are rewarded with corporate awards and titles such as “Telecommunications master of the Southern federal district”, Honorary Diploma of "UTK" PJSC and Gratifying Letter from UTK’s General Director.

XIII. THE COMPANY'S GOVERNING BODIES

General Shareholders' Meeting is the Company's supreme governing body.

Board of Directors is a collective governing body exercising general management of the Company's activity.

The Company's executive bodies are represented in the form of collective executive body - Management Board - which provides for realization of the resolutions adopted by a General Shareholders' Meeting and the Company Board of Directors, and personal executive power - General Director - who manages the Company's day-to-day activities.

The Company's Auditing Commission, Internal Audit Department and the independent auditing company (Auditor) exercise control over the financial and business operations of the Company.

Authorities of the Company's governing bodies are strictly distributed and regulated by the following internal documents of the Company:

- Charter;
- Regulations on the procedure for conducting a General Shareholders' Meeting;
- Provisions on the Board of Directors;
- Provisions on the Management Board;
- Provisions on the Auditing Commission.

13.1. General Shareholders' Meeting

General Shareholders' Meeting is the Company's supreme governing body.

Activity of the General Shareholders' Meeting is regulated by the Charter of "UTK" PJSC and Regulations on the procedure for conducting a General Shareholders' Meeting approved by the Extraordinary General Shareholders' Meeting held on 21 January 2003 (Minutes № 13 of 21.01.03).

13.2. Board of Directors

The Board of Directors exercises general management of the Company's operations and supervises the activity of the Company's top managers.

Activity of the Board of Directors is regulated by the Charter of "UTK" PJSC and the Provisions on the Board of Directors.

UTK's Annual General Shareholders' Meeting held on 25 June 2003 elected the following membership of the Board of Directors consisting of 11 directors, 2 of them being independent directors:

1. Avdiyants Stanislav Petrosovich – member of the Board of Directors
2. Belov Vadim Yevgenyevich – chairman of the Board of Directors
3. Vasilyev Mikhail Borisovich – independent member of the Board of Directors
4. Volkovyskiy Igor Vilgelmovich - member of the Board of Directors
5. Gorbachev Vladimir Lukich - member of the Board of Directors
6. Kulikov Denis Viktorovich – independent member of the Board of Directors
7. Merzlenko Alexander Leonidovich - member of the Board of Directors
8. Panchenko Stanislav Nikolaevich - member of the Board of Directors
9. Romsky Georgy Alekseevich - member of the Board of Directors
10. Ukhina Irina Petrovna - member of the Board of Directors
11. Tshepilov Andrei Anatolyevich - member of the Board of Directors

UTK Annual General Shareholders' Meeting held on 30 June 2004 elected the following membership of the Board of Directors consisting of 11 directors, 3 of them being independent directors.

Members of the Board of Directors

Vadim Yevgenyevich Belov

Date of birth: 22.05.1958
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Svyazinvest" OJSC	1999 - 2004	Deputy General Director
"Southern Telecommunications Company" PJSC	2001 - till present time	Chairman of the Board of Directors

Share in the Issuer's authorized capital (share fund): ***0.00004***
Share of the Issuer's common stock: ***0.0001***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Stanislav Petrosovich Avdiyants

Date of birth: 1946
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Svyazinvest" OJSC	1999 - 2000	Deputy Director of the Economic Forecasting and Consolidated Planning Department
"Svyazinvest" OJSC	2000 - 2001	Executive director - Director of the Economic Forecasting and Consolidated Planning Department
"Svyazinvest" OJSC	2001 - till present time	Executive director - Director of the Economic Planning and Tariff Policy Department
"Southern Telecommunications Company" PJSC	2003 - till present time	Member of the Board of Directors

Share in the Issuer's authorized capital (share fund): ***none***
Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Mikhail Borisovich Vasilyev
Date of birth: 1954
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
Representative office of the company "NCH Advisors, Inc" in Saint Petersburg	1999 - till present time	Director
"Southern Telecommunications Company" PJSC	2003 - till present time	Independent member of the Board of Directors

Share in the Issuer's authorized capital (share fund): ***none***
Share of the Issuer's common stock: ***none***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Ivan Fyodorovich Ignatenko
Date of birth: 1945
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 1999	City telephone exchange – branch of "Kubanelectrosvyaz" OJSC	Director
1999 – 2001	Krasnodar City Telecommunication Center , branch of "Kubanelectrosvyaz " PJSC	Deputy General Director – Director of Krasnodarskiy GUES
2001 – 2003	Krasnodar City Telecommunication Center , branch of "Southern Telecommunications Company" PJSC	Deputy General Director – Director of KGUES

Period	Company	Position held
2001-2003	"UTK" PJSC	Member of the Management Board, member of the Board of Directors
2003 - 2003	"Kubanelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	UTK's Deputy General Director – Director of the branch
2003 - 2004	"Southern Telecommunications Company" PJSC	Chairman of the Management Board , member of the Board of Directors , General Director

Share in the Issuer's authorized capital (share fund): ***0.0346%***
Share of the Issuer's common stock: ***0.0398%***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Vladimir Lukich Gorbachev
Date of birth: 1950
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Kubanelectrosvyaz" OJSC	1999 - 2001	General Director
"Southern Telecommunications Company" PJSC	2001 - 2003	General Director
RF State Duma Committee for Energy, Transport and Communications	2003 – till present time	1st Vice-chairman

Share in the Issuer's authorized capital (share fund): ***0.0891%***
Share of the Issuer's common stock: ***0.0986%***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Denis Viktorovich Kulikov
Date of birth: 1975
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
SPO "NAUFOR"	1999 - 2000	Specialist of the Department on Investor Protection
CJSC "IAUC "NAUFOR"	2000 - 2002	Expert of the Consulting Center
Investor Protection Association	2001 - till present time	expert
"Southern Telecommunications Company" PJSC	2003- till present time	Independent member of the Board of Directors

Share in the Issuer's authorized capital (share fund): ***none***
Share of the Issuer's common stock: ***none***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Vladimir Vladimirovich Dudchenko
Date of birth: 1973
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
Representative office of the company "NCH Advisors, Inc" in Moscow	2001 - till present time	Head of the Analytical Department
"Southern Telecommunications Company" PJSC	2004 - till present time	Independent member of the Board of Directors

Share in the Issuer's authorized capital (share fund): ***none***
Share of the Issuer's common stock: ***none***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Stanislav Nikolaevich Panchenko
Date of birth: 1945
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Svyazinvest" OJSC	1999 - till present time	Deputy Director General, Member of the Management Board
"UTK" PJSC	2003 - till present time	Member of the Board of Directors

Share in the Issuer's authorized capital (share fund): ***none***
Share of the Issuer's common stock: ***none***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Georgy Alexeevich Romski
Date of birth: 1956
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Saint-Petersburg Long-distance And International telephone" PJSC	1999 - 2000	Technical Director
"Svyazinvest" OJSC	2000 - 2004	Deputy General Director, member of the Management Board
"Southern Telecommunications Company" PJSC	2001- till now	Member of the Board of Directors

Share in the Issuer's authorized capital (share fund): ***none***
Share of the Issuer's common stock: ***none***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Irina Petrovna Ukhina
Date of birth: 1945
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Svyazinvest" OJSC	1999 - 1999	Deputy Chief of the Department of share portfolio management
"Svyazinvest" OJSC	1999 - till present time	Deputy Director of the Department of

Company	Period	Position held
		Corporate Governance
"UTK" PJSC	2001- till present time	Member of the Board of Directors

Share in the Issuer's authorized capital (share fund): ***none***
Share of the Issuer's common stock: ***none***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Andrei Anatolyevich Tshepilov
Date of birth: 1977
Education: higher education

Posts held during the last 5 years:

Company	Period	Position held
"Svyazinvest" OJSC	1999 – 1999	Specialist of the 1st category of the Section of Subsidiaries' Reorganization of the Securities' Department
"Svyazinvest" OJSC	1999 – 2001	Senior specialist of the Section of Subsidiaries' Reorganization of the Securities' Department
"Svyazinvest" OJSC	2001 – 2002	Chief Specialist of the Section of Subsidiaries' Reorganization of the Securities' Department
"Svyazinvest" OJSC	2002 – 2003	Chief Specialist of the Section of Equity markets and Reorganization of the Securities' Department
"Svyazinvest" OJSC	2003 – 2003	Chief Specialist of the Section of Transactions Structuring in equity markets and Privatization
"Svyazinvest" OJSC	2003 – till present time	Head of the section of the Equity Department
"Southern Telecommunications Company" PJSC	2003- till now	Member of the Board of Directors

Share in the Issuer's authorized capital (share fund): ***none***
Share of the Issuer's common stock: ***none***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Remuneration paid to the members of the Board of Directors for the reporting period amounted to 10,505,001.28 rubles. Procedure and date of remuneration payment are regulated by the Provisions on the Board of Directors approved by the Extraordinary General Shareholders' Meeting of "UTK" PJSC on 21 January 2003 (amended by UTK's AGM on 30 June 2004).

The Company created four standing Board Committees: Corporate Governance Committee, Audit Committee, Personnel and Rewards Committee, Strategic Development Committee. The Board Committees are subsidiary bodies of UTK's Board of directors. Their activities are regulated by the Provisions on the Company's Board Cmmittees.

Corporate Governance Committee

	Name	Position held
1.	Ukhina Irina Petrovna – Chairman	Deputy Director, Department of Corporate Management, "Svyazinvest" OJSC
2.	Kulikov Denis Viktorovich	Expert, Investor Protection Association (non-commercial organization) , Moscow
3.	Litvinov Andrey Aleksandrovich	Deputy General Director, "UTK" PJSC
4.	Punina Ekaterina Aleksandrovna	Chief specialist, Corporate Governance Department, "Svyazinvest" OJSC

The Committee's terms of reference cover:

- key matters relating to compliance of the Company's status with effective legislation, including regulations that may materially affect the Company's business;
- introduction of the Corporate Conduct Code's provisions in the Company's activities;
- matters relating to calling, preparing and conducting annual and extraordinary General Shareholders' Meetings with regard to the best practice of corporate governance;
- introduction of amendments and additions into the Charter and other internal documents of the Company to be approved by the General Shareholders' Meeting and the Board of Directors;
- corporate reorganizations of the Company;
- disclosure of information about the Company;
- determination of the main principles of the Company's organizational framework;
- appointment and dismissal of the Company's Corporate Secretary, terms of the Employment Agreement to be concluded with the Corporate Secretary;
- holding more than one appointment in the administration of other organizations by the Company's General Director and members of the Management Board, permitting the General Director to hold office of profit in other organizations.
- preview of materials prepared for meetings with shareholders, including the Company's reports for shareholders and investors.
- prevention of corporate conflicts, assistance and participation, if necessary, in their settlement.

The Committee can consider other matters at the suggestion of the Board of Directors.

Strategic Development Committee

	Name	Position held
1.	Romsky Georgy Alekseevich – Chairman	Deputy Director General, "Svyazinvest" OJSC
2.	Avdiyants Stanislav Petrosovich	Executive director - Director of the Economic Planning and Tariff Policy

		Department , “Svyazinvest” OJSC
3.	Ignatenko Ivan Fyodorovich	General Director, "UTK" PJSC
4.	Dudchenko Vladimir Vladimirovich	Head of the Analytical Department, NCH Advisors, Inc

The Committee’s terms of reference cover:

- Matters relating to the priority trends of the Company’s activity, including budgets of different levels, perspective plans, Company’s development strategies and programs;
- matters concerning perfection of budgeting system, processes of investment planning, monitoring and analysis in the Company;
- matters concerning basic indicators of the Company’s business efficiency and financial management system;
- matters concerning the Company’s investment policy aimed at development and upgrading of the regional telecom networks;
- matters on the strategy of work with share and borrowed capital;
- matters on the policy of assets and liquidity management;
- matters on the capitalization increase strategy;
- matters concerning the Company’s dividend policy;
- matters concerning the procedure of the Company’s interaction with organizations where the Company is a stockholder;
- matters concerning the policy in the sphere of M&A transactions and the sale of capital assets;
- matters on the capitalization increase strategy.

The Committee can consider other matters at the suggestion of the Board of Directors.

Personnel and Rewards Committee

	Name	Position held
1.	Kulikov Denis Viktorovich - Chairman	Expert, Investor Protection Association (non-commercial organization) , Moscow
2.	Panchenko Stanislav Nikolaevich	Deputy Director General, “Svyazinvest” OJSC
3.	Filippova Nadezhda Valentinovna	Executive Director - Director of Human Resources Department, “Svyazinvest” OJSC
4.	Vasilyev Mikhail Borisovich	Head of the representative office of the company “NCH Advisors, Inc” in Saint Petersburg

The Committee’s terms of reference cover:

- Defining the criteria of selection of candidates for the posts of the General Director, the Management board members;
- Defining the principles and criteria of determining the amounts of remunerations and compensations to be paid to the Company’s Board of Directors’ members, the General Director, the Management Board members, the Auditing Commission members;
- Preliminary approval of candidates for the posts of the directors of branches and representative offices and their dismissal;
- Consideration of the candidacy of the General Director, his/her term of office and early termination of the powers of the General Director;
- Making proposals concerning the Management board membership, determination of its term of office as well as termination of the powers of the Management Board members before the appointed time;

- Consideration of terms and conditions of employment contracts (additional agreements) to be concluded with the General Director, the Management Board members, directors of branches and representative offices;
- Estimation of the activity of the Company's General Director and members of the Management Board;
- Making proposals concerning the incentive system for the General Director and top management;

The Committee can consider other matters at the suggestion of the Board of Directors.

Audit Committee

	Name	Position held
1.	Vasilyev Mikhail Borisovich - Chairman	Head of the representative office of the company "NCH Advisors, Inc" in Saint Petersburg
2.	Dudchenko Vladimir Vladimirovich	Head of the Analytical Department, NCH Advisors, Inc
3.	Tshepilov Andrei Anatolyevich	Head of the section of the Equity Department, "Svyazinvest" OJSC

The Committee's terms of reference cover:

- management accounting reports;
- financial statements;
- external audit, internal audit;
- internal quality-control procedures;
- interaction with auditors;
- consideration of the Company's internal quality-control procedures and standards;
- consideration of the Company's financial statements.

13.3. Director General

General Director is the personal executive power exercising management of the Company's day-to-day operations. General Director is to be appointed by the Board of Directors of the Company.

The meeting of the Company's Board of Directors held on 22 December 2003 adopted the resolution on pre-term termination of powers of Gorbachev V.L., General Director of "Southern Telecommunications Company" PJSC, in connection with his election to the State Duma of the Russian Federation , and appointment of Ignatenko Ivan Fyodorovich to the post of the General Director of "UTK" PJSC.

Ivan Fyodorovich Ignatenko

Date of birth: 1945

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 1999	City telephone exchange – branch of "Kubanelectrosvyaz" OJSC	Director
1999 – 2001	Krasnodar City Telecommunication Center , branch of "Kubanelectrosvyaz " PJSC	Deputy General Director – Director of Krasnodarskiy GUES
2001 – 2003	Krasnodar City Telecommunication	Deputy General Director –

Period	Company	Position held
	Center , branch of "Southern Telecommunications Company" PJSC	Director of KGUES
2003 - 2003	"Kubanelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	"UTK" PJSC Deputy General Director – Director of the branch
2003 - till now	"Southern Telecommunications Company" PJSC	Chairman of the Management Board , General Director , member of the Board of Directors

Share in the Issuer's authorized capital (share fund): ***0.0346%***
Share of the Issuer's common stock: ***0.0398%***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Incentive payments in the reporting year were made according to the Employment Agreement of the General director of "UTK" PJSC (items 3.5 and 3.4.1). Bonus for 1Q2004 performance results and the premium for successful fulfillment of the important state task on providing uninterrupted operation of communication systems during preparation and elections of the President of the Russian Federation were paid to UTK's General Director.

13.4. Management Board

Management Board is the Company's collective executive body, which manages the Company's day-to-day activities.

Activity of the Management Board is aimed at ensuring effective operation of the Company.

Management Board consists of 18 members.

Work of the Management Board of "Southern Telecommunications Company" PJSC is regulated by the Charter and Provisions on the Management Board of "UTK" PJSC.

Members of the Management Board

Alexander Valentinovich Apalko

Date of birth: 1947
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2001	"Kubanelectrosvyaz" OJSC	Deputy General Director – Director of the branch "Sochielectrosvyaz"
2001 - 2002	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2001 - 2002	"Southern Telecommunications	"UTK" PJSC Deputy General

Period	Company	Position held
	Company" PJSC	Director – Director of the branch "Sochielectrosvyaz"
2002 - till now	"Kubanelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	"UTK" PJSC Deputy General Director – Head of "Sochielectrosvyaz"
2002 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital (share fund): ***0.0195%***
Share of the Issuer's common stock: ***0.0225%***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Lyudmila Ivanovna Devyatkina

Date of birth: 1955
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 1999	"Svyazinvest" OJSC	Deputy Chief of Investment Management
1999 - till now	"Svyazinvest" OJSC	Deputy Director-Head of the Logistics Section of the Capital investments Department
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital (share fund): ***none***
Share of the Issuer's common stock: ***none***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Ivan Fyodorovich Ignatenko
Date of birth: 1945
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 1999	City telephone exchange – branch of "Kubanelectrosvyaz" OJSC	Director
1999 – 2001	Krasnodar City Telecommunication Center , branch of "Kubanelectrosvyaz " PJSC	Deputy General Director – Director of Krasnodarskiy GUES
2001 – 2003	Krasnodar City Telecommunication Center , branch of "Southern Telecommunications Company" PJSC	Deputy General Director – Director of KGUES
2003 - 2003	"Kubanelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	"UTK" PJSC Deputy General Director – Director of the branch
2003 - 2005	"Southern Telecommunications Company" PJSC	Chairman of the Management Board , General Director , member of the Board of Directors
2005- till now	"Southern Telecommunications Company" PJSC	Deputy Director General

Share in the Issuer's authorized capital (share fund): ***0.0346%***
Share of the Issuer's common stock: ***0.0398%***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Beshtau Kanamatovich Kozhiev
Date of birth: 1937
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	"Sevosetinelectrosvyaz" OJSC	General Director
2002 - till now	"Sevosetinelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	"UTK" PJSC Deputy General Director – Director of the branch
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital (share fund): ***0.2212%***
Share of the Issuer's common stock: ***0.2731%***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***2% (Telesot)***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***2% (Telesot)***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Svetlana Vasilyevna Korotenko
Date of birth: 1962.
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	Vyselki regional communications center – branch of "Kubanelectrosvyaz" OJSC	Director
2000 - 2001	Tikhoretsk joint communications center – branch of "Kubanelectrosvyaz" OJSC	Director
2001 - 2002	Tikhoretsk joint communications center – branch of "UTK" PJSC	Director
2002 - 2004	"Southern Telecommunications Company" PJSC	Deputy General Director
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2004 – till now	"Kubanelectrosvyaz" – branch of "UTK" PJSC	Deputy General Director of "UTK" PJSC – Director of the branch

Share in the Issuer's authorized capital (share fund): ***0.0159%***
Share of the Issuer's common stock: ***0.0189%***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: *none*
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Victor Alexandrovich Kruzhkov
Date of birth: 1952
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2001	"Kubanelectrosvyaz" OJSC	Deputy General Director for Construction and Investment Policy
2001 - 2004	"Southern Telecommunications Company" PJSC	Deputy General Director
2001 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital (share fund): ***0.0844%***
Share of the Issuer's common stock: ***0.1%***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***

Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Andrey Alexandrovich Litvinov
Date of birth: 1973
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2001	"Rostovelectrosvyaz" OJSC	Economist, head of securities department
2001 - till now	"Southern Telecommunications Company" PJSC	Deputy General Director
2001 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital (share fund): ***none***
Share of the Issuer's common stock: ***none***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Antonida Mikhailovna Malova
Date of birth: 1954
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2001	"Electrosvyaz" of Stavropol Territory" OJSC	Financial Director
2001 – 2002	"Electrosvyaz" of Stavropol Territory" OJSC	First Deputy General Director for Economics and Finances
2002 – 2003	"Southern Telecommunications Company" PJSC	First Deputy Director of the branch "Electrosvyaz" of Stavropol Territory
2003 - 2005	"Southern Telecommunications Company" PJSC	Deputy General Director
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital (share fund): ***0.0005%***
Share of the Issuer's common stock: ***0.00012%***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Yevgeni Nikolaevich Poyarkov
Date of birth: 1943
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 1999	"Svyazinvest" OJSC	Deputy Head of Security Service
1999 - till now	"Svyazinvest" OJSC	Deputy Director of Security Department
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2004 - till now	"Svyazinvest" OJSC	Director of Security Department

Share in the Issuer's authorized capital (share fund): ***none***
Share of the Issuer's common stock: ***none***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Alexey Petrovich Prachkin
Date of birth: 1949
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
2002 - till now	"Svyazinform" Astrakhan Region" – branch of "UTK" PJSC	"UTK" PJSC Deputy General Director – Director of the branch
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital (share fund): ***0.1319%***
Share of the Issuer's common stock: ***0.1350%***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Alexander Markovich Roitblat
Date of birth: 1947
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	Stavropol Long-distance telephone exchange – branch of "Electrosvyaz" OJSC, Stavropol Territory	Head
2000 - 2002	"Electrosvyaz" OJSC, Stavropol Territory	General Director
2000 - 2000	"Electrosvyaz" OJSC, Stavropol Territory	Acting General Director
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2002 - till now	"Electrosvyaz" Stavropol Territory" – branch of "UTK" PJSC	"UTK" PJSC Deputy General Director – Director of the branch

Share in the Issuer's authorized capital (share fund): ***0.01533%***
Share of the Issuer's common stock: ***0.0152%***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Tatyana Viktorovna Rusinova
Date of birth: 1958
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 1999	"Murmanskelectrosvyaz" OJSC	Deputy Chief Accountant
1999 - 2003	"Murmanskelectrosvyaz" OJSC	Chief Accountant
2003 - till now	"Southern Telecommunications Company" PJSC	Chief Accountant, Member of the Management Board

Share in the Issuer's authorized capital (share fund): ***none***
Share of the Issuer's common stock: ***none***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***

Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Vladislav Andreevich Statuev
Date of birth: 1956
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2001	"Kubanelectrosvyaz" OJSC	Head of Security Service
2001 - 2001	"Southern Telecommunications Company" PJSC	Head of Security Service
2001 - till now	"Southern Telecommunications Company" PJSC	Deputy General Director
2002 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital (share fund): ***none***
Share of the Issuer's common stock: ***none***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Svetlana Gennadievna Fefilova
Date of birth: 1970
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	"Artelecom" OJSC	Senior programmer engineer, senior accountant
2000 - 2001	"Artelecom" OJSC	Senior specialist, accountant
2001 - 2002	"Artelecom" OJSC	Chief accountant
2002 - 2002	"Southern Telecommunications Company" PJSC	Chief accountant
2002 - 2003	"Southern Telecommunications Company" PJSC	Deputy General Director - Chief accountant
2002 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2003 - till now	"Southern Telecommunications Company" PJSC	Deputy General Director

Share in the Issuer's authorized capital (share fund): ***none***
Share of the Issuer's common stock: ***none***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Georgy Alekseevich Romskiy
Date of birth: 1956
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	OJSC "Saint-Petersburg long-distance and international telephone";	Technical Director
2000 - 2005	"Svyazinvest" OJSC	Deputy Director General – member of the Management Board
2001 - till now	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2005 - till now	"Southern Telecommunications Company" PJSC	General Director, Chairman of the Management Board, "UTK" PJSC

Share in the Issuer's authorized capital (share fund): ***none***
Share of the Issuer's common stock: ***none***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Nikolay Vladimirovich Martinenko
Date of birth: 1971
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	Krasnodarskaya City Telephone Exchange	Engineer
2000 - 2001	"Kubanelectrosvyaz" PJSC	Deputy Head of Telecommunications Service
2001 - 2002	"Southern Telecommunications Company" PJSC	Head of Telecommunications Service
2003 - 2004	"Southern Telecommunications Company" PJSC	Director of Telecommunications Department

Period	Company	Position held
2004 - till now	"Southern Telecommunications Company" PJSC	Deputy General Director, Member of the Management Board

Share in the Issuer's authorized capital (share fund): ***0.00015%***
Share of the Issuer's common stock: ***0.00011%***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Amdulkhamid Kistuevich Shukhostanov
Date of birth: 1946
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	"KabBalktelecom" OJSC	Chairman of the Management Board, Member of the Board of Directors, General Director
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2002 - till now	"KabBalktelecom" – branch of "UTK" PJSC	"UTK" PJSC Deputy General Director – Director of the branch

Share in the Issuer's authorized capital (share fund): ***0.0000004%***
Share of the Issuer's common stock: ***0.0000005%***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Dmitri Georgievich Lyakh
Date of birth: 1978
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	"RC"Audit Alyans" Ltd	Legal adviser
2002 - 2003	"Southern Telecommunications Company" PJSC	Legal adviser of Legal Section

Period	Company	Position held
2003 - 2003	"Southern Telecommunications Company" PJSC	Head of Legal Section
2003 – till now	"Southern Telecommunications Company" PJSC	Director of Legal Department, member of the Management Board

Share in the Issuer's authorized capital (share fund): ***none***
Share of the Issuer's common stock: ***none***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

During their term of office the members of the Management Board are entitled to receive remuneration and compensation of expenses incurred by them when fulfilling the duties of the members of the Company's Management Board. The procedure and date of remuneration payment are regulated by the Provisions on the Management Board approved by the Extraordinary General Shareholders' Meeting of "UTK" PJSC on 21 January 2003 (amended on 30.06.2004).

Remuneration paid to the members of the Management Board for the reporting period amounted to 1 900 107.73 rubles (remuneration was paid for the 1st quarter of 2004 only, since the Management Board of "UTK" PJSC (resolution №15 of 05.04.2005) and its Board of Directors (resolution №11of 29.09.2004) took a decision not to pay remuneration to the members of the Management Board).

13.5. Auditing Commission

The Auditing Commission is an independent control body of the Company, elected at the annual general meeting of the shareholders for a period till the next annual general meeting of the shareholders, with 5 members.

The terms of reference of the Auditing Commission cover:

- checking the reliability of the data contained in the reports and other financial documents of the Company;
- revealing any facts of violation of the procedure for book-keeping and submission of financial reports, established by the legal acts of the Russian Federation;
- checking the observance of the legal standards in tax calculation and payment;
- revealing any facts of violation of the legal acts of the Russian Federation, in compliance with which the Company performs its financial and economic operations;
- evaluating the economic advisability of financial and economic operations of the Company.

In 2004 the Auditing Commission performed the audit for the period from 01.01.03 to 30.06.04 in the following structural divisions and branches of "UTK" PJSC: General Management, "Kubanelectrosvyaz", «Center of New Technologies», "Yugtaksofon". In January 2005 the Auditing Commission carried out the audit of financial and economic activity of the Company according to 2004 results and fulfillment of the plan of measures made on the basis of the results of the audit held in July 2004.

During its term of office the Auditing Commission carried out the analysis of the following directions of the Company's activities:

- Quarter accounting reports of the Company;
- Efficiency of relationship with the connected operators;
- Monitoring of 2004 investment program;
- Preparation of the Company's tax accounts.

Members of the Auditing Commission

Lyubov Alexandrovna Greseva
Date of birth: 1976
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999-1999	"Permlescontract" Ltd	Deputy Chief Accountant
1999-2000	"Permlescontract" Ltd	Acting Chief Accountant
2000-2000	"Prikamie-Lada Plus" Ltd	Chief accountant
2000-2002	"Sargona-Pro" Ltd	Chief accountant
2002-2003	"Svyazinvest" OJSC	Chief Specialist of Internal Audit Department and Economic Analysis
2003- till now	"Svyazinvest" OJSC	Chief Specialist of Internal Audit Department
2003- till now	"Southern Telecommunications Company" PJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital (share fund): ***none***
Share of the Issuer's common stock: ***none***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Lyubov Yurievna Podgornaya
Date of birth: 1964
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	"RCAU Audit Alyans" Ltd	Chief accountant
2002 – till now	"UTK" PJSC	Head of the Section of Internal Audit
2004 – till now	"Armavirski zavod svyazi" CJSC	Member of the Auditing Commission
2004 – till now	"UTK" PJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital (share fund): ***none***
Share of the Issuer's common stock: ***none***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Irina Viktorovna Prokofyeva
Date of birth: 1968
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999-2001	"Telecominvest" OJSC	Specialist on taxation
2001-2001	"Svyazinvest" OJSC	Deputy director of the Department Internal Audit and Economic Analysis
2001-2003	"Svyazinvest" OJSC	Deputy Director - Manager of the Unit of Internal Audit of the Department of Internal Audit and Economic Analysis
2002- till now	"Southern Telecommunications Company" PJSC	Chairman of the Auditing Commission
2003 - till now	"Svyazinvest" OJSC	Director of the Internal Audit Department

Share in the Issuer's authorized capital (share fund): ***none***
Share of the Issuer's common stock: ***none***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Uzlova Natalia Valerievna
Date of birth: 1978
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
2004 – till now	"Svyazinvest" OJSC	Deputy head of the section on consolidated accounting
2004- till now	"Southern Telecommunications Company" PJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital (share fund): ***none***
Share of the Issuer's common stock: ***none***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Utina Natalia Petrovna
Date of birth: 1961
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
Till now	"Svyazinvest" OJSC	Head of the section, Economic Planning and Budgeting Department
2004- till now	"Southern Telecommunications Company" PJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital (share fund): ***none***
Share of the Issuer's common stock: ***none***
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***no options***
Share in the Issuer's branch establishments/subordinate companies: ***none***
Share of the common stock of the Issuer's branch establishments/subordinate companies: ***none***
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: ***no options***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

XIV. OBSERVANCE OF THE CODE OF CORPORATE CONDUCT BY THE COMPANY

Corporate governance practice of "UTK" PJSC is based on respect for the rights and lawful interests of shareholders, improvement of the efficiency of the Company's operation, enhancement of its financial stability and profitability.

The main principles of UTK corporate governance are the following:

- provision shareholders with real opportunity to exercise and protect their rights and lawful interest;
- ability of the members of the Board of Directors and the Company's officers to fulfill their duties reasonably, in good faith and solely in the interests of the Company;
- timely disclosure of full and accurate information about the Company including information about its financial position, economic parameters, ownership and management structure, to enable shareholders and investors to make informed decisions;
- exercise of efficient control over the financial and business operations of the Company in order to protect rights and legal interests of shareholders;
- observance by the Company of all current provisions of Russian active legislation.

The system of UTK corporate governance is represented as a group of the Company's governing bodies which activities are strictly regulated by the legislation of the Russian Federation and internal documents of the Company.

Corporate governance is one of the priorities in UTK strategy. Improvements in corporate governance practices will result in market price increase of the Company's shares, growth of its corporate management rating, enhancement of UTK's positive image in the investment community.

In order to perfect the Company's corporate governance system in accordance with the international standards and best Russia practices, "Southern Telecommunications Company" PJSC realized the following important corporate actions in 2004 aimed at improvement of its corporate governance practices:

1. On August 06, 2004 the Company's Board of Directors adopted the resolution on formation of four Board Committees: Corporate Governance Committee, Strategic Development Committee, Personnel and Awards Committee, Audit Committee (Minutes No 5).

Activities of the Board Committees are regulated by the Company's Charter, Provisions on the Board Committees, Corporate Governance Code of "UTK" PJSC as well as by the effective legislation.

The Board Committees include members of UTK's Board of Directors, specialists of "Svyazinvest" OJSC and "Southern Telecommunications Company" PJSC.

Personnel and Awards Committee and Audit Committee are chaired by independent directors of "UTK" PJSC. All Board Committees have independent directors in their membership.

2. In the reporting period "UTK" PJSC developed and approved a number of documents regulating the Company's corporate governance practice.

On May 25, 2004 UTK's Board of Directors approved **the Provisions on the Corporate Secretary and the Office of the Corporate Secretary.**

The Company's structure provides for a post of the Corporate Secretary and the office of the Corporate Secretary being subordinate directly to the Board of Directors.

On October 25, 2004 the Company's Corporate Governance Committee considered and approved **the candidate for a post of the Corporate Secretary**.

On March 30, 2005 the Company's Board of Directors approved the candidate for a post of the Corporate Secretary.

On June 30, 2004 UTK's General Shareholders' Meeting made a number of amendments to the Company's Charter, Statute on the Board of Directors and Statute on the Auditing Commission relating to determination of the remuneration to be paid to the members of the Board of Directors and the members of the Auditing Commission.

At the end of 2004 **Provisions on the Company's Dividend Policy** were developed and approved by UTK's Management Board, Corporate Governance Board Committee and Strategic Development Board Committee.

On January 21, 2005 the Company's Board of Directors approved the Provisions on the Dividend Policy of "UTK" PJSC (Minutes № 22).

The Provisions regulates in detail terms and procedures of dividend payment on shares of each category, dividend payment organization including time, place and form of payment, procedure for taking decision on dividend payment, dividend payment restrictions and sequence of taking the decision on payment.

On October 28, 2004 the Company's Corporate Governance Committee considered the draft Provisions on the Board Committees of "UTK" PJSC.

On November 17, 2004 UTK's Board of Directors approved the following Provisions: Provisions on the Corporate Governance Board Committee, Provisions on the Audit Board Committee, Provisions on the Strategic Development Board Committee, Provisions on the Personnel and Awards Board Committee (Minutes № 15).

On May 25, 2004 UTK's Board of Directors approved the Company's **Corporate Governance Code** (Minutes 44).

The draft Corporate Governance Code of "UTK" PJSC was more than once examined by the Corporate Governance Committee of the Board of Directors.

In addition the draft Code was submitted for examination to the following expert companies:

- International financial corporation (IFC),
- Non-Commercial Partnership "Association of Independent Corporate Directors",
- Non-commercial partnership "Russian institute of Directors".

The Corporate Governance Code of "UTK" PJSC conforms with the recommendations of the Code of Corporate Conduct of 05.04.2002 suggested by the FCSM of Russia, describes in detail rules and requirements on the Company's corporate activity, ensures openness and transparency of the Company's corporate governance structure for potential investors and other interested parties.

The information about the observance of the code of corporate conduct by the Company is presented in accordance with Recommendations on the structure and form of presentation of information on observance of the Corporate Conduct in annual reports of Joint –Stock Companies approved by the Decree of the Federal Commission for Securities Market of the Russian Federation № 03-849/r of 30 April 2003.

Table 22

N	Provision of the Corporate Conduct Code	Observed or not observed	Comment
General Shareholders' Meeting			
1.	Notification on the General Shareholders' Meeting shall not be made later than 30 days before its opening irrespective of the issues included in the agenda unless longer period is stipulated by the effective legislation.	Observed	Stipulated by the Company's Corporate Governance Code: items 3.5, 3.6

2.	A shareholder's opportunity to familiarize with the list of the persons entitled to participate in the General Shareholders' Meeting, from the day of the notice of the General Shareholders' Meeting and till the closing of the General Shareholders' Meeting held in praesentia and till the cut-off date of voting instruction cards reception - in case the General Shareholders' Meeting is held in absentia.	Observed	According to item 4 of Article 51 of the Federal Law №208-FZ of 26.12.1995 «On Joint –Stock Company» and the Charter of "UTK" PJSC:
3.	A shareholder's opportunity to familiarize with shareholder information (materials) to the General Shareholders' Meeting using electronic mass media including Internet	Observed	
4.	A shareholder's opportunity to make a proposal on the agenda item of the General Shareholders' Meeting or request on calling of the General Shareholders' Meeting without presenting extract from shareholder register, Sufficiency of an abstract of a shareholder's deposit account at the Depositary keeping register if his rights for shares are being registered in accordance with his deposit account at the Depositary	Observed	Stipulated by Regulations on procedure for conducting a General Shareholders' Meeting: «2.6. Should the proposal on the issues to be inserted in the agenda of the Annual General Shareholders' Meeting and on nominating candidates to the Company's bodies to be elected by the General Shareholders' Meeting, or the requests on calling the Extraordinary General Shareholders' Meeting be signed by a shareholder (a shareholder's proxy) whose rights for shares being registered in accordance with his deposit account at the Depositary, an abstract of his deposit account at the Depositary keeping register of the rights for the aforementioned shares shall be attached to such proposal (request).

5.	Presence in the corporate Charter and by-laws of the requirement on obligatory attendance of General Director, members of the Management Board, members of the Board of Directors, members of the Auditing Commission, the Company's Auditor	Observed	Stipulated by the Corporate Governance Code of "UTK" PJSC "3.17. In order to give shareholders an opportunity to receive competent answers to all their questions the Company shall make every effort that the Director General, all members of the Management Board and the Board of Directors, as well as candidates for the new Board of Directors, Auditor and members of the Auditing commission be present at the meeting. "
6.	Obligatory attendance of the candidates at the General Shareholders' Meeting electing members of the Board of Directors, General Director, members of the Management Board, members of the Auditing Commission, and determining the Company's Auditor	Observed	Stipulated by the Corporate Governance Code of "UTK" PJSC "3.17. In order to give shareholders an opportunity to receive competent answers to all their questions the Company shall make every effort that the Director General, all members of the Management Board and the Board of Directors, as well as candidates for the new Board of Directors, Auditor and members of the Auditing commission be present at the meeting. "
7.	Presence of the procedure for registration of the participants of the General Shareholders' Meeting in the Company's internal documents	Observed	Stipulated by item 8 of Regulations on the procedure for conducting a General Shareholders' Meeting
	Board of Directors		
8.	Authority of the Board of Directors to approve annual plan of the Company's financial and economic development stipulated by the Charter	Observed	Stipulated by the Charter of "UTK" PJSC: «13.4 Board of Directors' powers shall cover the following issues: 1)Determining the priority directions of the Company's activity including approval of annual budgets, business-plans, the Company's strategies and development programs, making alterations in these documents and considering the results of their realization;
9.	Risks management procedure in the Joint –Stock Company approved by the Board of Directors	Not observed	At present the Company is developing this procedure.

10.	Authority of the Board of Directors to suspend the powers of the General Director appointed by the General Shareholders' Meeting, stipulated by the Charter	Not applicable	The Charter of "UTK" PJSC: «13.4. Board of Directors' powers shall cover the following issues: 26) appointing the Company's personal executive organ (General Director), determining his term of office and early cessation of his powers;
11.	Authority of the Board of Directors stipulated by the Charter to establish requirements to qualification and remuneration size to be paid to the General Director, members of the Board of Directors, heads of the basic structural divisions.	Observed	Stipulated by the Company's Charter Items 13.4, 15.4
12.	Authority of the Board of Directors stipulated by the Charter to approve terms of employment Agreements concluded with General Director and members of the Management Board	Observed	**The Charter of "UTK" PJSC:** «13.4. Board of Directors' powers shall cover the following issues: 33) approving terms of contracts (additional agreements), concluded with General Director, members of the Management Board…"
13.	Presence in the charter or internal documents of the Joint-stock company of the requirement that at approval of the terms of employment Agreements with the General Director (managing organization, the manager) and members of the Management Board, votes of the members of the Board of directors being General director and members of the Management Board are not taken into account when summing up the voting results.	Not observed	
14.	Presence in membership of the Board of Directors of not less than 3 independent directors who are meeting the requirements of the Code of Corporate Conduct	Observed	
15.	Absence in the membership of the Company's Board of directors of persons committed economic crimes or crimes against the state, local government or to whom administrative actions were imposed for violation of the rules of business activity and legislation on finance, taxes and securities market	Observed	

16.	Absence in the membership of the Board of Directors of the persons being participants, General Directors (managers), members of the governing bodies or officers of the legal person being the Company's competitor	Observed	
17.	Presence in the charter of the Joint-stock company of the requirement on the election of the Board of Directors by cumulative voting	Observed	Stipulated by item 13.2. of the Charter: «Board of Directors shall be elected annually by the General Shareholders' Meeting in number of 11 persons by cumulative voting .»
18.	Presence in internal documents of the joint-stock company of a duty of the members of the Board of Directors to abstain from actions which will result or may result in conflict of interests, and in case of occurrence of such conflict – to disclose to the Board of Directors information about this conflict	Observed	Duty to disclose information is stipulated by The Provisions on the Board of Directors of "UTK" PJSC: Item 3.2. Member of the Board of Directors shall meet the following obligations: 3.2.9.to inform the Company on his status of being an affiliated person and alterations in such status in good time; 3.2.10.to inform the Board of Directors on future transactions with respect to which he may be declared an interested party (person concerned)."
19.	Presence in internal documents of the joint-stock company of an obligation of the members of the Board of Directors to inform the Board of Directors in written form on intention to make transaction with securities of the Joint-stock company, which members of the Board of directors they are, as well as of its affiliated (dependent) companies, and also to disclose information on the transactions made by them with such securities	Not observed	

20.	Presence in internal documents of the joint-stock company of the requirement on holding the meetings of the Board of Directors not less often than once in six weeks	Observed	Stipulated by the Corporate Governance Code of "UTK" PJSC "4.24. The meetings of the Board of Directors should be conducted on a regular basis, generally at least once every six weeks in accordance with the plan for holding such meetings approved by the Board of Directors for its term of office and containing a list of matters to be considered at appropriate meetings".
21.	Holding of the meetings of the Board of Directors of the joint-stock company during the year for which the annual report of the Joint-stock company is made, at least once every six weeks	Observed	During the previous year meetings of the Board of Directors were held on average five times in six weeks.
22.	Presence in internal documents of the Joint-stock company procedures for conducting the meetings of the Board of Directors	Observed	Procedures for calling and conducting the meetings of the Board of Directors and taking decisions by the Board of Directors are stipulated in The Provisions on UTK Board of Directors .
23.	Presence in internal documents of the Joint-stock company of The Provisions on the necessity of approval by the Board of Directors of transactions of joint-stock company involving the Company assets in excess of 10 percent, except for the transactions made during day-to-day economic activities	Observed	The Charter of "UTK" PJSC sets more strict requirements for approval of the Company's transactions: Item 13.4. «Board of Directors' powers shall cover the following issues: 19) approving transactions dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's assets value amounting to 0.5 – 25 percent of the Company's balance sheet assets at the last reported date;

24.	Presence in internal documents of the Joint-stock company of the authority of the members of the Board of Directors to receive from executive bodies and heads of the basic structural divisions of the Company information necessary for exercise of their duties, and also the responsibility for failure to present such information	Observed	The Provisions on the Board of Directors of "UTK" PJSC: Item 3.1. Member of the Board of Directors shall have the right: 3.1.1.to require any information on the Company's activity from the Company officials including documents provided for by Article 89 of the Federal Law "On Joint Stock Companies" in accordance with the procedure set herein;
25.	Presence of the Committee of the Board of Directors on strategic planning or imposing of its functions on another Board committee (except for the Audit committee and Nominations and Compensation Committee)	Observed	Budget and Investment Planning Committee was created according to the Decision of the Board of Directors of "UTK" PJSC (Minutes №21 of 23.10.2003) and lost validity at the moment of creation of the Strategic Development Committee of the Board of Directors of "UTK" PJSC according to the Decision of the Board of Directors of "UTK" PJSC (Minutes № 15 of 17.11.2004).
26.	Presence of the Board committee (Audit Committee) which makes recommendations on Auditor to the Board of Directors and interacts with it and with the Auditing Commission of the Company	Observed	The Audit Committee of the Board of Directors of "UTK" PJSC was formed in accordance with the decision of UTK Board of Directors, Minutes №21 of 23.10.2003 and lost validity at the moment of creation of the Audit Committee of the Board of Directors of "UTK" PJSC according to the Decision of the Board of Directors of "UTK" PJSC (Minutes № 15 of 17.11.2004). .
27.	Presence in the membership of the Audit Committee of only independent and non-executive directors	Observed partially	
28.	Chairman of the Audit Board Committee of "UTK" PJSC is an independent director	Observed	

29.	Presence in internal documents of the Company of the authority of all members of the Audit Committee to have access to any documents and materials on the Company under condition of nondisclosure of the confidential information by them	Observed	According to The Provisions on the Audit Board Committee of "UTK" PJSC: Item 6.2. «Members of the Committee are entitled: 6.2.1. to inquire Board of Directors, Management Board, Auditing Commission and Auditor about information and materials relating to matters being within the competence of the Committee»
30.	Formation of the Nominations and Compensation Committee responsible for determination of criteria of nomination of candidates to the Board of Directors and development of the Company's incentive system	Observed	The Nominations and Compensation Committee of the Board of Directors of "UTK" PJSC was formed in accordance with the decision of UTK Board of Directors, Minutes №21 of 23.10.2003 and lost validity at the moment of creation of the Personnel and Awards Committee of the Board of Directors of "UTK" PJSC according to the Decision of the Board of Directors of "UTK" PJSC (Minutes № 15 of 17.11.2004). .
31.	Chairman of the Nominations and Compensation Committee is an independent director	Observed	
32.	Absence in the membership of the Nominations and Compensation Committee of the Company's officers	Observed	
33.	Formation of Risks management committee or imposing its functions on another Board committee (except for Audit committee and Nominations and Compensation Committee)	Not observed	
34.	Formation of the Committee of settlement of corporate conflicts or imposing its functions on another Board committee (except for Audit committee and Nominations and Compensation Committee)	Observed	The function of settling the corporate conflicts is imposed on the Corporate Governance Committee of the Board of Directors of "UTK" PJSC . According to The Provisions on the Corporate Governance Committee of the Board of Directors of "UTK" PJSC: Item 2.2. Functions of the Committee are to: 2.2.11. Prevent corporate conflicts, help and take part, if necessary, in their settlement.»

35.	Absence in the membership of the Committee of settlement of corporate conflicts of the Company's officers	Not observed	One of the members of the Corporate Governance Committee of the Board of Directors of "UTK" PJSC is the Company's officer
36.	Chairman of the Committee of settlement of corporate conflicts is an independent director	Observed partially	The Committee is not formed. The function of settling the corporate conflicts is imposed on the Corporate Governance Committee of the Board of Directors of "UTK" PJSC headed by a non-executive director.
37.	Presence of the internal documents of the Company stipulating procedures for formation and work of the Board committees approved by the Board of Directors	Observed	The Company's Board of Directors approved the Provisions on the Board Committees, Minutes №21 of 23.10.2003. They lost validity at the moment of approval of the Provisions on the Board Committees, Minutes № 15 of 17.11.2004.
38.	Presence in the charter of the Company of procedure for determining the quorum of the Board of Directors sufficient to provide obligatory participation of independent directors in the meetings of the Board of Directors	Not observed	
Executive bodies			
39.	Presence of a collective executive body (Management Board) of the Company	Observed	Stipulated by the Charter of "UTK" PJSC: Item 14.1. Management Board is the collective executive organ of the Company ensuring realization of the resolutions adopted by a General Shareholders' Meeting and the Company Board of Directors»
40.	Presence in the charter or internal documents of the Company of the provisions on the necessity to approve by Management Board transactions with real estate and credits if the specified transactions are not considered major transactions and their conclusion can not be referred to the Company's day-to-day activities	Observed	Necessity of such approval is stipulated by the Provisions on the procedure for organization of work with real estate in "Southern Telecommunications Company" PJSC and the Contract with the General Director.

41.	Presence in internal documents of the Company of procedure for approval of operations which are not included in the Company's business plan	Observed	Internal documents of "UTK" PJSC - the Charter of the Company, the Provisions on the Board of Directors — stipulate the procedure for decision-making by the Board of Directors of the Company within the framework of its competence.
42.	Absence in the membership of the Management Board of the persons being participants, general directors (managers), members of governing bodies or officers of the legal person being the Company's competitor	Observed	The Board of Directors gives the permission to the members of the Company's executive bodies to hold more than one appointment in other organizations in accordance with UTK's Charter: Article 13.4. «Board of Directors' powers shall cover the following issues: 29) approval of holding of more than one appointment in the administration of other organizations by the person acting as individual executive organ, members of the Management Board; 30) permitting the person acting as individual executive organ to hold office of profit in other organizations pluralistically;"
43.	Absence in the membership of the Company's Management Board of persons committed economic crimes or crimes against the government, public bodies or bodies of local self-government or the persons having a record of administrative offences primarily in such areas as entrepreneurial operations, finance, taxes and duties, stock market operation. If the powers of the Company's individual executive body are delegated to a professional manager or managing organization, the director general and the members of the management board of the managing organization or the company's manager should meet eligibility criteria set for the General Director and members of the Management Board of the Company.	Observed	

44.	Presence in the charter or internal documents the Company of prohibition for the managing company (manager) to execute similar functions in a competing company, as well as to be in any other property relations with the Company, besides rendering services of the managing company (manager)	Not applicable	No managing company (manager).
45.	Presence in internal documents of the joint-stock company of a duty of the members of the Management Board to abstain from actions which will result or may result in conflict of interests, and in case of occurrence of such conflict – to disclose to the Board of Directors information about this conflict.	Observed	Stipulated by the Agreement concluded with a member of the Management Board.
46.	Presence in the charter or internal documents of the Company of selection criteria for the managing company (manager)	Not applicable	No managing company (manager).
47.	Presentation of monthly reports on the work of the Management Board of the Company to the Board of Directors	Observed	Traditionally, reports of the Management Board are presented to the Board of Directors quarterly in accordance with Plan-schedule of the work of the Board of Directors.
48.	Establishment in the employment Agreements concluded by the Company with the general director (managing company, manager) and members of the Management Board their responsibility for infringement of the provisions on usage of confidential information and information for internal use only.	Observed	Stipulated by the Agreements concluded with the General director and members of the Management Board of the Company
The Corporate Secretary			
49.	Presence in the Company of a special officer (the corporate secretary) whose objectives should be to ensure that corporate bodies and officers comply with procedural requirements on the corporate governance safeguarding the rights and interests of the Company's shareholders.	Observed	The Provisions on the Corporate secretary and the Office of the Corporate secretary of "Southern Telecommunications Company" PJSC was approved by the Decision of UTK's Board of Directors, Minutes № 44 of 25.05.2004.

50.	Presence in the charter or internal documents of the Company of the procedure for appointment (election) of the corporate secretary of the Company and his duties	Observed	The procedure for appointment of the Corporate secretary and his (her) duties are determined by the Provisions on the Corporate secretary and the Office of the Corporate Secretary of "UTK" PJSC.
51.	Presence in the charter of the Company of requirements to a person seeking appointment to the position of the Corporate Secretary	Not observed	Stipulated by the Corporate Governance Code of "UTK" PJSC and the Provisions on the Corporate secretary and the Office of the corporate secretary of "UTK" PJSC
	Material corporate actions		
52.	Presence in the charter or internal documents of the Company of the requirement on approval of the major transaction prior to its conclusion.	Observed	Stipulated by the Company's Charter: Article 12.2. "The following issues shall not be transferred for approval to Board of Directors, General Director or Management Board and shall fall within the exclusive competence of General Shareholders' Meeting: 17)taking decision on concluding major transactions dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's property value exceeding 50 percent of the balance sheet assets as at the last reported date excluding the transactions to be concluded in the process of the Company's current activity…".
53.	Obligatory engagement of the independent assessor for estimation of market value of the property being a subject of the major transaction	Observed	Observed by the existing practice in the Company

54.	Presence in the charter of the Company of prohibition of any actions at acquisition of large stakes of the Company (absorption) aimed at protecting the interests of executive bodies (members of such bodies) and members of the Board of Directors, and which may result in weakening the position of shareholders (in any event, pending the expiration of the acquisition period the Board of Directors should refrain from issuing additional shares, convertible shares or securities that otherwise entitle their holders to purchase shares of the company, even if such issuance is authorized by the Charter of the Company.	Not observed	Direct prohibition is not necessary as the Company's Charter does not include any provisions stipulating any actions aimed at protecting the interests of executive bodies (members of such bodies) and members of the Board of Directors.
55.	Presence in the charter of the Company of the requirement on obligatory engagement of the independent assessor for estimation of the current market value of shares and possible changes of their market value as a result of the absorption	Not observed	

56.	Absence in the charter of the Company of release of the entity taking over the Company from its responsibility to offer to buy out shareholders' common stock (securities convertible in common stock).	Observed	Responsibility of the purchaser is set in the Charter of "UTK" PJSC: Item 7.12. «Should a shareholder on his own or together with his affiliated person (persons) intend to purchase 30 percent or more of the Company's outstanding common shares, he shall notify the Company in written form on his intention to purchase the mentioned shares 90 days at the earliest and 30 days at the latest before the date of the shares' acquisition. After making the transaction on the shares' acquisition such shareholder shall be obliged during the period of 30 days from the date of acquisition to offer the Company's shareholders to sell him the Company's common shares owned by them and emissive securities, convertible into common shares, at market price but not less than at average price for the six months preceding the date of acquisition.»
57.	Presence in the Charter or internal documents of the Company of the requirement on obligatory engagement of the independent assessor for definition of ratio of shares' swap-up at reorganization	Observed	Provide by the existing practice whereas "UTK" PJSC is a public company
	Disclosure of information		
58.	Presence of the internal document approved by the Board of directors determining the Company's rules and procedures for information disclosure (The Provisions on information policy)	Observed	The information rules of "UTK" PJSC are approved by the Minutes №12 of the Board of Directors of "UTK" PJSC of 25.04.2004
59.	Presence in internal documents of the Company of the requirement on information disclosure for the purpose of placement of shares, about persons who are going to buy shares under placement, including big stakes, and also, whether the top managers of the Company will participate in purchase of the Company's shares under placement	Not observed	Information is disclosed according to the Provisions on disclosure of information by Issuers of the emissive securities, approved by the Order of the Federal commission for securities market №03-32/ps of 02.07.2003.

60.	Presence in internal documents of the Company of the list of information, documents and materials to be presented to shareholders for taking decisions of agenda items of the General Shareholders' Meeting.	Observed	Charter of "UTK" PJSC 12.13. The following information and materials shall be provided to the shareholders entitled to participate in the General Shareholders' Meeting in order and at address (addresses) indicated in the Notice of the General Shareholders' Meeting: - annual statutory accounting reports including report of the Company's Auditor, report of the Company's Auditing Commission on the results of the annual accounting records, - Information on candidates for the Company's Board of Directors and Auditing Commission, - Draft of amendments and supplements to be introduced into the Company's Charter or draft of a new version of the Company's Charter, - Draft of the Company's internal regulations. - Draft of other documents to be approved in accordance with draft resolutions of the General Shareholders' Meeting, - Draft resolutions of the General Shareholders' Meeting, - Other information and materials to be provided in accordance with the effective legislation, -Other information and materials necessary for approving agenda issues of the General Shareholders' Meeting included in the list of materials to be submitted to shareholders when preparing the General Shareholders' Meeting.
61.	Presence of the corporate Internet site and regular disclosure of information about the Company on this website	Observed	The information rules of "UTK" PJSC item 6.1.: «The official site of the Company in Internet is the site registered under domain name www.stcompany.ru. ».

62.	Presence in internal documents of the Company of the requirement on disclosure of information on transactions of the Company with the persons being according to the charter the Company's top managers, and also about transactions of the Company with the companies in which the Company's top managers own directly or indirectly over 20 percent of the authorized capital of the company or on which such persons can exert material influence	Not observed	Information is disclosed according to the Provisions on disclosure of information by Issuers of the emissive securities, approved by the Order of the Federal commission for securities market №03-32/ps of 02.07.2003
63.	Presence in internal documents of the Company of the requirement on disclosure of information about all transactions which can influence market value of the Company's shares	Not observed	Information is disclosed according to the Provisions on disclosure of information by Issuers of the emissive securities, approved by the Order of the Federal commission for securities market №03-32/ps of 02.07.2003.
64.	Presence of the internal document approved by the Board of Directors on usage of material information about the Company's operations, shares and other securities and transactions with them which is not open to general use and which disclosure can materially influence the market value shares and other securities of the Company	observed	Instructions on the procedure for assigning trade-secret status to the information" is approved by the decision of the Management Board of "UTK" PJSC №31/5 of 26.12.2002. List of the data constituting an internal and trade secret was approved by the Board of Directors of OJSC "Kubanelectrosvyaz" (Minutes № 8/9 of 10.02. 2000). Regulations "Providing protection of information being a trade secret" are being developed now in "UTK" PJSC .
Supervision of financial and business operations			
65.	Presence of the procedures for the internal control of the Company's business and financial operations approved by the Board of Directors	observed	The Regulations on the internal control procedures and rules of inspections were approved by the Company's Management Board on August 26 2003, Minutes №8.

66.	Presence of a special subdivision of the Company responsible for ongoing internal supervision (a control and audit service)	Observed	Regulations on Internal Audit Department were approved by the Company's Board of Directors on May 27, 2003 According to item 17.3. of the Company's Charter: 17.3. In order to ensure constant internal control over economic and financial activity the Company shall be entitled to form a special structural unit being independent of any executive organ of the Company and subordinate directly to the Board of Directors.»
67.	Presence in internal documents of the Company of the requirement on determination of the structure and composition of the control and audit service by the Board of Directors of the Company	Observed	The Provisions on Internal Audit Department were approved by the Board of Directors on May 27, 2003, Minutes, Item 2.1. « Structure and staff of internal audit department shall be approved by the Board of Directors of "UTK" PJSC in the established order »
68.	Absence in the membership of the Company's control and audit service of persons committed economic crimes or crimes against the government, public bodies or bodies of local self-government or the persons having a record of administrative offences primarily in such areas as entrepreneurial operations, finance, taxes and duties, stock market operation.	Observed	
69.	Absence in the membership of the Company's control and audit service of the persons being participants, General Directors (managers), members of the governing bodies or officers of the legal person being the Company's competitor	Observed	
70.	Presence in internal documents of the Company of the date of presentation of documents and materials to the Company's control and audit service for estimation of the financial and economic operation, and also the responsibility of officers and workers of the Company for failure to present them in time	Not observed	

71.	Presence in internal documents of the Company of the requirement of the Company's control and audit service to report violations to the Audit Committee and, absent this Committee, to the Board of Directors	Observed	The Provisions on Internal Audit Department of "UTK" PJSC: Items 1.17.-1.18.: «The first copy of the auditing report shall be presented to the Board of Directors (upon request). » The Provisions on the Audit Committee of the Board of Directors of "UTK" PJSC: Item 2.2.3.
72.	Presence in the charter of the Company of the requirement on preliminary evaluation by the Company's control and audit service weather it is appropriate for the Company to make operations falling outside its financial and business plans (non-standard operations)	Not observed	
73.	Presence in internal documents of the Company of the procedure for coordinating a non-standard operation with the Board of Directors	Observed	Internal documents of "UTK" PJSC — the Charter of the Company, The Provisions on the Board of Directors — stipulate the procedure for decision-making by the Company's Board of Directors within the framework of its competence.
74.	Presence of the internal document approved by the Board of Directors of the procedure for performing audits of financial and business operations of the Company by the Auditing Commission	Observed	The Provisions on the Auditing Commission of "UTK" PJSC were approved by the General Shareholders' Meeting of "Kubanelectrosvyaz" OJSCheld on May 30, 2001 Minutes № 10: item5.3. «Performing audits by the Auditing Commission.»
75.	Evaluation by the Audit Committee of the Auditor's opinion prior to its presentation to shareholders at the General Shareholders' Meeting	Observed	The Provisions on the Audit Committee of the Board of Directors of "UTK" PJSC: 2.2.1. "d) Consideration and discussion with auditors of the results of audit, all information and data contained in audit report prior to its presenting to the Board of Directors, and also supervision of the registration of recommendations of the auditor by the Company's management. »

Dividends			
76.	Presence of the internal document approved by the Board of Directors according to which the Board of directors makes recommendations on the size of dividends (The Provisions on Dividend policy)	Observed	
77.	Presence in the Provisions on Dividend policy of "UTK" PJSC of the procedure for determination of the minimal share of net profit of the joint-stock company to be allocated to dividend payment, and terms of non-payment or partial payment of dividends under preference shares, size of which is determined in the Charter of the Company	Observed partially	Stipulated by the Provisions on Dividend policy of "UTK" PJSC
78.	Publication of information about the Company's dividend policy and amendments introduced into it in the periodical stipulated by the Charter of the Company for publication of the notices of the General Shareholders' Meeting, as well as placement of the specified data on the corporate Internet site	Observed	Stipulated by the Corporate Governance Code of "UTK" PJSC. The Company informs its shareholders and other interested persons on the dividend policy and introduced changes through publication in the periodical «Rossiyskaya gazeta», stipulated by the Charter of the Company for publication of notices of General Shareholders' Meetings, as well as through placement on the Company's Internet – site at http://www.stcompany.ru

XV. INFORMATION FOR SHAREHOLDERS

15.1. Authorized capital and securities.

As at December 31, 2004 the Company's charter capital was 1, 297, 779,384.66 rubles composed of nominal value of shares issued in the non-documentary form and distributed among the shareholders, including:

- registered common non-documentary stock: 2 960 512 964 shares with par value of 0.33 ruble;
- registered preferred non-documentary type A stock: 972 151 838 shares with par value of 0.33 ruble.

Table 19

Distributed and Declared Shares of the Company as at 01.01.2005

Type of shares	Number, shares	Par value, ruble
1 Distributed shares:		
- Common registered non-documentary	2 960 512 964	0.33
- Preferred registered non-documentary type A	972 151 838	0.33
2 Declared shares:		
- Common registered non-documentary	130 814 345	0.33
- Preferred registered non-documentary type A	32 711 532	0.33

15.2. Share capital structure

Table 20

Distribution of "UTK" PJSC shares among the shareholders as at December 31, 2004

Description	Number of shareholder	% of charter capital	% of common stock
Legal persons	170	84.77	88.36
including nominal holders	32	44.17	36.21
Individuals	27219	15.23	11.64
Including members of the Management Board and the Board of Directors of "UTK" PJSC	12	0.06	0.07
Total	27389	100.00	100.00

15.3. Information on the principal shareholders

Table 21

List of UTK shareholders owning over 1% of the authorized capital, as of 01.01.2005

Name	Share in the authorized capital, %	Share of voting shares, %
OPEN JOINT –STOCK COMPANY	38.16	50.69

"INVESTITSIONNAYA KOMPANIYA SVYAZI"		
CLOSED JOINT -STOCK COMPANY "DEPOSITARY AND CLEARING COMPANY" **	19.32	17.26
"BRANSWICK U B S WARBURG NOMINEES" CLOSED JOINT -STOCK COMPANY **	8.61	8.7
"ABN AMRO BANK A.O." CLOSED JOINT – STOCK COMPANY **	7.30	2.26
COMMERCIAL BANK "J.P. MORGAN BANK INTERNATIONAL" (COMPANY WITH LIMITED LIABILITY)**	3.85	2.84
"ING BANK EUROASIA ZAO" (CLOSED JOINT – STOCK COMPANY) **	3.63	3.69
Including ADR holders of "UTK" PJSC***	2.01	2.67
Others	19.12	14.57
Total	100	100

** nominal holder

*** There are no registered ADR holders of "UTK" PJSC *owning over 1% of voting shares.*

15.4. Trading sites (stock exchanges) where the Company's shares and ADRs are quoted (tickers, quotation lists).

Market multipliers

Multiplier as at the end of the period		2003	2004	2004/2003, %
Price of an ordinary share	$ USD	0.0970	0.0865	-10.8%
Price of a preference share	$ USD	0.0823	0.0718	-12.8%
P/S	Times	0.83	0.50*	-39.8%
P/E	Times	8.16	4.55	-44.2%

As of March 30, 2005

Shares

As for domestic securities market the Company's shares are traded now in three stock exchanges:

- NP «Stock Exchange RTS» (tickers - KUBN, KUBNP; common shares are included in A2 Quotation List, preferred shares – in B Quotation List);
- OJSC «Stock Exchange RTS» (tickers - KUBNG, KUBNPG; from February 18, 2005 common shares are included in A2 Quotation List, preferred shares – in B Quotation List);
- CJSC «Stock Exchange MICEX» (tickers - UTEL, UTELP; from March 11, 2005 common and preferred shares are included in A1 Quotation List).

During their trading sessions all Russian stock exchanges expose daily bid-and-asked quotations. Shares of "Southern Telecommunications Company" PJSC are used when calculating official stock market indices under the versions of AK&M (AK&M Composite Index, AK&M Branch Index), IA "RTS-Interfax" (RTS, S&P/RUX, S&P/RUX - Telecom).

In 2004 capitalization of UTK's common stock decreased 24% over 2003 making 217.9 million USD as of 31.12.2004. In 2004 total amount of market and non market transactions with UTK's ordinary shares in NP "RTS" was up 1.27 times to 12.4 million USD. At the same time total amount of market and non market transactions with UTK's preference shares in NP "RTS" was down 2.1 times to 1.7 million USD. UTK's share in total trading volume of mega-regional telecoms decreased 2.3 times to 4.3 % making 1.6 million USD.


UTK stock price and market indexes in 2004
CS max 12.25 US cents
(23.01.04)
CS min 7.28 US cents
(28.07.04)
PS max 9.25 US cents
(23.01.04)
PS min 5.35 US cents
(30.12.04)
RTS
Indexes, points
Stock price, US cents
Индекс РТС
Индекс АКМ-Связь
Средняя цена обыкновенных акций

-RTS Index - *AKM-Telecom Index*
- Average common stock price - *Average preference stock price*

Comments:

In 2004 price of UTK's ordinary and preference shares decreased by 22 % and 35 % respectively. It was due to decline in trading activity in the Russian stock market (especially from the part of western investors) in connection with increased political risks and temporary deterioration of the Company's financial results and growth of borrowed funds caused by the Company's active investment program in 2003-2004.

15.5. ADR PROGRAM.

Level 1 ADR program was established in February of 1998. On April 23, 2002 the Company's Level 1 ADR program was transferred from The Bank of New York to JP Morgan Chase Bank, which at present is the Company's ADR Depositary. ING Bank (Eurasia) ZAO acts as the Custodian of the Company's common shares. One unit of American Depositary Receipt represents 50 common shares of the Company.

The Company's ADRs are quoted in the US over-the-counter market, and in Europe – Frankfort and Berlin Stock Exchanges and NEWEX (Vienna, Austria), that makes the Company's shares available to the wide circles of foreign investors.

Table 4

Name	CUSIP (WKN)	ADR ticker	ISIN
US over-the-counter market (OTC USA)	843899105	STJSY	S1843899105
Frankfort Stock Exchange (FSE)	912640	KUE.FRA	US8438991056

Name	CUSIP (WKN)	ADR ticker	ISIN
Berlin Stock Exchange	912640	KUE	US8438991056
NEWEX (Vienna, Austria)	912640	KUE	US8438991056

In 2004 ADR price of "UTK" PJSC decreased by 31.9 % from 5.4 USD to 3.68 USD. Number of UTK ADRs in circulation was down 29.1% (from 2.2 million units to 1.6 million units). As a result ADR market capitalization decreased by 51.7% from 12.0 to 5.8 million US dollars.

As at April 1, 2005 the largest ADR holders registered in the US Depositary Trusting and Clearing Company (DTCC) were Lombard Odier Darier Hentsch Asset Management, Alfred Berg Kapitalförvaltning AB, DWS Investment GmbH, Clariden Bank.


UTK ADRs in the US over-the-counter market in 2004
ADR capitalization, USD ths
ADR price, USD
ADR price, USD
ADR capitalization, USD ths
5,4
5,1
5,1
4,4
4,5
4,2
3,6
3,7
3,7
3,9
3,8
3,8
12 036
11 640
11 330
9 847
10 072
8 905
7 778
8 021
6 122
6 391
6 108
5 819
0
1
2
3
4
5
6
0
2 000
4 000
6 000
8 000
10 000
12 000
14 000
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
According to JPMorgan

15.6. Information on assignment of corporate credit rating and corporate governance score to the Company.

The Issuer's credit ratings

- ***Under the version of the international rating agency Standard & Poor's***

10.02.2004 Standard and Poor's Services reported that it had changed the outlook of UTK ratings from "Stable" to "Negative". At the same time Standard and Poor's confirmed its "B-" long-term credit rating of "UTK" PJSC according to international scale, but decreased Russia national scale credit ratings of the Company and its senior unsecured bond issues from "ruBBB" to "ruBBB-". Standard & Poors also assigned its "ruBBB-" Russia national scale rating to UTK series 02 Russian ruble 1.5 billion.

03.02.2005 Standard & Poor's Services reported that it had assigned its CCC+ long-term credit rating to "UTK" PJSC. At the same time Standard & Poors assigned its ruBB Russia national scale senior unsecured issuer rating. Outlooks were Negative.

- ***Under the version of the international rating agency Moody's***

B3 senior implied credit rating of July 26, 2004. Moody's also assigned a Caa1 senior unsecured issuer rating to the Company. The rating outlook is stable.

- ***Under the version of the international rating agency Moody's Interfax Rating Agency***

Long-term national scale credit rating Baa3 (rus) and short-term rating - «RUS-3». Long-term national scale credit ratings Baa3 (rus) were also assigned to two bond issues in circulation (series 01 and series 02).

Corporate governance score

- ***Under the version of the international rating agency Standard & Poor`s***

22.11.2004. Standard & Poor's" lowered its corporate governance score (CGS) on the Company from 'CGS-5+' to 'CGS-5'. The Russia national scale CGS on the Company was also lowered from 'CGS-5.6' to 'CGS-5.2'.

24.12.2004. Standard & Poor's Services lowered its corporate governance score (CGS) on the Company from 'CGS-5' to 'CGS-4' within the framework of general downturn of ratings of six Russian fixed-line telecom providers. The Russia national scale CGS on the Company was also lowered from 'CGS-5.2' to 'CGS-4.4'.

- ***Under the version of the rating agency "Expert RA»***

On January, 28 2005 the rating agency «Expert RA» in cooperation with the Russian institute of directors confirmed its national scale B++ rating assigned to "UTK" PJSC.

15.7. The Company's Auditor.

The Company's Auditor is CJSC «Ernst and Young Vneshaudit».
20/12, Podsosenskiy Pereulok, Moscow, 103062, Russia.

License No. E003246 for auditing, in particular for general and bank auditing and for auditing of insurance companies, foundations and exchanges, was granted by the RF Ministry of Finance, valid till 17.01.2008.

15.8. The Company's Registrar.

Full registered name: Close Joint –Stock Company "Registrator-Svyaz".
Abbreviated registered name: CJSC " Registrator-Svyaz ".
Postal address: 15a, Kalanchevskaya Str., Moscow, 107078, Russia.
tel/fax: (095) 933-42-21.
e-mail: regsw@asvt.ru
License:
Number: 10-000-1-00258.
Date of issue: 1.10.2002
Period of validity: unlimited.
Licensing body: Federal Commission for Securities Market of Russia.
Date from which this registrar keeps the register of the Issuer's nominal securities: 1.07.2002.

The Company's shareholders may visit receiving centers for shareholder located in different subjects of the Russian Federation in the Company's licensed territory at the following addresses:

Regional branches of CJSC "Registrator-Svyaz "

RF Subject	phone	e-mail	address
Krasnodar regional branch	(861) 251-74-39	kub_reestr@istnet.ru	182, Krasnaya Str., Krasnodar 350020 service hours: on workdays, from 9.00 to 13.00
Branch "Rostovskiy"	(8632) 44-26-55 fax: (8632) 44-26-55	regros@donpac.ru	50, Budyonovskiy Prospect, Rostov-on-Don, 344002 service hours: on workdays, from 8.00 to 12.00

Through "North-Western Financial Company" Ltd acting as the Registrar's transfer agent:

RF Subject	phone	e-mail	address
Kalmykia Republic	phone (84722) 5-29-10	lawyer@svyaz.elista.ru	255, Lenin Str., Elista, Kalmykia Republic 358000
Kabardino-Balkarian Republic	phone (8662) 42-73-75, fax (8662) 42-14-40	urist@kbtelecom.net.ru	4, Admiral Golosko Str., Nalchik, Kabardino-Balkarian Republic 360000
Adygeia Republic	phone (87722) 2-16-57, fax (87722) 7-12-12	valpa@radnet.ru	22a, Zhukovskogo Str., Maykop, Adygeya Republic 385000
Karachaevo-Cherkessian Republic	phone (87822) 5-20-06, fax (87822)	scb@mail.svkchr.ru	17, Soyuzny per., Cherkessk, Karachaevo-Cherkessian Republic 369000
Severnaya Osetia Republic	phone (8672) 54-60-46, fax (8672) 54-03-03	ocb@soes.su	8a, Butyrina Str., Vladikavkaz, Severnaya Osetia – Alania Republic 362040
Astrakhan Region	phone (8512) 44-74-75, fax (8512) 22-90-04	ocb@astranet.ru	7/8, Teatraljny per.,Astrakhan 414000
Volgograd Region	phone (8442) 38-77-07	TerehGN@volgatel.ru	9, Mira Str., Volgograd 400131
Stavropol Territory	phone (8652) 29-64-30, fax (8652) 37-30-86	bil@stv.ru	10/12, Oktyabrskoi Revolutsii pr., Stavropol 355035

Contact information:

Securities and equity markets section of "UTK" PJSC
phone (861) 259-25-38, 53-02-07,
fax (861) 253-19-69, ocb@mail.stcompany.ru

IR section of "UTK" PJSC
phone (861) 253-20-30,
fax (861) 253-19-69, pmaleev@mail.stcompany.ru

15.9. Information about the Company's branches.

	branch	director	contacts
1	"Electrosvyaz of Adygeia Republic"	Chinazirov Yanvar Khadzhimusovich	22a, Zhukovskogo Str., Maykop, Adygeya Republic, 352700 (8772) 52-17-83 fax: 57-12-12
2	"Svyazinform" of the Astrakhan Region"	Prachkin Alexey Petrovich	7/8, Teatraljny per.,Astrakhan, 414000 (851-2) 22-48-30 fax: 22-90-04

3	"Volgogradelectrosvyaz"	Malyarenko Arthur Nikolaevich	9, Mira Str.,Volgograd, 400131 (844-2) 33-40-92 fax: 33-22-02, 33-34-04
4	"KabBalktelecom"	Shukhostanov Boris Kistuevich	4, Golovko Str., Nalchik, Kabardino-Balkarian Republic, 360000 (866-2) 42-21-02 fax: 42-14-40
5	"Electrosvyaz of Kalmykia Republic"	Polshinov Alexander Nikolaevich	255, Lenin Str., Elista, Kalmykia Republic, 358000 fax: (847-22) 57-5-80
6	"Karachaevo-Cherkesskelectrosvyaz"	Butko Alexander Semyonovich	17, Soyuzny per., Cherkessk, Karachaevo-Cherkesian Republic, 357100 (878-22) 5-22-33, 5-43-88 fax: 5-80-46
7	Kubanelectrosvyaz	Korotenko Svetlana Vasilievna	294, Golovatogo Str., Krasnodar, 350000 (861) 251-01-01 fax: 251-01-02.
8	"Rostovelectrosvyaz"	Metla Yuri Valentinovich	47, Bratski per., Rostov-on-Don, 344082 (863) 244-22-01 fax: 267-56-71
9	"Sevosetinelectrosvyaz"	Kozhiev Beshtau Kanamatovich	8a, Butyrina Str., Vladikavkaz, Severnaya Osetia – Alania Republic, 362040 (867-2) 53-44-21 fax: 54-03-03
10	"Electrosvyaz" of Stavropol Territory"	Roitblat Alexander Markovich	10/12, Oktyabrskoi Revolutsii pr., Stavropol, 355035 (865-2) 35-11-12 fax: 24-52-58
11	Production and Training Center	Belov Yuri Nikolaevich	1, Industrialnaya St., Krasnodar, 350007 (861) 267-72-14 fax: 267-72-14
12	«Center of New Technologies»	Konstantin Vladlenovich Yunov	40, Komsomolskaya Str., Krasnodar 350063 (861) 262-05-53
13	Yugtaxofon	Alexander Grigoryevich Sokolchik	12, Klubnaya St., Krasnodar, 350051 (861) 224-01-58

Director General **G.A. Romski**

Chief Accountant **T.V. Rusinova**

82-4721

EXPLANATORY NOTE

PJSC «South Telecommunication Company»

For the 2004

Krasnodar

Public Corporation «South Telecommunication Company»
Explanatory note to a financial report for the period of 2004

1. Contents

Public Corporation «South Telecommunication Company»
Explanatory note to a financial report for the period of 2004

---

2. General information

Public Corporation «South Telecommunication Company», abbreviated name OAO «UTK», INN (Individual number of a tax-payer) 2308025192, (hereinafter referred to as Society Общество) registered on 20 May, 1994 by the registration chamber of the city of Krasnodar, registration № 186-п. The staff of the Corporation as it is on December, 31, 2004 made up 40407 people (December, 31, 2003 – 42014 people). The Corporation is registered at the address: 350000 Krasnodar, 66, Karasunskaya str.

The main kinds of activity of the Corporation are:

- development and operation of electric communication/telecommunication facilities;
- provision of local and intra-zone telephone communication services;
- provision of long-distance and international telephone communication services;
- provision of cellula and radio-telephone communication services;
- provision of mobile radio communications services (Altai type);
- provision of personal radio services;
- provision of radial and zonal network services (trunking)
- sound program translation over a wired-radio network;
- leasing of physical lines, channels and communication channels, including broadcasting channels;
- provision of telematics services;
- provision of data transmission services;
- provision of telegraph services (including "telegram" services, AT/ telex network services);
- provision of intellectual communications network services;
- provision of on-air and cable television, TV and radio program broadcasting, transmission of additional information;
- other services.

Register holder of the Corporation is Close Corporation «Registrator – Communication»

Russia, Moscow

123557, 27, Presnrnskii Val

Licence № 10-000-1-00258 of October, 1, 2002, without time-limit

Auditor of the Corporation: Close Corporation «ERNEST and YANG Vneshaudit»

Russia, Moscow

115035, 77, Sadovnicheskaya embankment, building 1.

Licence for auditing including general and bank audit, as well as auditing of insurance companies, funds and а так же аудита страховых организаций, фондов и exchanges № E003246, approved by the Ministry of Finance RF order № 9 of January 17, 2003 for the period of five years (January 17, 2008).

Board of Directors of the Corporation:

Chairman of the Board of Directors:

Belov Vadim Yevgenievich - deputy director General of the Public Corporation «Svyazinvest»

Board of Directors:

- Gorbachev Vladimir Lukich – deputy of the State Duma, the first vice-chairman of the power system, transport and communications Committee
- Avdiyants Stanislav Petrosovich - executive director – director of the economic and tariff policy of the Public Corporation «Svyazinvest»,

- Romskii Georgii Alekseevich - deputy director General of the Public Corporation «Svyazinvest» before March, 3, 2005 since March, 3, 2005 director General of the Public Corporation «UTK»,
- Panchenko Stanislav Nikolaevich - deputy director General of the Public Corporation «Svyazinvest»,
- Ukhina Irina Petrovna - deputy director of the corporate management department of the Public Corporation «Svyazinvest»,
- Schepilov Andrei Anatolyevich - head of the share capital department of the Public Corporation «Svyazinvest»,
- Ignatenko Ivan Fedorovich - director General of the Public Corporation «UTK» before February, 2, 2005, since February, 2, 2005 deputy director General of the Public Corporation «UTK»,
- Vasilyev Mikhail Borisovich – head of the «ACH Advisors, Inc.» representative office,
- Dudchenko Vladimir Vladimirovich – head of the analytical department of the «ACH Advisors, Inc.» representative office in Moscow,

Kulikov Denis Viktorovich - expert of the protection of investors' rights Association,

Managing committee of the Corporation:

- Ignatenko Ivan Fedorovich - director General of the Public Corporation «UTK» before February, 2, 2005, since February, 2, 2005 deputy director General of the Public Corporation «UTK»,
- Apalko Alexander Valentinovich - deputy director General – chief manager of the JV «Sochielectrosvyaz» branch of «Kubanelectrosvyaz»
- Devyatkina Ludmila Ivanovna - deputy director – chief manager of the capital investments department of the Public Corporation «Svyazinvest»
- Izuriev Leonid Mikhailovich - deputy director General - director of the Public Corporation «UTK» branch - «Volgogradelektrosvyaz» before June, 22, 2004

- Kozhiev Beshtau Kanamatovich - deputy director General - director of the Public Corporation «UTK» branch - «Sevosetinelectrosvyaz»
- Korotenko Cvetlana Vasilyevna - deputy director General - director of the Public Corporation «UTK» branch - «Kubanelectrosvyaz»
- Litvinov Andrei Aleksandrovich - deputy director General of the Public Corporation «UTK»
- Malova Antonida Mikhailovna - deputy director General of the Public Corporation «UTK» before Match, 15, 2005
- Martynenko Nikolay Vladimirovich - deputy director General of the Public Corporation «UTK»
- Poyarkov Yevgenii Nikolayevich - deputy director of the security department of the Public Corporation «Svyazinvest»
- Prachkin Aleksei Petrovich - deputy director General - director of the Public Corporation «UTK» branch - «Svyazinform» in Astrakhan region»
- Roiblat Alexander Markovich - deputy director General - director of the Public Corporation «UTK» branch - «Electrosvyaz in Stavropol region»
- Statuev Vladislav Andreevich - deputy director General - director of the Public Corporation «UTK»
- Rusinova Tatyana Viktorovna – chief accountant of the Public Corporation «UTK»
- Fefilova Svetlana Gennadievna – deputy director General - director of the Public Corporation «UTK»
- Chinazirov Janvar Khadzhimusovich - deputy director General - director of the Public Corporation «UTK» branch - «Elektrosvyaz Adygei Republic»
- Shukhostanov Amdulkhamid Kistuevich - deputy director General - director of the Public Corporation «UTK» branch - «KabBalktelekom»

Members of the Corporation Auditing commission:

- Prokofyeva Irina Viktorovna – director of the internal auditing department of the Public Corporation «Svyazinvest»,

- Greseva Lubov Aleksandrovna – chief specialist of the internal auditing department of the Public Corporation «Svyazinvest»,
- Podgornaya Lubov Yurevna – head of the methodology and risks department of the Public Corporation «UTK»,
- Uzlova Natalya Velerievna - deputy chief of consolidated accounts of the Public Corporation «Svyazinvest»,
- Utina Natalia Petrovna – head of the DEBP department of the Public Corporation «Svyazinvest».

3. Accounting policy

This accounting report of the Corporation was prepared on the basis of the following principals of the accounting policy.

Principle of compilation

Accounting reports of the Corporation are made up in the order and with observation of terms/time-limits specified in the Federal Law №129-ФЗ of November, 1996 "On accounting" and other statutory acts of the Russian Federation, that regulate accounting and record keeping.

Assets and liabilities in foreign currency

Records of business transaction in foreign currency were kept using the official foreign currency exchange rate on the day of transaction. Cash assets and liabilities the value of which is given in foreign currency are shown in accounting reports in amounts calculated on the basis of foreign currency exchange rates set by the Central Bank of the Russian Federation on reporting date (roubles for a currency unit):

Currency	31 December, 2003	31 December, 2004
US Dollars	29,45	27,75
Euro	36,82	37,81
Japanese yen	0,2753	0,2675

Rate differences which appeared during a year in connection with asset and liability transactions as well as in the process of their conversion when converting them on the reporting date are credited/applied as profits and losses account and are shown in the report on profits and losses non-sale receipts and expenditures.

Short-term and long-term assets and liabilities

In the reports assets (liabilities) are considered to short-tem if the period of their circulation (repayment) does not exceed 12 months after the reporting date. All other assets and liabilities in the reports are considered to be long-term.

Intangible assets

Among intangible assets there are exclusive rights for objects of intellectual property:

the exclusive right for the trade mark and the exclusive right for the software «Kurs» и «Automatic Control System accounting»

In the reports the intangible assets are shown at initial value minus cumulative amortization for the whole period they were used.

Amortization of these assets is calculated by means of using linear method with observation of the following periods of their effective service life:

rights for the software 5-10 years

rights for the trademark 10 years.

Fixed assets

Fixed assets are considered to be buildings, constructions, equipment, means of transport, computer facilities, office equipment, ground areas, machinery and other objects with the useful life of more than 12 months, that are used to provide services and output of products or for administrative needs of the Corporation that may be of economic benefit.

Fixed assets are taken into account at their initial value.

In the reports the fixed assets are shown at their initial value minus cumulative depreciation for the whole period they were used.

Fixed assets are considered to be real estate objects put into operation and actually being in use before the state registration of property rights for such objects.

Depreciation of these assets is calculated by means of using linear method at their initial value or current (replacement) value (in case reappraisals took place) of the fixed assets and the depreciation rate with observation of the periods of effective use of the objects:

industrial buildings - From 30 to 100 years old

constructions and transmission equipment	-	From 5 to 20 years old
communication equipment	-	From 5 to 10 years old
means of transport	-	From 3 to 15 years old
computer and office equipment	-	From 3 to 5 years old
other facilities	-	From 1 to 10 years old

Depreciation not for ground areas and housing facilities was not accrued.

Fixed assets at the cost of not more than 10000 roubles per unit, as well as books, brochures and other editions were written-off as production costs (sales expenses) as they are put into production or operation on account 02 «Depreciation of fixed assets».

Expenses for any kind of repairs are included into expenses for usual kinds of activities of the reporting period. Reserve for deferred expenses for repairs of fixed assets was not made up.

Accrued interests for credits and loans used for financing the acquisition (construction) of fixed asset objects before they were taken for account are included into their initial value. Interests, accrued after the objects were taken for account are shown in the profit and loss statement as the operation expenses.

Depreciation of fixed assets received under contracts of finance lease (leasing) and accounted as the fixed assets of the Corporation are calculated using the linear method with observation of the periods of effective use.

Financial investments

Financial investments, used to define the current market value, are shown in the balance sheet at their initial value.

Financial investments for which persistent considerable reduction in value was recognized by the end of the year 2004 are shown in the balance sheet minus built up reserve on depreciation of financial investments. The reserve is related to the increase of operation expenses.

Inventory

Inventory (raw materials, goods) is evaluated in the amount of actual expenses connected with its purchase or manufacture.

Appraisal of retired inventory (apart from precious metals) is made at average cost value.

Precious goods are written off in accordance with the cost value of each item.

Deferred expenses

Expenses the Corporation incurred during the reporting year but related to the future reporting periods are shown as deferred expenses. These expenses are written-off as required evenly during the periods they are related to.

Expenses of future periods, connected with the purchase of software and databases, liable to being written-off in more than 12 months after the reporting date are shown in the balance sheet as well as other non-current assets.

Liabilities of customers

Liabilities of customers are shown in statements including VAT paid to the budget after receiving the payment for the debt and is calculated on the assumption of the prices stipulated in the contracts between the Corporation and the customers taking into account/consideration all discounts (extra charge), provided by the Corporation. The dept that is not possible to be collected is written-off the balance as soon as it is acknowledged to be the such.

Liabilities of customers for the provided services, works, goods, production, fixed assets, inventory and other assets, which were not paid on dates, stipulated in the contract and were not secured with proper guarantees are shown without allowances for doubtful debts.

As it is impossible to perform individual analysis of every doubtful debt for communication services at enterprises providing communication services because of the large number of subscribers the reserve is built up in the amount of 100% of the debt for all outstanding debts for communication services payments for which are delayed 90 or more days on the date when the reserve is built up. The reserve is not built up for the debts payments for which are delayed less than 90 days.

Allowances for doubtful debts are ascribed/related/attributed to the increase of operation expenses.

Surplus and reserve capital

Surplus capital was formed by means of increment of value of fixed assets, defined in the process of reappraisal, as well as emission profit, received from selling shares of the Corporation at the price higher than their nominal value.

The Corporation forms reserve capital to cover losses which are not specified individually but may occur in the process of business activity. Reserve capital is built up out of net profit of the Corporation.

Dividends to be paid are considered to be liabilities and are subtracted from the amount of capital on the reporting date and shown in the statements only if declared before the reporting date inclusive.

Received credits and loans

The Corporation transfer long-term liability for the received credits and loans to short-term at the moment when according to the provisions of contract of debt and (or) credit there are 365 days left before it should be paid.

Inclusion of additional expenses connected with contracting of loan and credit, placement of loan liabilities are made during the reporting period when the above mentioned expenses were incurred.

Loans received in cash through issuing of promissory notes by the Corporation the sum of a discount (interest) payable to the noteholder is included as part of operation expenses during the period of their circulation.

Loans received in cash and attracted through issuing bonds of the Corporation the amount of income payable to the creditor is included as part of operation expenses during the reporting periods these charges belong to in accordance with provisions of the contract (emission).

Profit tax calculation

The Corporation calculates and shows in statements and accounts deferred tax assets and profit tax liabilities redeemable in the following reporting periods.

Deferred tax assets and profit tax liabilities are calculated in relation to time differences which make receipts and expenditures forming accounting profit (loss) in one reporting period, and profit tax taxable base – in other reporting periods.

Deferred tax assets make the part of deferred profit tax supposed to reduce profit tax which is payable to the budget in the period, following the reporting period, or other future reporting periods. They are calculated by application of profit tax rate, specified by the RF legislation on taxes and duties to deducted time difference.

Deferred tax liabilities make part of the deferred profit tax which is supposed to increase profit tax to be paid to the budget in the period following the reporting one or in other future reporting periods. They are calculated by application of profit tax rate, specified by the RF legislation on taxes and duties to deducted time difference.

The current profit tax is the tax for the taxation purposes, calculated in accordance with chapter 25 of the RF Tax Code and specified in accounting from the conditional profit tax value adjusted by the sum of fixed tax assets and liabilities as well as deferred tax assets and liabilities of the reporting period.

The current profit tax is considered to be a liability to the budget equal to the unpaid amount of profit tax.

Conditional income tax expenses (profit) is calculated as product of accounting profit (loss) and income tax rate specified by the RF legislation on taxes and duties.

Income tax overpayments the budget of the RF entities and local budgets are shown as part of the accounts receivable.

Acknowledgement of profits

The Corporation profits are divided into profits from ordinary kinds of activity and other profits (operation, non-sale and extraordinary profit).

Production sales and provision of services revenue is calculated in accordance with the accrual concept, i.e. after the service is provided and is shown in statements minus VAT, customs duties and discounts, granted to the customers.

Production sales revenue on terms of barter is calculated in accordance with cost of goods received or liable to receipt by the Corporation, calculated from the prices usually used by the Corporation for similar goods.

Profit from the lease of the Corporation's properties is considered to be the profit from ordinary kinds of activities.

Dividends among other profit are acknowledged as required.

Acknowledgement of expenses

Expenses in accordance with their character and directions of activity are divided into expenses for ordinary kinds of activity and other expenses (operation, non-sale and extraordinary expenses).

Expenses for ordinary kinds of activity in the amount calculated in cash, equal to the payments in cash and any other form or the amount of account payable.

The Corporation calculates total production cost value of the services provided, works carried out, products sold without separating of management and commercial expenses.

State provided assistance

Budgetary funds received as state assistance (subventions, subsidies) are acknowledged after the actual receipt of monetary funds and money resources, different form other funds.

Purpose based financing

Purpose based financing funds are acknowledged when the monetary funds and resources other than cash assets are actually received and are shown in the balance sheet as part of deferred income.

Deferred expenses reserves

The Corporation builds up the reserve of deferred bonus expenses as the result of the previous year operation.

Expenses connected with the building up of reserves are related to the expenses under ordinary kinds of activity, to increase the initial value of the fixed assets objects under construction as well as the part of non-sales expenses, depending upon the kind of activity the staff included in calculations of deferred expenses reserves are involved in.

Expenses for provision of pensions

Social deductions are effected by means of paying single social tax, calculated by the Corporation after regressive rate (35,6% to 31,7%), applied to the remuneration of labour and other bonuses of every staff member. The Corporation put the single social tax into three social funds (state pension fund, social and medical insurance funds, at the same time payments to the pension fund make 28% to 24,97% depending upon the annual payments and bonuses of every staff member. The payments are referred to current expenses as they are charged.

The Corporation take part in a programme of single-time aid payments (non exceeding the limits of 0,5 to 2 official salary) the staff members of the Corporation when they are retired. This programme involves great part of the staff members and does not make provision for creation of any special fund. Amounts of payments depend upon the cumulative time of work before the retirement.

The Corporation also takes part in pension programme in the framework of non-governmental provision of pensions system. The amounts of payments are determined annually and are referred to expenses as requiredo. See item 9 of this Explanatory note.

Inventory of property and liabilities for:

- fixed assets – not less than once every two years as they are on the first of November of the reported year;
- intangible assets – annually as they are on the first of December of the reported year;
- not completed capital development and other investments – annually as they are on the first of November of the reported year;

- raw materials, goods, precious metals, equipment to be installed, semi-finished products, commodities, finished products in stock – annually as they are on the first of November of the reported year;
- incomplete production – quarterly the state at the end of the quarter;
- future receipts and expenditures – annually as they are on the thirty first of December of the reported year;
- cash assets in bank accounts/deposits – annually as they are on the thirty first of December of the reported year;
- cash assets in hand – not less than once a quarter;
- long-term financial investments – annually as they are on the thirty first of December of the reported year;
- short-term financial investments, monetary instruments – quarterly the state at the end of the quarter;
- settlements with debtors and allowance for doubtful debts – quarterly the state at the end of the quarter;
- settlements with creditors (settlements with communication service operators) – quarterly the state at the end of the quarter, with other creditors – once a year as they are on the thirty first of December of the reported year;
- tax payments and obligatory assignments to budget off-budget funds – not less than once a year;
- settlement of financing for special purposes – annually as they are on the thirty first of December of the reported year;
- intra-economic settlements – not less than once a quarter;
- settlements with the staff, advance holders – annually as they are on the thirty first of December of the reported year;
- contingent liabilities reserves, reserves for securities investment depreciation, reserves for decrease in value of materials and capital equipment – annually as they are on the thirty first of December of the reported year.

Changes in accounting policy in 2004

In accordance with Instruction in Business Accounting 1/1998 «Accounting policy of an organization» the consequences of changes in accounting policy that have affected the results of financial activity of the organisations or may have considerable influence in the future are shown in accounting statements based on requirements for representation of numerical data for two years at the minimum.

In 2004 the Company transfered into fixed assets real estate objects, put into operation and actually being in use, without waiting for the time when property rights for such objects will be registered by governmental authorities.

Changes in accounting policy in 2005

In 2005 the Company built up the reserve for future expenses connected with staff holidays. The results of this change will be shown in the accounts of the Company for the year 2005 by means of changing accounts of the opening accounting balance: account 96 «Reserves of future expenditures» and account 84 «Net surplus/unappropriated balance (unsecured loss)». Arrears of Company staff vacations inventory was made to show this change. Other changes in accounting policy that may affect the results of financial accounts are not introduced.

4. Compared data

Compared data in the Company's accounts for the year 2004 are worked out by means of correcting the closing data for the year 2003 to match them with the data for the year 2004.

Changes in the introductory balance sheet for the 1st of January 2004.

Public Corporation «South Telecommunication Company»
Explanatory note to a financial report for the period of 2004

Number	Balance sheet account for 31December2003 года Значение	Balance sheet account for 1 January 2004 года	Deviation	Comments
120	20 876 746	20 937 178	60 432	Real estate objects were transfered into fixed assets, put into operation and actually in use
130	3 833 096	37 72 664	(60 432)	
150	948 165	946 839	(1 326)	Software account 97
190	26 157 074	2 615 5748	(1 326)	Software account 97
210	1 080 286	1 081 612	1 326	Software account 97
216	189 274	190 600	1 326	Software account 97
242	242 578	242 802	224	Account advances
243	321 632	321411	(221)	Account advances
290	4812 951	4814277	1326	Software account 97
460	4 326 043	5 406 480	1 080 437	Balance sheet information
620	4 491 362	4 491 130	(232)	Accounts payable total sum is decreased by the sum of deposited dividends transferred to the arrears of income payments to shareholders(founders)
626	519 598	519 365	(233)	Total sums of accounts payable were educed for deposited amounts of dividends, which were transferred to arrears of income payments to shareholders(founders)
630	141 214	141 446	232	Accounts payable total sum is decreased by the sum of deposited dividends transferred to the arrears of income payments to shareholders(founders)
906	8 657 055	10 098 622	1 441 567	Adjustment of hypothecation value

				security amount

Variation of compared data stand for the year 2003 in the Profit \ Loss report.

Line code	Gr.3 f.2 for the year 2003	Gr.4 f.2 for the year 2003	Deviation	Comments
010	13 506 587	13 506 587		
020	(10 452 947)	(10 452 947)		
050	3 053 640	3 053 640		
060	10 452	10 452		
070	(547 226)	(547 226)		
080	167 146	167 146		
090	314 571	314 571		
100	(723 613)	(723 613)		
120	167 472	167 472		
130	(777 358)	(777 358)		
150	(577 601)	(577 601)		
151	(182 853)	(182 853)		
152	26 136	26 136		
153	(420 884)	(420 884)		
160	1 087 483	1 087 483		
170	268	268		
180	(7 314)	(7 314)		
190	**1 080 437**	**1 080 437**		

5. Analysis and Assessment of Balance Structure and profit dynamics

Analysis and Assessment of Balance Structure

The Balance structure on the December, 31 2004 has following coefficients:

	31.12.2004
absolute liquidity coefficient	0,030
current liquidity coefficient	0,368
secured current assets coefficient	-4,5
Sales profitability	20,3

Absolute liquidity coefficient calculated as a ratio of amount of money (balance sheet account 260) and short-term investment (balance sheet account 250) to the amount of current liabilities (balance sheet account 690).

Current liquidity coefficient is calculated as the ratio of current assets (balance sheet account 290) to the amount of short-term liabilities (balance sheet account 690).

Secured current assets coefficient is calculated as the ratio of own current assets amount (balance sheet account 490 minus balance sheet account 190) to the of current assets total amount (статья 290 бухгалтерского баланса).

Sales profitability is calculated as the ratio of sales profit (Profit\loss report account 050) to the sales return (Profit\loss report account 010).

Competition on the telecommunication service market increases which determines necessity of finance attraction to modernize existing networks. However present tariff industrial regulations procedures affect the ability to generate money funds at the moment when other financial recourses are restricted for the Corporation. Due to this maintaining of Corporation liquidity and availability of longterm funding source is uncertain, as a result it preserves surplus of current liabilities over Corporation working assets, comprising 9 698 051 thousand Rubles.

While the Corporation is intended to keep on finding of additional financing, management could not guaranty that such longterm financing could be attracted in future on the acceptable commercial conditions suitable to the long term nature of such investments.

To cover the surplus mentioned above the Corporation is intended to continue pursuit of additional financing, crediting limits are set for these purposes in the banks listed below:

- Alfa Bank USD 89 million;

- Savings Bank of Russian Federation RR 1071 million up to 1, 5 years and RR 196 million. Up to 1 year.

New crediting limits are set for the year 2005 the agreement of that was received from:

- Savings Bank of Russian Federation RR 1,5 billion up to 1,5 years and RR 3 billion up to 5 years;

- Vneshtorgbank RR 1 billion;

- Rosbank RR 0,5 billion;

- Gasprombank RR 0,5 billion.

These crediting limits allow the Corporation Management to cover cash spread on acceptable conditions.

For the year 2005 the Corporation is intended to use following sources of financing:

1) cash resources in the bank accounts of Corporation;
2) money inflow from its own activity;
3) bankroll of Russian crediting organizations;

4) commodity credits from the equipment supplier
5) Leasing of equipment

By the Corporation management opinion, all these sources will be sufficient for the financing of future operations. So, enclosed financial accounting is not corrected according to possible influence of mentioned uncertainty factors.

Corporation Management plans to reduce credit interest rates in the amount of 2 480 million roubles which where taken at 13% - 15% interest per annum to increase liquidity rate.

Profit Dynamics for the Year 2004

Kind of activity	Revenue (line 010 Form № 2)		Cost (line 020 Form №2)		profit, (line 050 Form №2)	
	Year 2004	**Year 2003**	**Year 2004**	**Year 2003**	**Year 2004**	**Year 2003**
Communication service	16 303 127	13 222 688	12 999 561	10 231 580	3 303 566	2 991 108
Other	449 449	283 899	359 422	221 367	90 027	62 532
TOTAL:	**16 752 576**	**13 506 587**	**13 358 983**	**1 0452 947**	**3 393 593**	**3 053 640**

The result of operations in 2004 is the increase of profit from realization of products operations, services by 343940 thousand roubles, connected first of all with the increase of revenue from provision of communication services.

6. Explication to the essential balance sheet accounts

6.1. Fixed assets (Balance sheet account 120)

As the state on the 1st of January 2004 the Corporation did not reappraise fixed assets.

Changes in fixed assets value:

	Year 2004 The sum in thousand roubles	**Year 2003** The sum in thousand roubles
Increase fixed assets value, total	10 700 697	10 373 538
including:		
change in methodology of record keeping (balance transfer from account 08 to account 01)	60 431	
reappraisal		2 156 180
acquisition of new developments	2 828 547	1 803 771
construction of new projects	7 798 854	6 355 983
including non-repayable reception	9 810	66 140
Other in-payments	12 865	57 604
Decrease in fixed assets value, total	325 194	234 292
including:		
sale of fixed assets	54 399	55 835
writing off the fixed assets	259 498	162 151
delivered free of charge	1 267	1 635
other retirements	10 030	14 671
Total change in original cost of fixed assets	10 375 503	10 139 246
Change in depreciation, total	1 525 170	1 749 228
reappraisal		610 945
accrued depreciation for the period	1 804 121	1 278 790
other generation of depreciation	88	
depreciation of realized projects	35 669	29 587
depreciation of written-off projects	231 432	107 000

depreciation of other projects retirement	11 898	2 727
depreciation of free of charge project retirement	40	1 193
Total change in cost of fixed assets	8 850 333	8 390 018

Acquisition of individual of fixed assets projects 6,1%, constructed – 93%

Fixed assets acquired through leasing contracts

By the 31st December 2004 the Corporation concluded 250 contracts of finance rent (lease) of commutators and other telecommunication equipment. Terms of lease are from 36 to 60 months.

Cost of fixed assets acquired through leasing:

	By the 1st of January 2004	**By the 31st of December 2004**
Balance fixed assets of the Corporation:		
- original cost of fixed assets	3015 368	4 802 707
- accrual depreciation of fixed assets	227 955	504 268
- balance cost of fixed assets	2 787 413	4 298 439
Balance fixed assets of the lease provider:		
- contract cost of fixed assets	77 378	77 378

Amounts of deferred lease payments:

		including:

Terms/dates of payment	amounts of payment, total	balance fixed assets of the Corporation (shown as part of liabilities on Balance sheet accounts 520 and 620)	balance fixed assets of the lease provider (not shown as part of liabilities)
Year 2005	1 781 808	1 770 272	11 536
Years 2006 - 2010	3 489 368	3 488 655	713
Periods after 2010	0	0	0
TOTAL:	5 271 176	5 258 927	12 249

6.2. Capital investments (Balance sheet account 130):

	By the 1st of January 2004	By the 31st of December 2004
Non-current assets investments, total:	3 618 216	5 170 250
including: construction, renovation and reconstruction of fixed assets projects/developments through concluding contracts	2 726 149	4 561 612
construction, renovation and reconstruction of fixed assets projects/developments by own strength	52 853	52 904
capital investments in в lease hold objects/developments of fixed assets	1530	2 101
acquisition of individual objects/developments of fixed assets	487 109	332 449
acquisition of fixed assets through leasing contracts	283 370	211 718
projects, completed/finished through capital development before putting into operation	64 111	9 084

unfinished R and D work		
other	3 095	382
Equipment to install	154 448	413 230
TOTAL:	**3772 665**	**5 583 480**

The Corporation is undertaking the construction and modernization of 1716 projects/developments. During the year 2004 expenditure in the amount of 12512538 thousand roubles, put into operation 10697575 thousand roubles, written off and realised expenditure 2070 in the amount of 394 thousand roubles, other retirements amounted to 6822 thousand roubles.

6.3. Financial investments (Balance sheet accounts 140, 250)

In the section 4 of form №5 Enclosure to the Balance Sheet information is given about the cost of financial investments by types, including cost of financial investments for which by the 31st of December 2004 the costs were adjusted.

Investments into authorized capitals of affiliated, dependant and other corporations (Balance sheet accounts 141, 142, 143)

Main investments into authorized capitals of affiliated, dependant and other companies:

Organization	Kind of activity	Amount of investments by 31st December2004	Share in authorised capital	Voting stock fraction	Currency of balance sheet*	Revenue*
Affiliated Companies						
- Public Corporation "OK "Orbita"	Оздоровительные услуги	354 400	100%	100%	573 389	152 503
- Public Corporation "Stavtelecom"	Услуги связи	29 665	81%	81%	253 822	81 918

Organization	Kind of activity	Amount of investments by 31st December2004	Share in authorised capital	Voting stock fraction	Currency of balance sheet*	Revenue*
- LLC TO "Akcent"	Теле- и радиовещание	19 673	51%	51%	2 439	2 254
- Close Corporation "Armavirsky telecommunication plant"	Manufacturing operations	18 000	100%	100%	166 394	242 229
- Public Corporation "TZMTO"	material support services	16 100	100%	100%	27 720	84 837
- Close Corporation "Yugsvyazstroi"	Construction services	15 500	100%	100%	755 786	2 007 664
- Close Corporation Television and Radio broadcasting Company "Photon"	Television and Radio broadcasting	9 403	51%	51%	3 932	10 616
- Close Corporation "Interelectrosvjaz"	Telecommunication services	1 840,6	100%	100%	Under liquidation	
- "Factorial-99" LLC	Consulting	600	100%	100%	631	-
- LLC private security enterprise "Zaschita"	Security service	44,7	100%	100%	Under liquidation	
- "UTK-Finance" LLC	Financial services	20	100%	100%	15	-
- LLC "Intmash service"	Repair, telecommunications means services	8,4	100%	100%	5 883	68 933
provision for diminution in value:		-1 885,3				
Total		**463 369,3**				
Dependent companies						

Organization	Kind of activity	Amount of investments by 31st December2004	Share in authorised capital	Voting stock fraction	Currency of balance sheet*	Revenue*
- Close Corp. "Stavropol cellular network "	cellular network, AMPS	27 106	50%	50%	32 000	10 915
- Close Corporation "TeleRossVolgograd"	Telecommunication services	965,2	50%	50%	12 726	13 034
- Close Corp."TeleRoss-Kubanelectrosvjaz"	Telecommunication services	331,7	50%	50%	33 434,41	34 453,8
- Public Corporation "SKET"	Television and Radio broadcasting	192,3	27%	27%	1 478	2 055,9
- Close Corporation "Karachaevo-CherkesskTeleSot"	Cellular network, GSM	90	20%	20%	39 125	119 369
- Close corporation "Volgograd-GSM"	Telecommunication services	50	50%	50%	1 262 251	1 140 339
- Close corporation "Kabardino-Balkarsky GSM"	Сотовая связь, GSM	40	20%	20%	19 529,7	4 328,7
- Close Corporation "ZanElKom"	Internet services	24,8	45%	45%	2 816	4 443
- Close Corporation"Telecompania IR"	Television and radio broadcasting	4,7	24%	24%	1 260	3 418
- LLC "Yug-Giprosviaz"	design estimates	2,4	24%	24%	366 970	525 608
provision for diminution in value:		-				
Total		***28 807***				
Finance investments to other companies						

Organization	Kind of activity	Amount of investments by 31st December2004	Share in authorised capital	Voting stock fraction	Currency of balance sheet*	Revenue*
- Joint-stock bank "Krasnodarbank"	banking	1 580	14%	14%		
- Close Corporation "RusLeasingSvjaz"	Equipment leasing	1 423,5	4%	4%		
- Public Corporation "BETO"	Manufacturing activity	613,5	0,15%	0,15%		
- Close Corporation "Telecompany TRANK"	Television and radio broadcasting	516	15%	15%		
- Public Corporation "Aksai-3"	Manufacturing activity	284,9	0,01%	0,01%		
- Public Corporation "Aksai-1"	Manufacturing activity	136,4	0,01%	0,01%		
- Joint-stock Bank "Svjaz-Bank"	Banking	119,5	0,2%	0,2%		
- Public Corporation "Aksai-2"	Manufacturing activity	102,6	1%	1%		
- Public Corporation "Aksai"	Trade	86	0,2%	0,2%		
- Close Corporation "Rostelegraf"	Telecommunication services	64	16%	16%		
- Close Corporation "Startcom"	Consulting	55,5	11%	11%		
- Close Corporation "Sphera-Inkom"	Wholesale business	40	4%	4%		

Organization	Kind of activity	Amount of investments by 31st December2004	Share in authorised capital	Voting stock fraction	Currency of balance sheet*	Revenue*
- Close Corporation "Nalchik Cellular network"	Telecommunication services	30	6%	6%		
- Joint-stock bank "Kubanbank"	banking	25,5	0,1%	0,1%		
- Public Corporation "Concern BETO"	Manufacturing activity	24,5	0,16%	0,16%		
- Public Corporation Bank of Commerce "Kreditbank"	banking	15,9	0,26%	0,26%		
- LLC Insurance Company "Moskovia"		11,5	0,04%	0,04%		
- Public Corporation Bank of Commerce "Donskoy Bank of Commerce "	Banking	10	0,06%	0,06%		
- Public Corporation "Stavropolpromstroybank"	Banking	9,8	0,03%	0,03%		
- Public Corporation Joint-stock bank "Volgoprombank"	Banking	7,6	0,03%	0,03%		
- Joint-stock bank "Sberbank"	Banking	6,3	2%	2%		
- Joint-stock bank Maikopbank Public Corporation	Banking	1,2	3%	3%		

Organization	Kind of activity	Amount of investments by 31st December2004	Share in authorised capital	Voting stock fraction	Currency of balance sheet*	Revenue*
- LLC "Astrakhan-page"	Telecommunication services	0,6	10%	10%		
- Limited Liability Partnership "PAKS"	Telecommunication services	0,4	5%	5%		
provision for diminution in value		-1 793,3				
Subtotal		***3 371,9***				
Total: (sum of balance sheet accounts 141, 142, 143)		***495 548,3***				

In the year 2004 году the revenue in a form of dividends of long-term investments, reflected in the line «revenues from investments in authorized capitals of other companies» in the Profit\loss report, in the amount of 77 553 thousand. roubles. (the year 2003– 167 145 thousand. roubles.)

In the year of 2004 the Corporation take up shares: 50,5 % shares of Close Corporation TRK «Photon» (5 304 shares) in the amount of 9 402,9 thousand roubles, (resolution № 42 of the Board of Directors of the Public Corporation «UTK» of April 22, 2004); records of passing of property in the shareholders register were executed on June, 24, 2004 and June 29, 2004;

51 % share of LLC TO «Accent» in the amount of 19 673 thousand roubles. (resolution № 42 of the Board of Directors of the Public Corporation «UTK» of April 22, 2004); changes in establishment documents of LLC TO «Accent» are registered in the State Uniform Register of Legal Persons on the November 19, 2004.

30 % shares of Public Corporation «Stavtekekom named after V.I. Kuzminov» (1 500 equity shares in the amount of 27 115,4 thousand roubles (resolution № 9 of the Board of Directors of the Public Corporation «UTK» of August 16, 2003)

Authorized capital of Public Corporation «OK «Orbita» was increased by 80 000 thousand roubles. (80 000 equity shares) resolution № 25 of the Board of Directors of the Corporation of December 16, 2003.

Other investments were made in Russian companies. Share of the Corporation in the authorised capital of these enterprises does not exceed 20%.

In 2004 the Corporation sold financial investments:

Closed Corporation «Telesot-Alania» in the amount of 158 866 thousand roubles Closed Corporation «Astrakhan-Mobile» in the amount of 27 391,9 thousand roubles.

Close Corporation «Volgograd-Mobile» in the amount of 78 463,7 thousand roubles - Close Corporation «Cellular network - Alania» in the amount of 8 503,7 thousand roubles.

Public Corporation Bank of Commerce "Centre-invest" in the amount of 12 618 thousand roubles.

As the result of liquidation the following companies were out: Public Corporation «Rostovgiproshakht», Close Corporation «Autocenter Yug», Close Corporation «Mobilcom». When Close Corporation «Autocenter Yug» was liquidated property; in the amount of 7 248 thousand roubles was obtained. In the process of retirement of investments, built up provision for diminution in value was used 100% for Public Corporation «Rostovgiproshakht» and Close Corporation «Autocenter Yug».

In 2004 financial investments were not updated to correspond to the present market value. The provision built-up in 2003 was increased by 102,6 thousand roubles in the investments with the signs of diminution in value.

Financial investments	Provisions for 01 January 2004	Provision built-up in 2004	Provision used in 2004	Provision restored in 2004	Provisions for 31 December 2004
Provision, total					
including:					

Financial investments	Provisions for 01 January 2004	Provision built-up in 2004	Provision used in 2004	Provision restored in 2004	Provisions for 31 December 2004
Close Corporation «Autocenter Yug» shares	35 200	-	35 200	-	-
Close Corporation «Interelectosvyaz» shares	1 840,6	-	-	-	1 841
Share of LLC private security enterprise "Zaschita"	44,7	-	-	-	45
Public Corporation «Rostovgiproshakht» shares	9 458	-	9 458	-	-
Joint-stock Bank "Krasnodarbank" shares	1 580	-	-	-	1 580
Public Corporation "Aksai-2" shares	-	102,6	-	-	103
Public Corporation "Aksai" shares	86	-	-	-	86
Public Corporation "Concern BETO"	24,5	-	-	-	25
TOTAL:	**48 234,3**	**102,6**	**44 658,3**	-	**3 678,6**

Loan, provided by the Corporation by December 31, 2004:

Name of the borrower	Amount of loan	Term of payment	Annual interest rate	Received guarantee (asset type/value)
Long term loans				
- Krasnodar KRTPC	2 179	Monthly payment by tranches 150 000 roubles till it paid completely	interest-free	-
- Public Corporation OK	64 000	31.12.2007	13%	-

Name of the borrower	Amount of loan	Term of payment	Annual interest rate	Received guarantee (asset type/value)
"Orbita"				
Provision for diminution in value	-			
Total: (Balance sheet account 144)	**66 179**			
Short term loans				
- Public Corporation OK "Orbita"	31 000	31.12.2005	13%	-
- Public Corporation OK "Orbita"	10 000	01.01.2005	interest-free	-
- Public Corporation OK "Orbita"	10 000	01.05.2005	interest-free	-
- Krasnodar branch of the Savings Bank №8619	3 010	upon presentation	interest-free	-
- Public Corporation "Svyazinvest-Media "	1 256	upon presentation	5%	-
Name of the borrower	**Amount of loan**	**Term of payment**	**Annual interest rate**	**Received guarantee (asset type/value)**
- "Investment Projects" LLC	4 707	upon presentation	interest-free	-
Provision for diminution in value	-			
Total: (Balance sheet account 250)	**59 973**			

Provision for diminution in value of loans was not built-up in 2004.

6.4. Deferred tax assets (balance sheet account 145)

Movements of deferred tax assets 2004:

Balance on January 1, 2004	107 343

Made up within the reported period by means of using deducted temporal differences	87 437
Liquidated as tax payments reduction	(14 585)
The assets written off after retiring of objects it was built-up for	
Balance on December 31, 2004	180 195

6.5. Miscellaneous non turnover assets (Balance sheet account 150):

	January 1, 2004	December 31, 2003
Advances, paid for non-current assets acquisition	388 429	438 359
Deferred expenses to buy out property due to leasing contracts	1	
Deferred expenses to buy out software and databases	558 409	1 234 875
Results of completed positively R and D works		
TOTAL:	**946 839**	**1 673 234**

Oracle E-Business Suite software

Deferred expenditures for the purchase of Oracle E-Business Suite software and databases and application of it to production to operate the Corporation in the amount of 641 876,00 thousand roubles. 10 745 non-exclusive licenses for E-business Suite 2003 Professional were bought. Deferred expenditures for the purchase of Oracle E-Business Suite software and databases and application of it to production will be written off after starting of work with the software as current expenses proportionate to the number of used licenses within a term of its useful time set up in the limits of 5-7 years.

The Corporation plan to perform completely application of this system to production from 2005 to 2008.

Inputs in the expenses to buy Oracle E-Business Suite software and databases and application of it to production will be written off after starting of work with the software as current expenses proportionate to the cost of used modules within a term of its useful time.

Amdocs Billing Suite software

Among the deferred expenditures for the purchase of software and databases there are expenses of the Corporation in the amount of 524 517 thousand roubles of Amdocs Billing Suite software to apply integrated computer-based system of calculation to production. The project of application of integrated computer-based system of calculation to production on the Amdocs Billing Suite platform is supposed to be put into action within 4-5 years.

Purchase of Amdocs Billing Suite software was approved of by the Corporation Board of directors on November 22, 2004.

Delivery of Amdocs Billing Suite software was effected in December 2004 by OOO «IBM Eastern Europe/Asia», to which the Corporation transferred 18 promissory notes in the amount of 648 810 thousand roubles to guarantee the payments. Payments of the promissory notes is planned to be effected by June, 1, 2006.

6.6. Inventory

Structure of raw materials, goods and other similar stocks of materials and capital equipment (Balance sheet account 211):

	By January, 1, 2004	By December, 31, 2004
Cable	240 866	258 742
Fuel	8 672	10 789
Spares	90 677	90 383

Materials under procession by other companies	34 420	13 766
Construction materials	118 429	170 863
Inventory and other equipment	74 640	81 712
Other materials	280 214	274 894
TOTAL:	**847 918**	**901 149**

Cost of inventory left as a deposit by December 31, 2004 is not available.

6.8. Short-term accounts receivable of customers (Balance sheet account 241):

	Total debt	**Allowance for doubtful debts**	**debt, less: allowance for doubtful debts**
By January, 1, 2004			
Settlement of accounts with natural persons (communication services)	462 006	22 432	439 574
Settlement of accounts with social security organizations on the reimbursement of expenses connected with the provision of reduced rates for special categories of subscribers	287 571	127 461	160 110
Settlement of accounts with budget organizations for the provision of communication services	122 045	39 594	82 451
Settlement of accounts with profit-making organizations (besides the operators of communication services)	161 934	33 790	128 144
Settlement of accounts with operators of communication services for the provision of	67 648	4 382	63 266

communication services			
Settlement of accounts with customer по non-specialized kinds of activity	45 944	26 992	18 952
Settlement of accounts for assets realized	7 175	24	71 51
Settlement of accounts for government contractual work on civil defence	-	-	-
TOTAL by January, 1, 2004:	**1 154 323**	**254 675**	**899 648**
By December, 31, 2004			
Settlement of accounts with natural persons (communication services)	477 311	27 029	450 282
Settlement of accounts with social security organizations on the reimbursement of expenses connected with the provision of reduced rates for special categories of subscribers	627 533	3220 48	305 485
Settlement of accounts with budget organizations for the provision of communication services	102 150	26 573	75 577
Settlement of accounts with profit-making organizations (besides the operators of communication services)	132 363	28 523	103 840
Settlement of accounts with operators of communication services for the provision of communication services	102 862	15 257	87 605
Settlement of accounts with customer по non-specialized kinds of activity	28 274	7 879	20 395
Settlement of accounts for assets realized	11 468	35	11 433
Settlement of accounts for government contractual work on civil defence	51	-	51
TOTAL by December, 31, 2004:	**1 482 012**	**427 344**	**10 54 668**

In 2005 article 47 of the Federal Law of July, 7, 2003 № 126-ФЗ comes into action «About Communication». It will change the procedure of reduced rates to the natural persons when communication services are provided to them by the organizations that provide such services. Since January 2005 communication service subscriber that have the right to benefits must effect payments for provided services in full with subsequent reimbursement of their expenses directly from the budget on the respective level. At the same time no provisions were made in the budgets to finance the debts of social security organisations connected with the reimbursement of expenses for the provision of benefits to the individual categories of subscribers during the preceding periods.

Debts of social security organisations connected with the reimbursement of expenses for the provision of benefits to the individual categories of subscribers makes 33,9% of the total amount of accounts receivable of the customers by December, 31, 2004 (17,7% by January,1, 2004).

Starting with 2004 the Corporation has been taking all possible steps to reimburse non-compensated expenses, connected with the provision of benefits through judicial authorities. In 2004 suits for 270 million roubles were allowed out of which the reimbursement for 169 million roubles were actually received.

By the April, 1, 2005 6,7 million roubles were received and suits for 135 million roubles were allowed. The amounts of provided benefits for 435 million roubles are verified by certificates of audits what gives definite guaranties that the suits in the amount of 435 million roubles will be allowed by judicial authorities.

In December 2004 the Corporation appraised the probability of paying off the dept on the reimbursement of expenses, connected with the provision of the benefits to the individual categories of subscribers and taking into account the possibility of paying off the debt though courts the Corporation calculated the allowance for doubtful debts in the amount of 322048 thousand roubles that made 51,3 % of the total amount of debt of social security organisations by December, 31, 2004.

6.9. Other accounts receivable, payments expected for the period of 12 months after report day (Balance sheet account 243)

	By January, 1, 2004	**By December, 31, 2004**
Payments on taxes and dues	200 844	111 030

Payments on social insurance and social security	3 673	4 962
Payments for remuneration of labour to the suff		
Payments to advance holders	973	704
Payments to the staff on other transactions	5 766	11 270
Payments to different debtors:	110 152	85 555
- payments for property and personal insurance	206	143
- payments, connected with claims	3 957	3 586
- payments under due profits		25 393
- payments under investments	20 000	19 179
- settlement of payments with affiliated and dependent corporations		
- settlement of payments under securities		3
- payments on taxes and dues	7	2
- other	85 985	37 249
TOTAL:	**321 411**	**213 521**

6.10. Authorized capital (Balance sheet accounts 410):

Authorized capital makes 1 297 779 thousand roubles and consists of 2 960 512 964 equities and 972 151 838 privileged shares with the nominal value of 0,33 roubles each.

Shareholder	**Equities**		**Privileged shares**	
	Number (items)	**Nominal value**	**Number (items)**	**Nominal value**
Legal Persons – total, including	**2 618 819 755**	**0,33**	**718 286 494**	**0,33**
Public Corporation «Sviazinvest»	1 500 670 705	0,33	0	0,33
Affiliated and dependent companies	0	0,33	1 854	0,33

Other legal persons - total, including.	1 118 149 050	0,33	718 284 640	0,33
PUBLIC CORPORATION " Depositary Clearing Company"	510 825 481	0,33	249 125 255	0,33
Bank of commerce "J. P. Morgan Bank International" (Limited Liability Company)	83 943 792	0,33	67 595 400	0,33
CLOSED CORPORATION "ABN AMRO BANK A.O."	66 872 389	0,33	220 425 047	0,33
"ING BANK (EURASIA) CLOSED CORPORATION" (CLOSED CORPORATION)	109 137 233	0,33	33 780 788	0,33
CLOSED CORPORATION "BRANSWICK U B S Nominees"	257 670 823	0,33	80 832 856	0,33
Natural persons– total, including	**341 693 209**	**0,33**	**253 865 344**	**0,33**
Corporation staff	179 905 337	0,33	120 902 815	0,33
Other natural persons	161 787 872	0,33	132 962 529	0,33
Total	**2 960 512 964**	**0,33**	**972 151 838**	**0,33**

As is on 31st of December, 2004 Cortporation authorized capital is completely paid.

Privileged shares have no voting authority. They could not be converted into equity share, annual dividends to be paid in the amount of not less than 10 percent of net profit calculated according to accounting data.

6.11. Capital stock bought out from stockholders (Balance sheet account 440)

As was on 31st of December 2004 the Corporation had no capital stock bought out from stockholders

6.12. 6.12. Distribution of profits

Planned profit distribution of 2004, liable to approval at annual stockholders' meeting which will be held in June of 2005.:

	sum
Capital before reporting year profit distribution	
Authorized capital	1 297 779
Capital reserves	64 889
Additional capital	5 639 535
Passed years profit	5 142 900
Net Profit of the reporting year	276 649
Capital before profit distribution, total:	**12 421 752**
Principles of profit of the reporting year	
Profit transferred to surplus fund	
Profit transferred to form a fund of the Corporation staff purchasing shares (if its formation stipulated in the founding documents)	
Profit for payment of dividends	55 328
Results of reporting year profit distribution	**55 328**
Capital after profit distribution	
Authorized capital	1 297 779
Capital reserves	64 889
Additional capital	5 639 535

Passed years profit	5 364 221
Capital after profit distribution, total:	**12 366 424**
Reduction of capital after reporting year profit distribution	**55 328**
Increase of capital (reduction) in the part of reported year non distributed profit (110 000- 100 000)	221 321

6.13. Dividends

In the year 2004 the payment of dividends in the amount of 0,0812 roubles per equity and 0,11114 roubles per privileged share was reported for the year of 2003. Sum of dividends for payment was 348 438,61 thousand roubles.

Type of shares	Number of shares (items)	Dividends for one share (roubles)	Total amount of dividends (roubles.
privileged shares, A class	972 151 838	0,0812	108 044 955,63
equities	2 960 512 964	0,11114	240 393 652,41
total:	3 932 664 802	-	348 438 608,04

In the enclosed statement dividends for the year 2004 are not shown. They will be shown as a use of non distributed profit for the year 2005 after its distribution at the shareholders annual meeting.

6.14. Credits and loans (line 510 and 610of the Balance-sheet):

	Long-term		**Short-term**	
	01.01.2004г.	**31.12.2004г.**	**01.01.2004г.**	**31.12.2004г.**
Bank credits, total:	**4 719 044,0**	**6 296 803,0**	**3 620 964,5**	**4 046 301,0**
including:				
- joint-stock bank Sberbank RF	2 799 300,0	1 785 000,0	296 217,5	1 380 000,0

- Public Corporation «ALFA-BANK» Krasnodar branch	504 398,1	632 070,3	618182,0	753 418,8
- Public Corporation Joint-stock bank Rosbank	1 000 000,0	1 500 000,0	1 000 000,0	0
- Close Corporation Interbational Moscow Bank	250 000,0	0	50 000,0	252 429,5
- «Vneshekonombank»	156 236,3	51 161,3	911 762,5	1 053 866,9
- Public Corporation Promstroibank	0	900 000,0	250 000,0	103 937,2
- Public Corporation « ALFA-BANK» Volgograd branch	0	228 571,4	482046,1	171 954,6
- Public Corporation Vneshekonombank	0	1 200 000,0	0	0
- Public Corporation Joint stock bank Yug-Bank	0	0		200 694,0
- Public Corporation Volgo-Kaspiisky Joint stock bank, the city of Astrakhan	9 109,6	0	12 756,4	130 000,0
Organization loans, total:	**53 371,6**	**47 083,0**	**2 979,4**	**4 982,0**
including:				
- «Stavtelesot»	24 071,5	0	0	0
- «Narodny telephone»	3 378,5	0	2 775,9	0
«Narodny telephone» - interest-free loan from natural persons	25 921,6	0	0	4 982,0
- «Svyazinvest»	0	0	203,5	0
- Volgograd «Narodny telephone» - interest-free loan from natural persons till the year	0	23 011,0	0	0

2014.				
- Stavropol «Narodny telephone» - interest-free loan from natural persons till the year 2011.	0	24 072,0	0	0
Bonds issued, including coupon payments	**0**	**5 000 000,0**	**1 560 861,3** 60 861,3	**1 725 031,8** 62 035,0
- Public Corporation Joint stock bank Rosbank	0	3 500 000,0	0	1 662 996,8
- LLC Renascence broker	0	1 500 000,0	1 500 000,0	0
Promissory notes, including:	**0**	**0**	**187 100,1**	**2 297 919,5**
- Close Corporation «RTK-INVEST»	0	0	64 745,8	1 105 000,0
- Public Corporation Promstroibank	0	0	122 354,3	842 919,5
- LLC Brokerskaya kontora	0	0	0	350 000,0
TOTAL:	**4 772 415,6**	**11 343 886, 0**	**5 371 905,3**	**8 074 234,3**

- with the Krasnodar branch of savings bank (Sberbank) № 8619 contract № 252 of March, 24, 2004 for 90 000,0 thousand roubles at 12,5% annual rate, period of validity of the contract is till September, 15, 2005. The guaranty of the credit is the equipment for 105 037,9 thousand roubles;

- with the Krasnodar branch of savings bank (Sberbank) № 8619 contract № 311 of June, 23, 2004 for 140 000,0 thousand roubles at 11,6% annual rate, the period of validity of the contract is till December, 16, 2005. The guaranty of the credit is the equipment for 115 293,3 thousand roubles;

- with the Krasnodar branch of savings bank (Sberbank) № 8619 contract № 464 of December, 20, 2004 for 160 000,0 thousand roubles at 11,6% annual rate, the period of validity of the contract is till June, 16, 2006. The guaranty of the credit is the equipment for 568 705,8 thousand roubles;

- with the Krasnodar branch of savings bank (Sberbank) № 8619 contract № 345 of July, 28, 2004 for 100 000,0 thousand roubles at 10% annual rate, the period of validity of the contract is till December, 22, 2004, without any guarantee.

- with the Krasnodar branch of savings bank (Sberbank) № 8619 contract № 378 of September, 14, 2004 for 34 000,0 thousand roubles at 10 % annual rate, the period of validity of the contract is till February, 9, 2005 without any guarantee;

- with Public Corporation Joint-stock bank Rosbank contract № RRD/RK/13/04of March, 16, 2004 for 1 000 000,0 thousand roubles at 13,5 % annual rate, the period of validity of the contract is till March, 14, 2007. The guaranty of the credit is the equipment for 1 144 758,3 thousand roubles;

- with Public Corporation Joint-stock bank Rosbank contract № RRD/RK/035/04 of May, 28, 2004 for 1 000 000,0 thousand roubles at 13,5 % annual rate, the period of validity of the contract is till March, 14, 2007. The guaranty of the credit is the equipment for 1 176 267,8 thousand roubles;

- with Public Corporation «ALFA-BANK» in Krasnodar contract № 79257 the first stage starting on June, 8, 2004 for 62 857,1 thousand roubles at 12 % annual rate, the period of validity of the contract is till June, 1, 2006. The guaranty of the credit is the equipment for 514 800 thousand roubles;

- with Public Corporation «ALFA-BANK» in Krasnodar contract № 79257 the second stage starting on June, 9, 2004 for 61 057, 1 thousand roubles at 12 % annual rate, the period of validity of the contract is till April, 1, 2006. The guaranty of the credit is the equipment for 514 800 thousand roubles;

- with Public Corporation «ALFA-BANK» in Krasnodar contract № 79257 the third stage starting on June, 8, 2004 for 62 857,1 thousand roubles at 12 % annual rate, the period of validity of the contract is till May, 1, 2006. The guaranty of the credit is the equipment for 514 800 thousand roubles;

- with Public Corporation «ALFA-BANK» in Krasnodar contract № 79257 the fourth stage starting on June,15, 2004 for 1 800,0 thousand roubles at 12 % annual rate, the period of validity of the contract is till April, 1, 2006. The guaranty of the credit is the equipment for 514 800 thousand roubles;

- with Public Corporation «ALFA-BANK» in Krasnodar contract № 79257 the fifth stage starting on June,15, 2004 for 45 000,0 thousand roubles at 12 % annual rate, the period of validity of the contract is till March, 1, 2006. The guaranty of the credit is the equipment for 514 800 thousand roubles;

- with Public Corporation «ALFA-BANK» in Krasnodar contract № 79257 the sixth stage starting on June,30, 2004 for 40 000,0 thousand roubles at 12 % annual rate, the period of validity of the contract is till February, 23, 2005. The guaranty of the credit is the equipment for 514 800 thousand roubles;

- with Public Corporation «ALFA-BANK» in Krasnodar contract № 78914 of February, 2, 2004 for 105 000,0 thousand roubles at 13,75% annual rate, the period of validity of the contract is till February, 2, 2005. The guaranty of the credit is the equipment for 124 687,5 thousand roubles;

- with Public Corporation «ALFA-BANK» in Krasnodar contract № 78959 of February, 19, 2004 for 75 000,0 thousand roubles at 13,5% annual rate, the period of validity of the contract is till February, 21, 2005. The guaranty of the credit is the equipment for 88 875,0 thousand roubles;

- with Public Corporation «ALFA-BANK» in Krasnodar contract № 79149 of April, 29, 2004 for 124 000,0 thousand roubles at 12% annual rate, the period of validity of the contract is till April, 29, 2006. The guaranty of the credit is the equipment for 151 575,0 thousand roubles;

- with Public Corporation «ALFA-BANK» in Krasnodar contract № 79172 of May, 6, 2004 for 120 000,0 thousand roubles at 12% annual rate, the period of validity of the contract is till May, 6, 2006. The guaranty of the credit is the equipment for 152 100,0 thousand roubles;

- with Public Corporation «ALFA-BANK» in Krasnodar contract № 79705 д.с. 1 of December, 27, 2004 for 200 000,0 thousand roubles at 14% annual rate, the period of validity of the contract is till December, 27, 2007. The guaranty of the credit is the equipment for 625 092,9 thousand roubles;

- with Public Corporation «ALFA-BANK» in Volgograd contract № 1943 of April, 23, 2004 for 400 000,0 thousand roubles at 12% annual rate, the period of validity of the contract is till April, 21, 2006. The guaranty of the credit is the equipment for 487 943,3 thousand roubles;

- with Sberbank in St. Petersburg contract № 57/04 of April, 29, 2004 for 1 000 000,0 thousand roubles at 13,1% annual rate, the period of validity of the contract is till April, 26, 2007. The guaranty of the credit is the equipment for 1 277 327,5 thousand roubles;

- with Sberbank in St. Petersburg contract № 36/04 of April, 2, 2004 for 285 000,0 thousand roubles at 13,% annual rate, the period of validity of the contract is till November, 11, 2004. The guaranty of the credit is the equipment for 344 462,7 thousand roubles;

- with Public Corporation «Industry and Construction Bank» contract № 22/04 of February, 16, 2004 for 90 000,0 thousand roubles at 13,5% annual rate, the period of validity of the contract is till November, 30, 2004. The guaranty of the credit is the equipment for 99 728,0 thousand roubles;

- with Public Corporation Joint-stock bank «Yug-Bank» contract № 3075 of December, 8, 2004 for 100 000,0 thousand roubles at 12 % annual rate, the period of validity of the contract is till March, 3, 2005. The guaranty of the credit is the equipment for 103 092,8 thousand roubles;

- with Public Corporation Joint-stock bank «Yug-Bank» contract № 2889 of December, 8, 2004 for 100 000,0 thousand roubles at 12 % annual rate, the period of validity of the contract is till June, 21, 2004. The guaranty of the credit is the equipment for 101 700,0 thousand roubles;

- with Public Corporation Joint-stock bank «Yug-Bank» contract № 3010 of September, 16, 2004 for 100 000,0 thousand roubles at 10 % annual rate, the period of validity of the contract is till June, 21, 2004. The guaranty of the credit is the equipment for102 908,2 thousand roubles;

- with Public Corporation Joint-stock bank «Yug-Bank» contract № 3012 of September, 20, 2004 for 100 000,0 thousand roubles at 10 % annual rate, the period of validity of the contract is till June, 21, 2004. The guaranty of the credit is the equipment for 102 500,0 thousand roubles;

- with Public Corporation Joint-stock bank «Yug-Bank» contract № 2936 of June, 22, 2004 for 100 000,0 thousand roubles at 10 % annual rate, the period of validity of the contract is till September, 17, 2004. The guaranty of the credit is the equipment for 102 500,0 thousand roubles;

- with Public Corporation Vneshtorgbank in Krasnodar contract № 80/04 thousand roubles of July, 28, 2004 for 280 000,0 at 13 % annual rate, the period of validity of the contract is till July, 26, 2007, without any guaranty;

- with Public Corporation Vneshtorgbank in Krasnodar contract № 78/04 for 280 000,0 thousand roubles of July, 22, 2004 at 13 % annual rate, the period of validity of the contract is till July, 21, 2007, without any guaranty;

- with Public Corporation Vneshtorgbank in Krasnodar contract № 93/04 for 260 000,0 thousand roubles of August, 31, 2004 at 13 % annual rate, the period of validity of the contract is till August, 30, 2007. The guaranty of the credit is the equipment for 293 800,0 thousand roubles;

- with Public Corporation Vneshtorgbank in Krasnodar contract № 103/04 for 100 000,0 thousand roubles of September, 30, 2004 at 13 % annual rate, the period of validity of the contract is till September, 29, 2006. The guaranty of the credit is the equipment for 117 609,4 thousand roubles;

- with Public Corporation Volgo-Caspian Bank contract № 144 for 130 000,0 thousand roubles of June, 23, 2004 at 13 % annual rate, the period of validity of the contract is till September, 25, 2005. The guaranty of the credit is the equipment for 142 617,0 thousand roubles;

Bonded debts

In 2004 the Corporation registered the issue of inconvertible interest-bearing documentary coupon bonds for the amount of 5 000 000,0 thousand roubles including bonds for the amount of 1 500 000,0 thousand roubles and 3 500 000,0 thousand roubles with the nominal value of 1000 roubles each with 9,25 and 12,3 percent coupons. Payments for the first coupon are effected on August, 11, 2004 and April, 07, 2005.

Other coupon payments (starting with 2 to 10) are effected: on February, 9, 2005, August, 10, 2005, February, 8, 006г, August, 09, 2006, February, 07, 2007. And on October, 07,2005, April, 8, 2006, October, 8.10, 2006, April, 09, 2007, October, 09, 2007, April, 09, 2008, October, 09, 2008, April 10, 2009, October, 10, 2009.

The date of the bonds redemption is February 07, 2007 and October 10, 2009.

Issued bonds make provisions for offers which make it possible for the bond holders to produce the bonds to the Corporation on stipulated dates. The closest dates of the offer are February, 03, 2005,

April, 03, 2006. Profit from issuing bonds is used to the repayment of credit: Public Corporation Joint-stock bank Rosbank in the amount of 1 500 000,0 thousand roubles, Public Corporation Joint-stock bank Sberbank RF in the amount of 250 000,0 thousand roubles, to finance the branches and for the operation activity in the amount of 1 800 000,0 thousand roubles, to pay for building and assembly jobs to the USKK, USS, Svyazstroi-2, Electrosetstroiproekt in the amount of 1 500 000,0 thousand roubles.

In 2004 the Corporation fulfilled the obligations on coupon profit payments for the first and the second bond coupons in the amount of 213 030,0 thousand roubles, placed on September, 18, 2003.

Fulfilled the obligations on coupon profit payments for the first and the second bond coupons in the amount of 67 180,0 thousand roubles, placed on February, 11, 2004.

Total amount of coupon profit made 280 210,0 thousand roubles. The obligation was fulfilled in due time, stipulated by the Decision about Issuing and the Bond Offering Circular.

Loans on Promissory Notes

In 2004 the Corporation issued promissory notes in the amount of 388 items for 4 244 407,0 thousand roubles, including 370 notes in russian roubles for 3 570 870,4 thousand roubles, 18 notes in foreign currencies for 673 536,5 thousand roubles for the period of 1,5 months to 1,5 years.

Promissory note discount in Russian roubles made from 11% to 16,7% annual rate, on Promissory note discount in foreign currencies - 6%. The redemption date for promissory notes is from 2004 to 2006.

Bank Loans

Vneshekonombank

In 1995-1996 RF Ministry of Finance provided long-term financing for the Corporation for the purchase of equipment from foreign suppliers. At the same time Vneshekonombank acted as and agent, that credited the Corporation on behalf of the Ministry.

In 1995-1996 RF Ministry of Finance provided long-term financing for the Corporation for the purchase of telecommunication equipment from different foreign. Vneshekonombank acted as the

agent that credited the Corporation on behalf of the Ministry. By December, 31, 2004 the obligations to the Vneshekonombank make 1 343 055 thousand roubles, including penalty rate on the account 76.18 –238026,8 thousand roubles.
In 2004 the Corporation effected reappraisal of the obligations to Vneshekonombank nominate in euro. The sum of reappraisal made 104174.9 thousand roubles, and is shown at page 130 «Non-sales expenses» - in the article «Other non-sales expenses» the amount the main debt is 64979,2 thousand roubles, the interest rate amounts to 15774,8 thousand roubles, the Ministry of Finance commission made 6694,8 thousand roubles, penalty rate is 16726,1 thousand roubles, in the article «The previous period losses, found out in the reporting year in» - the amount of calculated reappraised penalties and is 0 тыс. руб.

Schedule of long-term credits and loans payments on December,31, 2004:

	Sum to be paid
in 2006	2 796803,0
in 2007	3 500 000,0
in 2008	1 500 000,0
in 2009	3 500 000,0
after 2010	47 083,0
TOTAL:	**11 343 886,0**

The Corporation expenses, in connection with obtaining and using of loans and credits are related to:

	2004
- as part of operation expenses	2 007 055
- as cost value of investment assets	44 868
TOTAL:	**2 051 923**

6.15. Deferred tax liabilities (Balance sheet account 515)

Movements of deferred tax liabilities in 2004:

Balance on January, 1, 2004	248 142
Made up during reporting period in respect of taxable time differences	298 573
Paid to increase tax payments	53 243
Written-off at retirement of objects in relation to which they were formed	
Balance on December 31, 2004	**493 472**

6.16. Other long-term liabilities (Balance sheet account 520)

	On January, 1, 2004	On December, 31, 2004
Settlements with the suppliers and contractors (commercial credit)	3 177 409	3 769 156
Long-term part of tax and duty liability	1138	346
TOTAL:	**3 178 547**	**3 769 502**

If compared with the previous year long-term accounts payable increased by 590955 thousand roubles what is connected with the purchase of equipment on leasing contracts.

6.17. Accounts payable

Tax and duty budget settlements (Balance sheet account 625):

	On January, 1, 2004	On December, 31, 2004
VAT payments	4 946	67 589
Profit tax payments	1 566	63 586
Natural persons income tax payments	27 115	27 365
Property tax payments	36 415	157 537
Transport tax payments	85	440
Land-tax	213	247
Single imputed earnings tax payments	23	26
Payments for using subsoil	1	1
Sales tax payments	30 520	131
Other taxes and duties	1 968	1 196
TOTAL:	102 852	318 118

Increase in property tax liabilities to the budget by 121 122 thousand roubles is explained by change in methods of calculation of this tax. Increase in VAT liabilities is explained by the growth of the revenue if compared with the previous 2003 year.

Other accounts payable (Balance sheet account 626):

	On January, 1, 2004	On December, 31, 2004
Settlements with advance holders	610	334
Settlements with the staff on other transactions	241	159

Settlements with different creditor, including:	480 345	5036 95
- payments of deposited sums	1 594	2 065
-payments of deferred taxes (VAT and и sales tax)	138 804	130 005
-property and personal insurance payments	27	14 692
- payments under claims	112	89
-payments under taxes and duties	1	
- security transaction settlements	1 000	
-other payments:	338 807	356 844
including: – Vnesheconombank	169 165	238 027
– Non-profit-making Partnership "Communications Development and Research Centre»	63 874	8 873
– other:	105 768°	109 944
TOTAL:	581 196	504 188

6.18. Deferred income (Balance sheet account 640)

	On January, 1, 2004	**On December, 31, 2004**
budgetary funds of purpose based financing, total	458	323
including		
- civil defence	93	23
- mobilization training and maintenance of mobilization reserve	359	300
- budgetary funds as cash assets for other purposes		
- budgetary funds as other funds for other	6	

purposes		
Funds of purpose based financing (apart from budgetary funds)	52 651	84 415
Deferred income,total	219 786	250 190
including		
- non-repayable receipts	211 735	248 334
- other deferred income	8 051	1 856
TOTAL:	272 896	334 928

7. Explanations to essential items profit-and-loss report

7.1. Incomes from the common kinds of activities

The proceeds from the products, goods sale, rendering services, execution of works (VAT, excise duties and similar compulsory payments excluded) VAT and sales tax:

	2004	**2003**
International and city communications	6 526 740	5 855 759
Urban and rural communications	6 410 077	5 154 961
Radiocommunications, broadcasting, television, satellite communication	20 863	17 353
Wire broadcasting	17 4521	171 941
Wireless communications	9 080	16 791
Documentary telecommunication	168 702	181 147
Incomes from the new telecommunication kinds	803 851	481 633
Incomes from communication operators	2 175 933	1 343 103
Other kinds of communication (profile kinds of activities)	13 360	

Incomes from other realizations (nonprofile kinds of activities)	449 449	283 899
IN TOTAL:	**16 752 576**	**13 506 587**

Settlements by nonmonetary means

In 2004 y a part of the Company proceeds from rendering services, execution of works, sale of goods, products was gained on contractual terms, stipulating performance of liabilities (payment) by nonmonetary means:

	2004	**2003**
The organizations with which the settlements were made by nonmonetary means in total	54	38
Proceeds gained from such operations – in total, including:	1 628 384,7	867 174,8
with PJSC «Rostelecom»	767 213,5	278 608,12
with ZAO «Rostelegraph»	61 769,7	
with «CTS» LLC	42 934,1	-
with «Kubtelecom» LLC	32 561,3	5 365,0
with «Kuban – GSM»	13 491,7	6373,6
ZAO «Tuapse – Communication»	11 719,3	13 395,2
ZAO «Stavtelecom»	21 717,0	7 114,0
ZAO «Stavtelesot»	9 696,0	-
«Intmashservice» LLC	7 710,6	-
Proceeds from the contracts, stipulating payment by nonmonetary means – totally in % of total proceeds	4,6 %	2,0 %

The cost of rendered services, executed works, sold goods was determined by the Company on the usual commercial terms.

7.2. Expenses on the usual kinds of activities

Expenses on the sale of products, goods, rendering services, execution of works:

	2004	2003
Expenses on labour payment	4 219 092	353 0154
Contributions to social insurance	1 264 868	1 094 400
Depreciation on fixed assets	1 673 367	1 070 538
Material expenses	1 157 764	975 462
Electrical energy	263 079	233 929
Expenses on communication operators' services (except PJSC Rostelecom»)	411 681	352 359
Expenses on PJSC "Rostelecom" services	2 042 722	1 489 449
Services of other organizations	1 044 384	737 231
Taxes and dues, included into the set of expenses on the usual kinds of activities	40 031	31 681
Other expenses	1 241 995	937 744
IN TOTAL:	**13 358 983**	**10 452 947**

7.3 Operation incomes and expenses:

Composition of operation incomes:

	2004	2003
Incomes from sale and other replacement of assets	442 579	279 255
Incomes from sale and other replacement of capital assets	45 832	28 165
Incomes from joint activities	3 858	3 714

Other operating incomes	44 955	3 437
Among those:		
Receiving metal scrap, spare parts	148	53
other operating services	149	3384
The reserve for depreciation of securities was restored	44 658	
IN TOTAL:	**537 224**	**314 571**

The composition of operating expenses:

	2004	**2003**
The expenses connected with participation in authorized capitals of other organizations	38 056	
The expenses connected with sale and another replacement of assets	169 545	162 559
The expenses connected with sale and another replacement of capital assets	64 943	85 069
Contributions to reserves for the doubtful debts	191 454	104 641
Contributions to reserves for depreciation of financial investments	103	48 234
Expenses on taxes and dues	541 277	249 066
Expenses on payment of credit organizations services	104 617	49 557
Expenses connected with participation in the joint activities		4
Other operating expenses	83 752	24 483
Among which:		
Extra expenses for the issue of the loan on	65 267	17 689

debentures		
Services for determination of credit ability	1 651	1 277
Damages from currency conversion		392
Insurance of property in pawn	13 641	4 504
Expertise of equipment for sale		98
Expenses on servicing securities	2 736	
Other expenses	457	523
IN TOTAL:	**1 193 747**	**723 613**

7.4. Off-realization incomes and expenses:

The composition of the off-realization incomes:

	2004	2003
Penalties, fines, smart money for violation of contractual terms, receipts for compensation of inflicted damages	2 157	4 337
Profit of the last years, revealed in the year of account	94 865	46 418
Rate differences	10 213	54 474
Sum differences	23 748	22 903
Profit from forgiveness of accounts payable with expired limitation of actions	2 723	5 704
The assets received free of charge	12 636	15 516
Receipts for compensation of damages	125 165	1 273
The cost of property, found upon the balance of inventory	10 669	2 594
Others	105 503	14 253

Among which:		
Compensation of costs for servicing АДР	8 288	1 932
The receipt of earlier forgiven accounts receivable	14 006	4 646
Compensation of expenses on installation of phones for immunity categories of subscribers:		29
Return from inspection of inland revenues	6 639	
Afterestimation for Vnesheconombank	67 315	
Afterestimation for Alfa-bank	4 384	
Receiving of redundancies	616	
Return of state dues	1 299	
Others	2 956	7 646
IN TOTAL:	**387 679**	**167 472**

The composition of the off-realization expenses:

	2004	**2003**
Penalties, fines, smart money for violation of contractual terms, receipts for compensation of inflicted damages	62 599	55 723
Compensation of inflicted damages	942	195
The losses of the last years, revealed in the year of account	85 689	82 091
Rate differences	8 123	137 627
Sum differences	14 103	20 108
Amortization of accounts payable with expired limitation of actions	1 439	1 836
Amortization of accounts receivable, unreal for recovery	705	830
The cost of property, the shortage of which was	2	38

revealed by results of inventory		
The expenses, connected with charity and sponsor assistance, carrying out cultural activities of similar kind	92 033	80 611
Membership fees, paid to association and noncommercial partnerships	1 278	134 907
Payments to personnel, not included into composition of expenses on conventional kinds of activities	53 797	19 649
Expenses on mobilization training and civil defense	28 715	24 618
Penalties and fines in relation to taxes and dues	2 945	18 873
Others	243 922	200 252
among which:		
Afterestimation of accounts payable	106 792	60 555
Contents of social sphere	7 129	18 751
Financing of DDU	33 722	15 881
Expenses on reorganization		15 549
Servicing own securities, work with the shareholders		5 017
Rent of cottages	23 247	10 042
Registration, reregistration	7 449	5 971
Contributions to the trade union committee	12 887	5 884
Expenses of corporate character	13 110	6 021
Others	39 586	56 581
IN TOTAL:	**596 292**	**777 358**

7.5. Extraordinary incomes and expenses

Composition of extraordinary incomes:

	2004	**2003**
Insurance redemption	1 064	268
Budgetary financing in connection with extraordinary circumstances		
Cost of material values, remained after writing-off assets	1	
Other receipts in connection with extraordinary circumstances		
IN TOTAL:	1 065	268

Composition of extraordinary expenses:

	2004	**2003**
Cost of the lost material values	36	
Losses from writing-off capital assets	142	274
Expenses on liquidation of consequences caused by the acts of God and other extraordinary circumstances	7 910	7 040
IN TOTAL:	**8 088**	**7 314**

7.6. Expenses on profits tax

The Company determined the constituents of profits tax in 2004 as follows:

Name of parameter	Sum	Tax rate	Sum	Constituent of profits tax
Book profit	**599 918**	**24**	**143 980**	**Conditional expense (income) on profits tax**
Taxable temporary differences:	**1 022 208**	**24**	**245 330**	**Deferred tax liabilities**
including:				including:
- differences appeared	**1 244 054**	**24**	298 573	- creation of deferred tax liabilities
- differences repaid	**221 846**	**24**	53 243	- repayment of deferred tax liabilities
- differences on retired objects written off				- writing off deferred tax liabilities on retired objects
Withheld temporary differences:	**303 551**	**24**	**72 852**	**Deferred tax active**
including:				including:
- differences appeared	**364 321**	**24**	87 437	- creation of deferred tax actives
- differences repaid	**60 770**	**24**	14 585	- repayment of deferred tax actives
- differences on retired objects written off				- writing off of deferred tax actives on retired objects
Constant taxable differences	**1 104 883**	**24**	**265 172**	**Constant tax liability**
Constant withheld differences	**357 847**	**24**	**85 883**	**Constant tax active**
Tax base for tax return	**628 296**	**24**	**150 791**	**Current tax**

Expenses of the Company on 2004 profits tax amounted to:

Expenses in total	**(323 269)**
including	
- conditional expense on profits tax	(143 980)
- constant tax liabilities	(265 172)
- constant tax actives	85 883

The report of profits and losses shows the expenses of the Company on 2004 profits tax as a totality of sums:

Expenses in total	**(323 269)**
including	
- current tax	(150 791)
- deferred tax liabilities	(245 330)
- deferred tax actives	72 852

Constant taxable differences, that resulted in correction of conditional profits tax, in total	**1 104 885**
including:	
- *Material assistance for vacation*	111 153
- *Payments for personnel*	85 220
- *Non-state provision for retired*	
- *Charity*	60 480
- *Contributions to the trade union committee, nonrecurring payments, payment of vouchers, material assistance for family circumstances, allowance to pensions*	81 751
- *Expenses on activities, transferred for the payment of single tax*	

- *others*	74 805 22 547 668 929
Constant deductible differences, that resulted in correction of conditional profits tax, in total	**357 847**
including:	
- *incomes due to participation in UK of other organizations*	77 552
- *Expenses on activities, transferred for the payment of single tax*	12 919
- *Profits of the past years*	17 197
- *others*	250 179
Temporary taxable differences, that resulted in correction of conditional profits tax, in total	**1 022 208**
including:	
- *depreciation on fixed assets*	458 547
- *payments of leasing contracts*	716 856
- *reserve for the doubtful debts*	-191 454
- *others*	38 259
Temporary deductible differences, that resulted in correction of conditional profits tax, in total	**303 551**
including:	
- *reserve of the forthcoming expenses on labour payment*	59 982
- *reserve of the forthcoming expenses on the unified social income*	15 595

- *losses resulting from housing and communal services*	31 145
- *reserve for the doubtful debts*	107 755
- *assets received free of charge*	41 063
- *others*	48 011

7.7. Net profit of accounting period

In 2004 the «net profit (loss) of accounting period» indicator was determined by the data of bookkeeping, coming from the fact that expenses on the profits tax, deductible from the sum of profits prior to taxing, shall be determined as a sum of conditional expense on the profits tax, corrected for the sum of constant tax liabilities and assets.

The «net profit (loss) of accounting period» indicator figuring in the profit-and-loss report for 2004 was calculated, coming from the fact, that expense on the profits tax, subject to deduction from the sum of profit prior to taxation, was formed as a totality of sums, shown in the items «deferred tax actives», «deferred tax liabilities» and «current profits tax».

7.8. Profit per share

The base profit per share shows a profit part of accounting year, due to the shareholders – owners of ordinary shares. It was calculated as a relation of an accounting year base profit to the average weighted number of ordinary shares in circulation within accounting year.

The base profit of accounting year is equal to net profit (Article 190 of the profit-and-loss report) with the deduction of dividends on 2004 preferred stock in the size, proposed by the Board of Directors, but not adopted by the date of signing 2004 accounts.

When calculating average weighted number of ordinary shares in circulation within accounting year, the shares of the Company, purchased from the shareholders, were deducted.

	2004	2003
Accounting year base profit, thousand rubles	248 998	972 392
Average weighted number of ordinary shares in circulation within accounting year, thousand shares	2 960 512 964	2 960 512 964
Base profit per a share, in rubles.	0,0000841	0,32845

The Company did not perform supplementary issue of ordinary shares in 2004. The Company also had no securities, the conditions of which issue made provision for their conversion into the extra number of ordinary shares, and there was no event, related to increase in the number of ordinary shares. That is a reason why the Company does not make the calculations of the watered return on a share.

8. Affiliated persons

The explanatory note of the Company discloses the most essential information affiliated persons. See Supplement 1 to the present explanatory note for the full list of the Company affiliated persons.

The head company

The Company is controlled by Corporation PJSC «Sviazinvest», owning 50,69 percent of the Company ordinary shares. Other 49,31 percent of ordinary shares are distributed among the numerous shareholders. PJSC «Sviazinvest» is a final head organization of the mutually connected organizations group, of which the Company makes a part.

Sales of produce and services to affiliated persons

In the year of account the Company rendered services and sold its products to affiliated persons as follows:

Name of affiliated person	Character of relations	Kinds of sales	Method of operations	2004	2003

			price determining		
PJSC «Rostelecom»	Controlled by PJSC «Sviazinvest»	Communica tion services	usual commercial terms	636 126	265 583
DZAO "Armavir communications plant"	Control	Delivery of goods	usual commercial terms	1 411	855
PJSC "OK Orbita"	Control	Communica tion services	usual commercial terms	1 144,2	1 410
ZAO "CMTO"	Control	Communica tion services	usual commercial terms	895,4	190
ZAO "Yugsviazstroi"	Control	construction services, delivery of goods	usual commercial terms	12 958	17 695
PJSC "V.I. Kuzminov Stavtelecom"	Control	Communicat ion services	usual commercial terms	83 706	62 692
"Private Guard Enterprise "Protection-C" LLC	Control	Communica tion services	usual commercial terms	-	272
LLC "Intmashservice"	Control	Communica tion services	usual commercial terms	2 353	8 779
ZAO "Telesot-Alania"	Control	Communica tion	usual commercial terms	11 255,3	14 879

		services			
ZAO TRK Photon»	Control	Communication services	usual commercial terms	26	-
ZAO "Astrakhan-Mobile"	Significant influence	Communication services	usual commercial terms	3 192	5 186
ZAO "Volgograd-GSM"	Significant influence	Communication services	usual commercial terms	122 888,4	63 185
ZAO "Volgograd-Mobile"	Significant influence	Communication services	usual commercial terms	7 660	3 113
ZAO "ZanElCom"	Significant influence	Communication services	usual commercial terms	593	208
ZAO "Kabardino-Balkarian GSM"	Significant influence	Communication services	usual commercial terms	-	206
ZAO "Karachai-CherkesskTeleSot"	Significant influence	Communication services	usual commercial terms	9 328	515
ZAO "Cellular communication Alania"	Significant influence	Communication services	usual commercial terms	2 347,4	4 213
ZAO "Stavropol mobile communication"	Significant influence	Communication services	usual commercial terms	1 036,4	4 485
ZAO	Significant	Communica	usual	379	853

"TeleRossVolgograd "	influence	tion services	commercial terms		
ZAO "TeleRoss-Kubanelectro-sviaz"	Significant influence	Communica tion services	usual commercial terms	4 918	4 682
PJSC "SKET"	Significant influence	Communica tion services	usual commercial terms	117	33
"YugGiprosviaz" LLC	Significant influence	Communica tion services	usual commercial terms	12 040	8 062
PJSC «TV Company IR»	Significant influence	Communica tion services	usual commercial terms	390,3	-
IN TOTAL:	**X**	**X**	**X**	**914 764,4**	**467 096**

Purchases from affiliated persons

In accounting year the Company enjoyed the services of affiliated persons as follows:

Name of affiliated person	Character of relations	Kinds of sales	Method of operations price determining	2004	2003
PJSC «Rostelecom»	Controlled by PJSC «Sviaz-invest»	Communication services	usual commercial terms	2 042 7 23	1 518 057
DZAO "Armavir communications plant"	Control	Communication services	usual commercial terms	53 485	140 364
ZAO "Avtocentr Yug"	Control	Communication services	usual commercial terms	-	222
PJSC "OK" Orbita"	Control	Health improving services	usual commercial terms	34 848,5	21 562
ZAO "CMTO"	Control	Logistics	usual commercial terms	55 162,4	17 083
ZAO "Yugsviazstroi"	Control	Construction services	usual commercial terms	1 916 6 48,4	985 696
PJSC " V.I. Kuzminov Stav-telecom "	Control	local, intercity communication	usual commercial terms	18 993	301

Name of affiliated person	Character of relations	Kinds of sales	Method of operations price determining	2004	2003
LLC "Private Guard Enterprise "Protection-C"	Control	Guard services	usual commercial terms	-	11 479
LLC "Intmashservice"	Control	repair, maintenance of communications	usual commercial terms	67 342	50 400
ZAO "Telesot-Alania"	Control	Communication services	usual commercial terms	5,2	-
ZAO TPK "Photon"	Control	Advertising services	usual commercial terms	298,8	-
ZAO "Volgograd-GSM"	Significant influence	Mobile communication services GSM-900Mhz	usual commercial terms	6 065	3 884
Name of affiliated person	**Character of relations**	**Kinds of sales**	**Method of operations price determining**	**2004**	**2003**
ZAO "Volgograd-Mobile"	Significant influence	Mobile communication services AMPS - 80 Mhz	usual commercial terms	24	478
ZAO "Kabardino-Balkarian GSM"	Significant influence	Mobile communication services	usual commercial terms	-	71
ZAO "Karachai-CherkesskTeleSot "	Significant influence	Mobile communication services, GSM-	usual commercial terms	592	3

		900Mhz			
ZAO "Mobilcom"	Significant influence	Paging communication services	usual commercial terms	75,4	17
ZAO "Cellular communication Alania"	Significant influence	Cellular com-munication, NMT-450Mhz	usual commercial terms	120,8	231
ZAO "Stavropol mobile communication"	Significant influence	Cellular com-munication AMPS-800 Mhz	usual commercial terms	34 542	316
"YugGiprosviaz " LLC	Significant influence	Design and estimation works	usual commercial terms	521 098	102 416
NP «CIPRT»	-	Agent's Services	usual commercial terms	32010	0
NP «CIPRT»	-	donation	-	-	132665
NP «CIPRT»	-	Membership fees	-	1000	1000
IN TOTAL:	**X**	**X**	**X**	**4 7850 33,5**	**2 986245**

State of settlements with affiliated persons

As it stands by December 31, 2004 indebtedness of affiliated persons before the Company and that of the Company before affiliated persons amounts to:

Name of affiliated person	**Character of relations**	**Kind of indebtedness**	**2004**	**2003**

Name of affiliated person	Character of relations	Kind of indebtedness	2004	2003
Accounts receivable				
PJSC «Rostelecom»	Controlled by PJSC «Sviazinvest»	Communication services		5
DZAO "Armavir com-munications plant"	Control	Delivery of goods	1	529
ZAO "OK" Orbita"	Control	Communication services	3 923	289
ZAO "CMTO"	Control	Logistics, delivery of goods	62	1 089
ZAO "Yugsviazstroi"	Control	Communication services	5 708	4 793
PJSC " V.I. Kuzminov Stavtelecom "	Control	Communication services	1 075	2 947
LLC "Intmashservice"	Control	Communication services	442	3 629
ZAO "Telesot-Alania"	Control	Communication services	3	168
ZAO "Astrakhan-Mobile"	Significant influence	Communication services	-	471
ZAO "Volgograd-GSM"	Significant influence	Communication services	825	3 289

Name of affiliated person	Character of relations	Kind of indebtedness	2004	2003
ZAO "Volgograd-Mobile"	Significant influence	Communication services	4 712	7 539
ZAO "Kabardino-Balkarian GSM"	Significant influence	Communi-cation services	57	57
ZAO "Karachai-CherkesskTeleSot "	Significant influence	Communica-tion services	322	394
ZAO "cellular communication Alania"	Significant influence	Communica-tion services	-	149
ZAO "Stavropol mobile commu-nication "	Significant influence	Communication services	248	354
ZAO "TeleRossKubanelectrosviaz"	Significant influence	Communication services	31	439
PJSC "SKET"	Significant influence	Communication services	2	79
"Yug-Gipro-sviaz" LLC	Significant influence	Communication services	15 838	35 189
ZAO "Zanelcom"	Significant influence	Communication services	19	-
PJSC "TV Company IR"	Significant influence	Communication services	10	-
NP «CIPRT»	-	Agent services	95175	0

Name of affiliated person	Character of relations	Kind of indebtedness	2004	2003
IN TOTAL:	**X**	**X**	**128453**	**61 404**
Accounts payable				
PJSC «Rostelecom»	Controlled by PJSC «Sviazinvest»	Communication services	134 027	133 319
DZAO "Armavir communica-tions plant"	Control	Delivery of goods	892,6	6 950
ZAO "OK" Orbita"	Control	health improving services	64	147
ZAO "CMTO"	Control	Logistics	410	104
ZAO "Yugsviaz-stroi"	Control	Construction services	458 832	260 928
PJSC " V.I. Kuzminov Stavtelecom "	Control	local, intercity communication	586	5 152
LLC "Intmash-service"	Control	repair, maintenance of communications	1 177	1 869
ZAO "Telesot-Alania"	Control	Cellular communication services, GSM-900Mhz	1 896,5	3 189

Name of affiliated person	Character of relations	Kind of indebtedness	2004	2003
ZAO "Volgograd-GSM"	Significant influence	Cellular communication services, GSM-900Mhz	946	1 022
ZAO "Volgograd-Mobile"	Significant influence	Cellular communication services, AMPS - 800 Mhz	-	5
ZAO "Zanelcom"	Significant influence	Operation and maintenance of equipment, sys-tems of network information technologies	4	4
ZAO "Karachai-CherkesskTeleS ot"	Significant influence	Cellular communication services, GSM-900Mhz	264	230
ZAO "cellular communica-tion Alania"	Significant influence	cellular communication, NMT-450Mhz	-	15
ZAO "Stavropol mobile com-munication"	Significant influence	cellular communication AMPS-800 Mhz	3	14
ZAO "TeleRossVolgo grad"	Significant influence	Telecommuni-cation services	2	32

Name of affiliated person	Character of relations	Kind of indebtedness	2004	2003
"Yug-Gipro-sviaz" LLC	Significant influence	Design and estimation works	137 010	7 437
ZAO TPK "Photon"	Significant influence	Advertising services	350	-
NP «CIPRT»	-	donation	8873	63874
IN TOTAL:	**X**	**X**	**745 337,1**	**484 291**

Loans, granted by the Company to affiliated persons

	2004	2003
Indebtedness by January 1 of accounting year	40 000	-
Given loans	174 707	70 000
Redempted in the year of account	(95 000)	(30 000)
Indebtedness by December 31 of accounting year	119 707	40 000

The loan granted to PJSC OK «Orbita» by the contract of novation dated December 28, 2004, was given at 13%. Other loans were granted without interest. The incomes on interest were not charged in 2004 and 2003.

Directors' emoluments

In 2004 the Company paid emoluments (bonuses, benefits and privileges) to the members of the Board of Directors and to the members of the Company Directorate to the total sum of 67 197,2 thousand rubles (in 2003 – 61 558,2 thousand rubles). The list of the Board of Directors members and directorate of the Company is given in section «General information» of the present explanatory note.

9. Non-state pension insurance

In 2004 the Company worked on 11 contracts with a non-state pension fund «Telecom – Union». Following this agreement, the Company is under obligation on the payment of fixed contributions in the size of 60 394 thousand rubles stipulated by the parties annually.

The total sums of contributions for the non-state pension insurance, paid by the Company in 2004 amounted to 61 074 thousand rubles. The sum of 2005 contributions is established in the size of 119 349 thousand rubles.

10. The conditional liabilities

The Company came forward as a guarantor for the third persons to the total sum of 1 273 769 thousand rubles (2003 – 2 143 977 thousand rubles). The Directorate of the Company does nor await the appearance of any significant liabilities in connection with these guarantees.

The conditions of carrying out activities of the Company

Though the Russian economy is considered to be market one, it still demonstrates the definite peculiarities, more specific for economy of transition period. Such peculiarities typical for transition period involve the relatively high rates of inflation, the existence of currency control, not allowing national economy to become liquidation means of payment outside the Russian Federation, as well as other peculiarities. The stability of Russian economy depends to large extent on policy and actions of the Government, directed to reforms of administrative and legal system, and also of economy.

Taxation

The Russian tax, currency and customs legislation admits different interpretations and is subject to frequent changes. The development of events in the Russian Federation recently points to the fact, that taxation bodies are able to take a tough line when interpreting tax legislation. As a consequence, the tax bodies may lay the claims on those transactions and methods of accounting, on which they never did before. As a result, the significant extra taxes, dues and penalties may be imposed. Defining sums of claims on probable, but not started actions, and also the estimation of unfavorable oUTKome probability do not appear to be possible. The tax checks may cover three calendar years of activity, directly forerunning the year of check. On certain conditions more earlier periods may be checked.

As it stands by December 31, 2004, the corresponding provisions of legislation by opinion of the top executives are interpreted by it correctly, and the probability to reserve situation, in which the Company is now, is high from the point of view tax, currency and customs legislation observance. At the same time it is rather probable, that for some issues of the legislation requirements interpretation and imposing relevant tax liabilities the management of the Company took the position that may be regarded in future by the state fiscal bodies as having no sufficient grounds. Reporting as of December 31, 2004 lacks any corrections, that may become necessary due to these uncertainties and positions, assumed by the Company.

The judicial contests, proceedings and deciding consequences

The Russian judicial system is characterized by (1) inconsistence of laws, decrees, regulations, decisions and orders of the government, ministries and local bodies of management, as well as other acts; (2) contradictions of local, regional and federal rules and regulating documents; (3) lack of legal and administrative instructions on legislation interpretation; (4) relative lack of skill in the field of legislation interpretation; and (5) large freedom of action undertaken by the state bodies.

The top management of the Company has no opportunity to assess the development of events in the Russian judicial system and their influence on financial standing of the Company and its future operations. The activity of the Company may experience over the long run the impacts of the country economic instability factors. The enclosed financial reporting is free of corrections, that could be made, as these uncertainties are settled.

11. The events after accounting date

Credits and loans

In January-February of 2005 the Company concluded the following contracts to obtain the credits:

- Supplementary agreement 2 dated January 28, 2005 to Agreement of crediting 1767 dated December 26, 2003 with PJSC «Alfa-Bank» to the sum of 70 000,0 thousand rubles till May 31, 2005. The Company pays interest to the bank at 13% rate for credit use without support;

- Loan contract 3109 dated January19, 2005 with JSB «Yug-Bank» to the sum of 100 000,0 thousand rubles for 29 days. The Company pays interest to the bank at 11% rate for credit use. The support for this credit is equipment to the value of 105 555,1 thousand rubles;

- Contract of opening nonrevolving credit line 499 dated February 9, 2005 with RF Savings Bank to the sum of 270 000,0 thousand rubles till August 4, 2006 The Company pays interest to the bank at 11.6% rate for credit use. The support for this credit is equipment to the value of 105 555,1 thousand rubles;

- Contract of opening nonrevolving credit line 498 dated February 9, 2005 with RF Savings Bank to the sum of 196 000,0 thousand rubles till July 26, 2005 The Company pays interest to the bank at 10% rate for credit use without support;

- Loan contract RK/007/05c dated February 9, 2005 with JSB «ROSBANK» to the sum of 600 000,0 thousand rubles till April 7, 2005 (bridge – credit). The Company pays interest to the bank at 13,5% rate for credit use without support;

- Agreement 79831 dated February 21, 2005 with PJSC «Alfa-Bank» to the sum of 150 000,0 thousand rubles till August 19, 2005. The Company pays interest to the bank at 12 % rate for credit use. The support for this credit is equipment to the value of 185 117,5 thousand rubles;

- Agreement 79849 dated February 28, 2005 with PJSC «Alfa-Bank» to the sum of 95 000,0 thousand rubles till August 26, 2005 The Company pays interest to the bank at 12 % rate for credit use. The support for this credit is equipment to the value of 114 783,8 thousand rubles

- Contract of issuing 58 promissory (discount) notes 121/0702-KB/05, dated February 7, 2005 with broker's office «North-West Investment Centre» LLC to the sum of 237 718,9 thousand rubles, paying interest at 14.9 percent rate (discount). The date of issue: February 8, 2005, date of contract termination: July 25, 2006; July 28 2006; July 31, 2006; August 7, 2006;

- Contract of issuing 2 promissory (discount) notes 01/05 dated February 1, 2005 with Krasnodar branch of PJSC «Vneshtorgbank» to the sum of 100 000 thousand rubles, paying interest at 14 percent rate (discount). The date of issue: February 1, 2005; date of contract termination: July 7, 2006; July 13, 2006;

- Contract of issuing 5 promissory (discount) notes 02/05 dated February 7, 2005 with Krasnodar branch of PJSC «Vneshtorgbank» to the sum of 160 000 thousand rubles, at 14 percent rate (discount). The date of issue February 8, 2005, date of repayment July 3, 2006; July 10, 2006; July 28, 2006; August 3, 2006, August 5, 2006;

- Supplementary agreement 2 dated February 3, 2005 to Agreement of crediting 78914 dated February 2, 2004 with PJSC «Alfa-Bank» to the sum of 105 000 thousand rubles till May 3, 2005 paying interest at 12.5 percent rate. Contract of equipment pledging 1, dated February 3, 2005. The credit was obtained on February 3, 2005;

- Loan contract 79705 dated December 27, 2004 with PJSC «Alfa-Bank» to the sum of 320 000 thousand rubles, at 12 percent rate, till January 10, 2006 Contract of equipment pledging 79705-3 dated December 27, 2004. The credit was obtained on January 13, 2005;

- Loan contract 14-05 dated March 9, 2005 with PJSC «Vneshtorgbank» to the sum of 168 000 thousand rubles, at 12 percent rate, till July 30, 2006. Contract of pledging 14-05 dated March 9, 2005 The credit was obtained on March 9, 2005

- Loan contract 533 dated March 29, 2005 with Krasnodar department of Savings Bank 8619 to the sum of 410 000 thousand rubles at 11,6 percent rate till September 25, 2006. The credit was obtained to the sum of 408 000 thousand rubles, including: 1st tranche on March 30, 2005 to the sum of 253 000 thousand rubles, 2nd tranche on April 11, 2005 to the sum of 155 000 thousand rubles Contract of equipment pledging 533 dated March 29, 2005

In February of 2005 the documentary interest-bearing nonconvertible bearer bonds of Series 02 with obligatory centralized storage, presented for quotation from February 3, 2005 till February 7, 2005 in the number of 1 175 000 pcs. to the sum of 1 175 000 thousand rubles

The new scheme of co-operationя with PJSC «Rostelecom»

In 2005 within the bounds of the Government measures realization for reorganization of telecommunications branch (liberalization of long-range communication market) the Company, rendering the intercity and international communication services, will turn to the new scheme of cooperation with PJSC «Rostelecom», the relations with which will be regulated by the contract of co-operation in rendering the intercity and international communication services and contract of telecommunication networks connection.

In accordance with the contract of co-operation the Company will provide an access to communication services, rendered by PJSC «Rostelecom», in relation to intercity and international communication services for value, keep the records and tariffing of rendered services, bill the users and receive payment, and also work recover receivables. The incomes of the Company, in conformity with the contract, will be formed as a sum of remuneration, PJSC «Rostelecom» will pay to it.

In accordance with the contract of telecommunication networks connection the Company will render traffic handling services to PJSC «Rostelecom» services (initiation and completion of call, transit of traffic to/from the networks of connected operators). As it was estimated by the Company, the change in cooperation scheme will result in decrease in the value of its incomes and expenses in equal sums, and, consequently, maintenance of steady profits.

The dividends

The value of annual dividend per a share will be adopted by the General Meeting of the Company shareholders in June of 2005. The Company Board of Directors made the decision to offer approval of 2004 dividend in the size of 0.0085 rubles per an ordinary share and 0.0260 rubles per a preference share (in 2003 –0,0812 rubles and 0,11114 rubles respectively), that will make 50 389,2 thousand rubles (in 2003 – 348 438.6 thousand rubles). Upon approval the annual dividends, subject to payment, will be shown in 2005 accounts.

Buying of shares

Acquiring blocks of shares in other organizations.

1. **ZAO «Yugsviazstroi».**

In accordance with decision of the PJSC «UTK» Board of Directors dated September 22, 2003 (Protocol 16) The Company acquired 19134 (nineteen thousand one hundred thirty four) ordinary registered shares of ZAO «Yugsviazstroi» of 1000 (one thousand) rubles nominal value to the total sum of 19 134 000 (nineteen million one hundred thirty four thousand) rubles. The share of PJSC «UTK» participation did not change and accounts for 100% of the authorized capital. The shares were acquired in accordance with the terms of distribution within the limits of additional issue of securities (closed subscription).

2. **PJSC "Sviazintek".**

The Company bought in first quarter of 2005 1650 (one thosand six hundred and fifty) ordinary registered shares of PJSC «Sviazintek» at the nominal value of 10 (ten) rubles to the total sum of 16 500 (sixteen thousand five hundred) rubles. The share of PJSC «UTK» participation accounted for 10 percent of the authorized capital.

Selling blocks of shares in other organizations.

1. **PJSC «Stavropol Commercial On-air Television».**

The PJSC «UTK» Board of Directors made decision to cease participation of PJSC «UTK» in PJSC «Stavropol Commercial On-air Television» on February 4, 2005 (Protocol 24) by selling block of shares that PJSC «UTK» owned at the nominal value to the total sum of 192 290 (one hundred ninety two thousand two hundred ninety) rubles. All arrangements on the bargain are proposed to be finalized in the first quarter of 2005.

2. **Insurance company «Moscovia», LLC**

The PJSC «UTK» Board of Directors made decision on February 4, 2005 to cease participation of PJSC «UTK» (Protocol 24) in Insurance company «Moscovia», LLC through the sale of share that PJSC «UTK» owned, accounting for 0.04 percent of authorized capital at the nominal value of 11 500 (eleven thousand five hundred) rubles at the price of 34 800 (thirty four thousand eight hundred) rubles. All arrangements on the bargain are proposed to be finalized in the first quarter of 2005

The unified social tax

The Federal Law 70-FZ dated June 20, 2004 was to make amendments to Chapter 24 of the Russian Federation Tax Code, stipulating the decrease in the rate of the unified social tax from January 1, 2005.

The decrease in the rate of the unified social tax from 35,6 down to 26 percent will result in decrease in the value of tax payments of the unified social tax, decrease in expenses on the common kinds of activities and increase in the size of the Company net profit.

The management of the Company is unable to provide estimation of impact of the change in the unified social tax rate from January 1, 2005 on 2005 net profit with sufficient reliability.

G.A.Romsky, Top Executive _______________

T.V.Rusinova, Chief accountant _______________